Exhibit 99.1

10 Anson Road, #28-01 International Plaza

Singapore 079903

NOTICE OF EXTRAORDINARY GENERAL MEETING OF MEMBERS

To Be Held on October 27, 2026

To the Shareholders of Guardforce AI Co., Limited:

NOTICE IS HEREBY GIVEN, that you are cordially invited to attend an extraordinary general meeting (the “Extraordinary Meeting”) of Guardforce AI Co., Limited, a Cayman Islands exempted company with limited liability (the “Company,” “we,” “us” or “our”). The Extraordinary Meeting is to be held as a hybrid meeting with a physical meeting located at Unit 504, Guardforce Center, No. 3 Hok Yuen Street East, Hung Hom, Kowloon, Hong Kong (the “Principal Meeting Place”) and virtual attendance and participation by members and/or proxies by way of Zoom at https://us06web.zoom.us/j/89942525550 (Meeting ID: 899 4252 5550; find your local number at https://us06web.zoom.us/u/kdxT8RPywd) at 11 a.m., Hong Kong standard time, on Tuesday, October 27, 2026 (11:00 p.m. Eastern Standard Time, on Monday, October 26, 2026), and at any adjournment or postponement thereof, for the purpose of considering and, if thought fit, passing (with or without amendments) the following resolutions:

1.	THAT, AS A SPECIAL RESOLUTION, subject to and conditional upon (i) the signing by the directors of the Company a solvency statement in accordance with the requirements of the Companies Act; and (ii) registration by the Registrar of Companies in the Cayman Islands of a copy of the solvency statement and the minute containing the particulars required under the Companies Act with respect to the Capital Reduction (as defined below), with effect from the date on which the aforesaid conditions are fulfilled:

(a)	every forty (40) issued and unissued shares of the Company of a nominal or par value of US$0.12 each (the “Existing Shares”) be and are hereby consolidated into one (1) share of a nominal or par value of US$4.8 each (each a “Consolidated Share”) (the “Share Consolidation”);

(b)	immediately following the Share Consolidation, the issued share capital of the Company be reduced by cancelling the paid-up capital of the Company to the extent of US$4.799 on each of the issued Consolidated Shares such that the par value of each issued Consolidated Share will be reduced from US$4.8 to US$0.001 (the “Capital Reduction”) and the amount deemed to be paid up on each issued share of the Company shall be US$0.001 each;

(c)	immediately following the Capital Reduction, each of the authorized but unissued Consolidated Shares of a par value of US$4.8 each (including those arising from the Capital Reduction) be subdivided (the “Share Subdivision” and together with the Share Consolidation and the Capital Reduction, the “Capital Reorganization”) into 4,800 shares of a par value of US$0.001 each (the “New Shares”);

(d)	in respect of any fractional entitlements to the issued New Shares resulting from the Share Consolidation, if so determined by the Board in its sole discretion, the directors be and are hereby authorized to settle as they consider expedient any difficulty which arises in relation to the Share Consolidation, including but without prejudice to the generality of the foregoing capitalizing all or any part of any amount for the time being standing to the credit of any reserve or fund of the Company (including its share premium account and profit and loss account) whether or not the same is available for distribution and applying such sum in paying up unissued New Shares to be issued to shareholders of the Company to round up any fractions of New Shares issued to or registered in the name of such shareholders of the Company following or as a result of the Share Consolidation;

(e)	the New Shares shall rank pari passu in all respects with each other and have the rights and privileges and be subject to the restrictions in respect of ordinary shares contained in the memorandum and articles of association of the Company;

(f)	immediately following the Capital Reorganization, the authorized share capital of the Company will be changed from US$36,000,000 divided into 300,000,000 Existing Shares of a par value of US$0.12 each to US$36,000,000 divided into 36,000,000,000 New Shares of a par value of US$0.001 each;

(g)	the credit arising from the Capital Reduction be transferred to a distributable reserve account of the Company which may be utilized by the Directors as a distributable reserve in accordance with the articles of association of the Company and all applicable laws and rules including, without limitation, eliminating or setting off the accumulated losses of the Company which may arise from time to time and/or paying dividends and/or making any other distribution out of such account from time to time and all actions in relation thereto be approved, ratified and confirmed; and

(h)	the directors of the Company be and are hereby authorised to do all such acts and things and execute (under hand or as a deed and where appropriate, under the common seal of the Company) all such documents on behalf of the Company, as they may consider necessary or expedient to give effect to or in connection with the implementation of the Capital Reorganization.

2.	THAT, AS A SPECIAL RESOLUTION, subject to and immediately following effectiveness of the Capital Reorganization,

(a)	the shares of the Company be re-designated and re-classified (the “Redesignation and Reclassification of Share Capital”) such that the currently authorised share capital of the Company shall be re-classified and re-designated from (i) US$36,000,000 divided into 36,000,000,000 New Shares of a par value of US$0.001 each to (ii) US$36,000,000 divided into 34,500,000,000 Class A ordinary shares of a nominal or par value of US$0.001 each, 500,000,000 Class B ordinary shares of a nominal or par value of US$0.001 each, and 1,000,000,000 preferred shares of a nominal or par value of US$0.001 each, by the re-designation and re-classification of (x) 34,499,280,801 unissued New Shares of a nominal or par value of US$0.001 each into 34,499,280,801 unissued Class A ordinary shares of a nominal or par value of US$0.001 each, (y) 499,919,966 unissued New Shares of a nominal or par value of US$0.001 each into 499,919,966 unissued Class B ordinary shares of a nominal or par value of US$0.001 each, and (z) 1,000,000,000 unissued New Shares of a nominal or par value of US$0.001 each into 1,000,000,000 unissued Preferred Shares of a nominal or par value of US$0.001 each, and the currently issued 799,233 New Shares of a nominal or par value of US$0.001 each in the Company be and are re-designated and re-classified into 719,199 Class A ordinary shares of a nominal or par value of US$0.001 each with 1 vote per share (the “Class A Ordinary Shares”), 80,034 Class B ordinary shares of a nominal or par value of US$0.001 each with 20 votes per share (the “Class B Ordinary Shares”), and 0 preferred shares of a nominal or par value of US$0.001 each, on a one for one basis, as follows:

Name of Shareholder	Number of existing New Shares held	Number and class of shares to be held after the re-designation and re-classification of shares of the Company
Lei Wang	80,034 New Shares	80,034 Class B Ordinary Shares
All other shareholders	719,199 New Shares	719,199 Class A Ordinary Shares
Total	799,233 New Shares	719,199 Class A Ordinary Shares and 80,034 Class B Ordinary Shares

(b)	the existing clause 8 of the existing amended and restated memorandum of association be deleted in its entirety and be replaced with the following new clause 8:

“The share capital of the Company is US$36,000,000 divided into 34,500,000,000 Class A Ordinary Shares of a nominal or par value of US$0.001 each, 500,000,000 Class B Ordinary Shares of a nominal or par value of US$0.001 each, and 1,000,000,000 Preferred Shares of a nominal or par value of US$0.001 each of such class or classes (howsoever designated) as the Board may determine from time to time in accordance with Article 13 of the Articles of Association of the Company, with the power for the Company, insofar as is permitted by law, to redeem or purchase any of its shares and to increase or reduce the said share capital subject to the provisions of the Companies Act (As Revised) and the Articles of Association of the Company and to issue any part of its capital, whether original, redeemed or increased, with or without any preference, priority or special privilege or subject to any postponement of rights or to any conditions or restrictions; and so that, unless the conditions of issue shall otherwise expressly declare, every issue of shares, whether declared to be preference or otherwise, shall be subject to the power hereinbefore contained.”; and

(c)	the Second Amended and Restated Memorandum of Association and Third Amended and Restated Articles of Association of the Company as set forth in Appendix A to this notice (the “New M&A”) be adopted in substitution for and to the exclusion of the Amended and Restated Memorandum of Association and Second Amended and Restated Articles of Association of the Company currently in effect, to reflect the multi-class share structure and set out the rights and privileges of Class A Ordinary Shares and Class B Ordinary Shares.

3.	THAT to approve an amendment to the Guardforce AI Co., Limited 2022 Equity Incentive Plan (the “Plan”) to increase the maximum number of shares available for grant under the Plan from up to 15% of the issued and outstanding Ordinary Shares at the time of grant (less the aggregate number of Ordinary Shares then reserved for issuance pursuant to any other share compensation arrangement), as determined in the sole and absolute discretion of the Committee (as defined in the Plan) or the board of directors of the Company, to up to 20% of the issued and outstanding Class A Ordinary Shares at the time of grant (less the aggregate number of Class A Ordinary Shares then reserved for issuance pursuant to any other share compensation arrangement), and to adopt and approve in all respects, with immediate effect, Amendment No. 2 to the Plan attached to the Company’s proxy statement dated October 2, 2026 as Appendix B.

The foregoing items of business are more fully described in the proxy statement accompanying this Notice. We are not aware of any other business to come before the Extraordinary Meeting. The Board unanimously recommends that the shareholders vote “FOR” each of the proposals.

Only shareholders of record at the close of business on September 28, 2026 are entitled to notice and to vote at the Extraordinary Meeting and any adjournment or postponement thereof.

It is important that your shares are represented at the Extraordinary Meeting. We urge you to review the attached Proxy Statement and, whether or not you plan to attend the Extraordinary Meeting in person or via Zoom, please vote your shares promptly by casting your vote via the Internet, Email, Fax, or, if you prefer to mail your proxy or voter instructions, please complete, sign, date, and return your proxy or vote instruction form in the pre-addressed envelope provided, which requires no additional postage if mailed in the United States. You may revoke your vote by submitting a subsequent vote over the Internet, Email, Fax, or by mail before the Extraordinary Meeting, or by voting in person or via Zoom at the Extraordinary Meeting.

If you plan to attend the Extraordinary Meeting, please notify us of your intentions. This will assist us with meeting preparations. If your shares are not registered in your own name and you would like to attend the Extraordinary Meeting, please follow the instructions contained in the proxy materials that are being mailed to you and any other information forwarded to you by your broker, trust, bank, or other holder of record to obtain a valid proxy from it. This will enable you to gain admission to the Extraordinary Meeting and vote in person.

October 2, 2026	By Order of the Board of Directors,

/s/ Lei Wang
Lei Wang
Chairwoman

IMPORTANT NOTICE REGARDING THE AVAILABILITY OF PROXY MATERIALS FOR THE Extraordinary

Meeting of Members TO BE HELD ON OCTOBER 27, 2026

This Notice and Proxy Statement are available online at https://ir.guardforceai.com/corporate-governance/governance-documents/

TABLE OF CONTENTS

Page
GENERAL INFORMATION	1
Purpose of Extraordinary Meeting	1
Will there be any other items of business on the agenda?	4
Who is entitled to vote at the Extraordinary Meeting?	4
What constitutes a quorum and how will votes be counted?	5
Votes Required	5
How do I vote?	5
Revoking Your Proxy	6
Proxy Solicitation Costs	6
PROPOSAL NO. 1 — CAPITAL REORGANIZATION	7
Purpose of Share Consolidation	7
Effects of the Share Consolidation	8
Procedure for Implementing the Share Consolidation	10
Federal Income Tax Consequences of the Share Consolidation	10
Fractional Entitlements arising from the Share Consolidation	10
Vote Required	11
Recommendation of the Board	11
PROPOSAL NO. 2 — RE-DESIGNATION OF SHARE CAPITAL AND ADOPTION OF THE SECOND AMENDED AND RESTATED MEMORANDUM OF ASSOCIATION AND THIRD AMENDED AND RESTATED ARTICLES OF ASSOCIATION	12
Resolution to be Voted Upon	12
Vote Required	14
Recommendation of the Board	14
PROPOSAL NO. 3 — EQUITY INCENTIVE PLAN AMENDMENT	15
Vote Required	15
Recommendation of the Board	15
OTHER MATTERS	16

i

Guardforce AI Co., Limited

10 Anson Road, #28-01 International Plaza

Singapore 079903

__________

PROXY STATEMENT

__________

This Proxy Statement and the accompanying proxy are being furnished with respect to the solicitation of proxies by the Board of Directors (the “Board”) of Guardforce AI Co., Limited, a Cayman Islands exempted company with limited liability (the “Company,” “we,” “us” or “our”), for the Extraordinary Meeting of Members (the “Extraordinary Meeting”). The Extraordinary Meeting is to be held as a hybrid meeting with a physical meeting located at Unit 504, Guardforce Center, No. 3 Hok Yuen Street East, Hung Hom, Kowloon, Hong Kong (the “Principal Meeting Place”) and virtual attendance and participation by members and/or proxies by way of Zoom at https://us06web.zoom.us/j/89942525550 (Meeting ID: 899 4252 5550; find your local number at https://us06web.zoom.us/u/kdxT8RPywd) at 11 a.m., Hong Kong standard time, on Tuesday, October 27, 2026 (11:00 p.m. Eastern Standard Time, on Monday, October 26, 2026), and at any adjournment or postponement thereof.

We will send or make these proxy materials available to shareholders on or about October 7, 2026.

GENERAL INFORMATION

Purpose of Extraordinary Meeting

The purposes of the Extraordinary Meeting are to seek shareholder approval of the following ordinary and special resolutions:

1.	THAT, AS A SPECIAL RESOLUTION, subject to and conditional upon (i) the signing by the directors of the Company a solvency statement in accordance with the requirements of the Companies Act; and (ii) registration by the Registrar of Companies in the Cayman Islands of a copy of the solvency statement and the minute containing the particulars required under the Companies Act with respect to the Capital Reduction (as defined below), with effect from the date on which the aforesaid conditions are fulfilled:

(a)	every forty (40) issued and unissued shares of the Company of a nominal or par value of US$0.12 each (the “Existing Shares”) be and are hereby consolidated into one (1) share of a nominal or par value of US$4.8 each (each a “Consolidated Share”) (the “Share Consolidation”);

(b)	immediately following the Share Consolidation, the issued share capital of the Company be reduced by cancelling the paid-up capital of the Company to the extent of US$4.799 on each of the issued Consolidated Shares such that the par value of each issued Consolidated Share will be reduced from US$4.8 to US$0.001 (the “Capital Reduction”) and the amount deemed to be paid up on each issued share of the Company shall be US$0.001 each;

(c)	immediately following the Capital Reduction, each of the authorized but unissued Consolidated Shares of a par value of US$4.8 each (including those arising from the Capital Reduction) be subdivided (the “Share Subdivision” and together with the Share Consolidation and the Capital Reduction, the “Capital Reorganization”) into 4,800 shares of a par value of US$0.001 each (the “New Shares”);

(d)	in respect of any fractional entitlements to the issued New Shares resulting from the Share Consolidation, if so determined by the Board in its sole discretion, the directors be and are hereby authorized to settle as they consider expedient any difficulty which arises in relation to the Share Consolidation, including but without prejudice to the generality of the foregoing capitalizing all or any part of any amount for the time being standing to the credit of any reserve or fund of the Company (including its share premium account and profit and loss account) whether or not the same is available for distribution and applying such sum in paying up unissued New Shares to be issued to shareholders of the Company to round up any fractions of New Shares issued to or registered in the name of such shareholders of the Company following or as a result of the Share Consolidation;

(e)	the New Shares shall rank pari passu in all respects with each other and have the rights and privileges and be subject to the restrictions in respect of ordinary shares contained in the memorandum and articles of association of the Company;

(f)	immediately following the Capital Reorganization, the authorized share capital of the Company will be changed from US$36,000,000 divided into 300,000,000 Existing Shares of a par value of US$0.12 each to US$36,000,000 divided into 36,000,000,000 New Shares of a par value of US$0.001 each;

(g)	the credit arising from the Capital Reduction be transferred to a distributable reserve account of the Company which may be utilized by the Directors as a distributable reserve in accordance with the articles of association of the Company and all applicable laws and rules including, without limitation, eliminating or setting off the accumulated losses of the Company which may arise from time to time and/or paying dividends and/or making any other distribution out of such account from time to time and all actions in relation thereto be approved, ratified and confirmed; and

(h)	the directors of the Company be and are hereby authorised to do all such acts and things and execute (under hand or as a deed and where appropriate, under the common seal of the Company) all such documents on behalf of the Company, as they may consider necessary or expedient to give effect to or in connection with the implementation of the Capital Reorganization.

2.	THAT, AS A SPECIAL RESOLUTION, subject to and immediately following effectiveness of the Capital Reorganization,

(a)	the shares of the Company be re-designated and re-classified (the “Redesignation and Reclassification of Share Capital”) such that the currently authorised share capital of the Company shall be re-classified and re-designated from (i) US$36,000,000 divided into 36,000,000,000 New Shares of a par value of US$0.001 each to (ii) US$36,000,000 divided into 34,500,000,000 Class A ordinary shares of a nominal or par value of US$0.001 each, 500,000,000 Class B ordinary shares of a nominal or par value of US$0.001 each, and 1,000,000,000 preferred shares of a nominal or par value of US$0.001 each, by the re-designation and re-classification of (x) 34,499,280,801 unissued New Shares of a nominal or par value of US$0.001 each into 34,499,280,801 unissued Class A ordinary shares of a nominal or par value of US$0.001 each, (y) 499,919,966 unissued New Shares of a nominal or par value of US$0.001 each into 499,919,966 unissued Class B ordinary shares of a nominal or par value of US$0.001 each, and (z) 1,000,000,000 unissued New Shares of a nominal or par value of US$0.001 each into 1,000,000,000 unissued Preferred Shares of a nominal or par value of US$0.001 each, and the currently issued 799,233 New Shares of a nominal or par value of US$0.001 each in the Company be and are re-designated and re-classified into 719,199 Class A ordinary shares of a nominal or par value of US$0.001 each with 1 vote per share (the “Class A Ordinary Shares”), 80,034 Class B ordinary shares of a nominal or par value of US$0.001 each with 20 votes per share (the “Class B Ordinary Shares”), and 0 preferred shares of a nominal or par value of US$0.001 each, on a one for one basis, as follows:

Name of Shareholder	Number of existing New Shares held	Number and class of shares to be held after the re-designation and re-classification of shares of the Company
Lei Wang	80,034 New Shares	80,034 Class B Ordinary Shares
All other shareholders	719,199 New Shares	719,199 Class A Ordinary Shares
Total	799,233 New Shares	719,199 Class A Ordinary Shares and 80,034 Class B Ordinary Shares

(b)	the existing clause 8 of the existing amended and restated memorandum of association be deleted in its entirety and be replaced with the following new clause 8:

“The share capital of the Company is US$36,000,000 divided into 34,500,000,000 Class A Ordinary Shares of a nominal or par value of US$0.001 each, 500,000,000 Class B Ordinary Shares of a nominal or par value of US$0.001 each, and 1,000,000,000 Preferred Shares of a nominal or par value of US$0.001 each of such class or classes (howsoever designated) as the Board may determine from time to time in accordance with Article 13 of the Articles of Association of the Company, with the power for the Company, insofar as is permitted by law, to redeem or purchase any of its shares and to increase or reduce the said share capital subject to the provisions of the Companies Act (As Revised) and the Articles of Association of the Company and to issue any part of its capital, whether original, redeemed or increased, with or without any preference, priority or special privilege or subject to any postponement of rights or to any conditions or restrictions; and so that, unless the conditions of issue shall otherwise expressly declare, every issue of shares, whether declared to be preference or otherwise, shall be subject to the power hereinbefore contained.”; and

(c)	the Second Amended and Restated Memorandum of Association and Third Amended and Restated Articles of Association of the Company as set forth in Appendix A to this notice (the “New M&A”) be adopted in substitution for and to the exclusion of the Amended and Restated Memorandum of Association and Second Amended and Restated Articles of Association of the Company currently in effect, to reflect the multi-class share structure and set out the rights and privileges of Class A Ordinary Shares and Class B Ordinary Shares.

3.	THAT to approve an amendment to the Guardforce AI Co., Limited 2022 Equity Incentive Plan (the “Plan”) to increase the maximum number of shares available for grant under the Plan from up to 15% of the issued and outstanding Ordinary Shares at the time of grant (less the aggregate number of Ordinary Shares then reserved for issuance pursuant to any other share compensation arrangement), as determined in the sole and absolute discretion of the Committee (as defined in the Plan) or the board of directors of the Company, to up to 20% of the issued and outstanding Class A Ordinary Shares at the time of grant (less the aggregate number of Class A Ordinary Shares then reserved for issuance pursuant to any other share compensation arrangement), and to adopt and approve in all respects, with immediate effect, Amendment No. 2 to the Plan attached to the Company’s proxy statement dated October 2, 2026 as Appendix B.

The Board recommends a vote FOR each proposal.

Will there be any other items of business on the agenda?

The Board knows of no other matters that will be presented for consideration at the Extraordinary Meeting. Nonetheless, in case there is an unforeseen need, the accompanying proxy gives discretionary authority to the persons named on the proxy with respect to any other matters that might be brought before the Extraordinary Meeting or at any postponement or adjournment of the Extraordinary Meeting. Those persons intend to vote that proxy in accordance with their judgment. If for any reason any of the nominees are not available as candidates for director, and our Board has not reduced the authorized number of directors on our Board, the persons named as proxy holders will vote your proxy for such other candidate or candidates as may be nominated by the Board.

Who is entitled to vote at the Extraordinary Meeting?

Only shareholders of record of our ordinary shares of a par value of US$0.12 each, as of the close of business on September 28, 2026 (the “Record Date”) are entitled to notice and to attend and vote at the Extraordinary Meeting and any adjournment or adjournments thereof.

Each fully paid ordinary share is entitled to one vote on each matter properly brought before the Extraordinary Meeting. The enclosed proxy card or voting instruction card shows the number of shares you are entitled to vote at the Extraordinary Meeting.

Shareholder of Record: Shares Registered in Your Name

If on the Record Date your shares were registered directly in your name with the Company, then you are a shareholder of record. As a shareholder of record, you may vote in person at the Extraordinary Meeting or vote by proxy. Whether or not you plan to attend the Extraordinary Meeting, to ensure your vote is counted, we encourage you to vote either by Internet or by filling out and returning the enclosed proxy card.

Beneficial Owner: Shares Registered in the Name of a Broker or Bank

If on the Record Date your shares were held in an account at a brokerage firm, bank, dealer, or other similar organization, then you are the beneficial owner of shares held in “street name” and these proxy materials are being forwarded to you by that organization. The organization holding your account is considered the shareholder of record for purposes of voting at the Extraordinary Meeting. As the beneficial owner, you have the right to direct your broker or other agent on how to vote the shares in your account. Your broker will not be able to vote your shares unless your broker receives specific voting instructions from you. We strongly encourage you to vote.

What constitutes a quorum and how will votes be counted?

The quorum for our Extraordinary Meeting is 2 members present in person or by proxy representing not less than one-third of the votes of the paid up voting share capital of the Company. If, within half an hour from the time appointed for our Extraordinary Meeting a quorum is not present, then the Extraordinary Meeting will be adjourned (in accordance with the provisions of our existing articles of association) to the same day in the next week at the same time and place.

Votes Required

Proposal No. 3 requires the affirmative vote of a simple majority of the votes of the shareholders (or their duly appointed proxies) entitled to vote and voting on such proposal, in person or by proxy. Proposal Nos. 1 and 2 each require a special resolution under Cayman Islands law, being the affirmative vote of the holders of a majority of at least two-thirds of the ordinary shares who, being present and entitled to vote at the Extraordinary Meeting, vote in person or by proxy at the Extraordinary Meeting.

How do I vote?

Your shares may only be voted at the Extraordinary Meeting if you are present in person or are represented by proxy. Whether or not you plan to attend the Extraordinary Meeting, we encourage you to vote by proxy to ensure that your shares will be represented.

You may vote using any of the following methods:

●	By Internet. You may vote by using the Internet in accordance with the instructions included in the proxy card. The Internet voting procedures are designed to authenticate shareholders’ identities, to allow shareholders to vote their shares and to confirm that their instructions have been properly recorded.

●	By Email. You may vote by proxy by marking the enclosed proxy card, dating and signing it, and emailing it according to the email address provided on the enclosed proxy card.

●	By Mail. Shareholders of record as of the Record Date may submit proxies by completing, signing and dating their proxy cards and mailing them in the accompanying pre-addressed envelopes. If you return your signed proxy but do not indicate your voting preferences, your shares will be voted on your behalf “FOR” each of the proposals. Shareholders who hold shares beneficially in street name may provide voting instructions by mail by completing, signing and dating the voting instruction forms provided by their brokers, banks or other nominees and mailing them in the accompanying pre-addressed envelopes.

●	By Fax. You may vote by proxy by marking the enclosed proxy card, dating and signing it, and faxing it according to the fax number provided on the enclosed proxy.

●	In person at the Extraordinary Meeting. Shares held in your name as the shareholder of record may be voted in person at the Extraordinary Meeting or at any postponement or adjournment of the Extraordinary Meeting. Shares held beneficially in street name may be voted in person only if you obtain a legal proxy from the broker, bank or nominee that holds your shares giving you the right to vote the shares. Even if you plan to attend the Extraordinary Meeting, we recommend that you also submit your proxy or voting instructions by mail or Internet so that your vote will be counted if you later decide not to attend the Extraordinary Meeting.

Revoking Your Proxy

Even if you execute a proxy, you retain the right to revoke it and to change your vote by notifying us at any time before your proxy is voted. Mere attendance at the meeting will not revoke a proxy. Such revocation may be effected by following the instructions for voting on your proxy card or vote instruction form. Unless so revoked, the shares represented by proxies, if received in time, will be voted in accordance with the directions given therein. However, if you are a shareholder of record, delivery of a proxy would not preclude you from attending and voting in person at the meeting convened and in such event, the instrument appointing a proxy shall be deemed to be revoked.

If the Extraordinary Meeting is postponed or adjourned for any reason, at any subsequent reconvening of the Extraordinary Meeting, all proxies will be voted in the same manner as the proxies would have been voted at the original convening of the Extraordinary Meeting (except for any proxies that have at that time effectively been revoked or withdrawn), even if the proxies had been effectively voted on the same or any other matter at a previous Extraordinary Meeting.

Proxy Solicitation Costs

We will bear the entire cost of this solicitation of proxies, including the preparation, assembly, printing, and mailing of the proxy materials that we may provide to our shareholders. Copies of solicitation material will be provided to brokerage firms, fiduciaries and custodians holding shares in their names that are beneficially owned by others so that they may forward the solicitation material to such beneficial owners. We may solicit proxies by mail, and the officers and employees of the Company, who will receive no extra compensation therefor, may solicit proxies personally or by telephone. The Company will reimburse brokerage houses and other nominees for their expenses incurred in sending proxies and proxy materials to the beneficial owners of shares held by them.

PROPOSAL NO. 1 — CAPITAL REORGANIZATION

Purpose of Share Consolidation

The Company’s ordinary shares are listed on The Nasdaq Capital Market under the trading symbol of “GFAI.” In order for the ordinary shares to continue to be listed on The Nasdaq Capital Market, the Company must satisfy various listing standards established by Nasdaq. Among others, Nasdaq Listing Rule 5550(a)(2) requires that listed shares maintain a minimum bid price of US$1.00 per share (the “Bid Price Rule”). On December 12, 2025, the Company received a letter from Nasdaq indicating that it is no longer in compliance with the Bid Price Rule.

In order to retain the compliance with the Bid Price Rule under NASDAQ Listing Rule 5810(c)(3)(A), the closing bid price of the Company’s ordinary shares should be at least US$1 for a minimum of ten consecutive business days. As of October 2, 2026, the Company has not yet regained the compliance with the Bid Price Rule.

To enhance the Company’s ability to regain the compliance of the Bid Price Rule, the Board believes that it is in the best interest of the Company and the shareholders to effectuate a share consolidation to increase the market price of the ordinary shares. As a result, the Board is soliciting shareholders’ approval of a share consolidation of the Company’s shares at a ratio of one-for-forty.

The Board also believes that the delisting of the ordinary shares from The Nasdaq Capital Market would likely result in decreased liquidity. Such decreased liquidity would result in the increase in the volatility of the trading price of the ordinary shares, a loss of current or future coverage by certain analysts and a diminution of institutional investor interest. In addition, the Board believes that such delisting could also cause a loss of confidence of corporate partners, customers and employees, which could harm the Company’s business and future prospects.

In evaluating whether or not to conduct the share consolidation, the Board also took into account various negative factors associated with such corporate action. These factors include: the negative perception of share consolidation held by some investors, analysts and other stock market participants; the fact that the share price of some companies that have effected share consolidation has subsequently declined back to pre-consolidation levels; the adverse effect on liquidity that might be caused by a reduced number of shares outstanding; and the costs associated with implementing a share consolidation.

The Board considered these factors, and the potential harm of being delisted from The Nasdaq Capital Market. The Board determined that continued listing on The Nasdaq Capital Market is in the best interest of the Company and its shareholders, and that the Share Consolidation is probably necessary to maintain the listing of the Company’s ordinary shares on The Nasdaq Capital Market.

In addition, there can be no assurance that, after the Share Consolidation, the Company would be able to maintain the listing of the ordinary shares on The Nasdaq Capital Market. The Nasdaq Capital Market maintains several other continued listing requirements currently applicable to the listing of the ordinary shares. Shareholders should recognize that if the Share Consolidation is effected, they will own a smaller number of ordinary shares than they currently own. While the Company expects that the Share Consolidation will result in an increase in the market price of the ordinary shares, it may not increase the market price of the ordinary shares in proportion to the reduction in the number of ordinary shares outstanding or result in a permanent increase in the market price (which depends on many factors, including our performance, prospects and other factors that may be unrelated to the number of shares outstanding).

If the Share Consolidation is effected and the market price of the Company’s ordinary shares declines, the percentage decline as an absolute number and as a percentage of the Company’s overall market capitalization may be greater than would occur in the absence of the Share Consolidation. Furthermore, the liquidity of the Company’s ordinary shares could be adversely affected by the reduced number of shares that would be outstanding after the Share Consolidation. Accordingly, the Share Consolidation may not achieve the desired results that have been outlined above.

Effects of the Share Consolidation

Authorized Shares and Unissued Shares

At the time the Share Consolidation is effective, all of our issued and unissued ordinary shares will be consolidated at the ratio of one-for-forty. Accordingly, the number of unissued ordinary shares will be reduced at the same ratio.

Issued and Outstanding Shares

The Share Consolidation will also reduce the number of issued and outstanding ordinary shares at the ratio of one-for-forty. In addition, the par value of ordinary shares will be changed to US$0.001 per share.

For example, a shareholder holding 1,000 ordinary shares, par value US$0.12 before the Share Consolidation would hold 25 ordinary shares, par value US$4.8 per share immediately after the Share Consolidation. A shareholder holding 1,010 ordinary shares before the Share Consolidation, who would otherwise be entitled to 25.25 ordinary shares, would hold 26 ordinary shares immediately after the Share Consolidation as a result of the rounding up of fractional entitlements described below. However, each shareholder’s proportionate ownership of the issued and outstanding ordinary shares immediately following the effectiveness of the Share Consolidation would remain the same, with the exception of adjustments related to the treatment of fractional shares (see below).

Proportionate adjustments will be made based on the ratio of the Share Consolidation to the per share exercise price and the number of shares issuable upon the exercise or conversion of all outstanding options, warrants, convertible or exchangeable securities entitling the holders to purchase, exchange for, or convert into, our ordinary shares. This will result in approximately the same aggregate price being required to be paid under such options, warrants, convertible or exchangeable securities upon exercise, and approximately the same value of ordinary shares being delivered upon such exercise, exchange or conversion, immediately following the Share Consolidation as was the case immediately preceding the Share Consolidation.

Outstanding Warrants

As of October 2, 2026, we currently have 600,013 warrants to purchase 15,000 ordinary shares, subject to rounding of fractional warrants, at an exercise price of $4.65 per share with the expiration date of January 20, 2027 (the “PIPE Warrants”).

Upon effectiveness of the Share Consolidation, each outstanding PIPE Warrant shall be exercisable for 1/160 of one ordinary share of the Company (i.e., 160 PIPE Warrants are required to purchase one ordinary share). The exercise price shall be adjusted to US$186 per post-consolidation ordinary share.

Purpose of Capital Reduction and Share Subdivision

Subject to all requirements prescribed by the Companies Act (As Revised) of the Cayman Islands (the “Companies Act”) relating to capital reductions being complied with, as a special resolution, to approve the Capital Reduction and Share Subdivision as stated above.

It is noted that the Companies (Amendment) Act, 2024 of the Cayman Islands (the “Amendment Act”), which amended the Companies Act, came into force on 1 January 2026. Amongst other things, the Amendment Act allows companies limited by shares or by guarantee to reduce their share capital without the need for court approval by passing a special resolution supported by a solvency statement (the “Solvency Statement”) signed by a director no more than 30 days before the date on which the special resolution is passed (the “New Capital Reduction Regime”). Under the Amendment Act, “solvency statement” is defined as “a statement made in the prescribed form to the effect that a full enquiry into the company’s affairs has been made and to the best of the directors’ knowledge and belief the company will be able to pay its debts as they fall due in the ordinary course of business commencing on the date of the statement.”

The Board consider it to be in the best interests of the Company to present the Capital Reorganization to the shareholders at the Extraordinary Meeting to approve the Capital Reorganization so that the Company may proceed with the Capital Reorganization, and to create flexibility for future corporate actions as the Board determines to be in the best interests of the Company and its shareholders.

It is noted that the Board of the Company, in accordance with the requirements of the New Capital Reduction Regime, have determined that, after having made a full enquiry into the affairs of the Company, to the best of their knowledge and belief, the Company is and will be able to pay its debts as they fall due in the ordinary course of business. The Board will sign a Solvency Statement in connection with the proposed Capital Reorganization pursuant to section 14A of the Companies Act no more than thirty days before the date of the Extraordinary Meeting.

If approved at the Extraordinary Meeting, the Company will be required to deliver to the Registrar of Companies in the Cayman Islands (the “Registrar”) a copy of the Solvency Statement and a minute showing certain information in respect of Capital Reorganization (the “Minute”), in each case, as required pursuant to section 14B of the Companies Act, within fifteen (15) days of the passing of Proposal No. 1. The Capital Reorganization will then take effect on the date on which the Solvency Statement and Minute is registered by the Registrar under section 14B of the Companies Act.

If approved at the Extraordinary Meeting, the Capital Reorganization will be implemented simultaneously, and in a proportionate manner equally for all shares of the Company. The Capital Reorganization will affect all shareholders uniformly and will have no effect on the proportionate holdings of any individual shareholder’s beneficial ownership in the Company, save for the immaterial effect of the rounding up of fractional entitlements described under “Fractional Entitlements arising from the Share Consolidation” below.

The primary purpose of the Capital Reduction and the Share Subdivision is to reduce the par value of each issued share to US$0.001, which will (i) offset the accumulated losses of the Company (if any), thereby reducing the accumulated losses of the Company; (ii) provide greater flexibility to the Company to declare dividends and/or to undertake any corporate exercise which requires the use of distributable reserves in the future, subject to the Company’s performance and when the Directors consider that it is appropriate to do so, (iii) allow the Company to increase the market price through share consolidation in the future, if necessary, so as to comply with the requirements under the Nasdaq Listing Rule 5550(a)(2) which requires that listed shares maintain a minimum bid price of US$1.00 per share, and (iv) provide greater flexibility to the Company in the pricing for any issue of new shares in the future.

Procedure for Implementing the Capital Reorganization

As soon as practicable after the effective date of the Capital Reorganization, the Company’s shareholders will be notified that the Share Consolidation has been effected. The Company expects that its transfer agent, VStock Transfer, LLC, will act as exchange agent for purposes of implementing Capital Reorganization.

Holders of pre-Capital Reorganization shares represented by physical certificates, if any, will be required to surrender their certificates representing pre-consolidation ordinary shares to the exchange agent in exchange for certificates representing post-consolidation Class A ordinary shares, in accordance with the procedures to be set forth in the instructions that the Company or the exchange agent will send to its registered shareholders.

Shareholders who hold their ordinary shares in book-entry form will have their accounts automatically adjusted by the exchange agent to reflect the number of post-consolidation ordinary shares to which they are entitled. Shareholders who hold their shares through a bank, broker, or other nominee will have their positions automatically adjusted by their bank, broker, or nominee to reflect the post-consolidation Class A ordinary shares, and such shareholders need not take any act.

SHAREHOLDERS SHOULD NOT DESTROY ANY SHARE CERTIFICATE(S) AND SHOULD NOT SUBMIT ANY CERTIFICATE(S) UNTIL REQUESTED TO DO SO.

Banks, brokers or other nominees will be instructed to effect the Capital Reorganization for their beneficial holders holding shares in “street name.” However, these banks, brokers or other nominees may have different procedures from those that apply to registered shareholders for processing the Share Consolidation. If a shareholder holds shares with a bank, broker or other nominee and has any questions in this regard, shareholders are encouraged to contact their bank, broker or other nominee.

Federal Income Tax Consequences of the Share Consolidation

The Share Consolidation is generally tax-free under Section 368(a)(1)(E) of the Internal Revenue Code of 1986, as amended (the “Code”). Accordingly, a shareholder generally will not recognize gain or loss, and the tax basis and holding period of the pre-consolidation shares will carry over to the post-consolidation shares. However, because the Company will round up fractional entitlements by issuing additional shares rather than paying cash, a shareholder who receives a round-up share may recognize a small amount of taxable income equal to the fair market value of the additional share interest, which may be treated as a dividend to the extent of the Company’s earnings and profits. The basis of any round-up share will be its fair market value, and its holding period will begin on the date of issuance.

This discussion should not be considered as tax or investment advice, and the tax consequences of the Share Consolidation may not be the same for all shareholders. Shareholders should consult their own tax advisors to know their individual federal, state, local and foreign tax consequences.

Fractional Entitlements arising from the Share Consolidation

Immediately following the approval of the Capital Reorganization proposal, in respect of any fractional entitlements to the issued New Shares resulting from the Share Consolidation, if so determined by the Board in its sole discretion, the directors be and are hereby authorized to settle as they consider expedient any difficulty which arises in relation to the Share Consolidation, including but without prejudice to the generality of the foregoing capitalizing all or any part of any amount for the time being standing to the credit of any reserve or fund of the Company (including its share premium account and profit and loss account) whether or not the same is available for distribution and applying such sum in paying up unissued New Shares to be issued to shareholders of the Company to round up any fractions of New Shares issued to or registered in the name of such shareholders of the Company following or as a result of the Share Consolidation.

The Company does not currently intend to issue fractional shares in connection with the Share Consolidation to the shareholders. If this proposal is approved by the shareholders at the Extraordinary Meeting, the Board will have the authority to settle as they consider expedient any difficulty which arises in relation to the Share Consolidation, including capitalizing all or any part of any amount for the time being standing to the credit of any reserve or fund of the Company to pay up unissued New Shares to be issued to shareholders of the Company to round up any fractions of New Shares, so that subsequently such affected shareholder holds a whole number of shares. No shareholder will be required to make any payment, and no cash will be paid to any shareholder, in respect of fractional entitlements. Fractional shares will only arise in respect of the entire shareholding of the holder.

Based on the Company’s register of members as at September 28, 2026, 340 holders of record would each receive one additional New Share as a result of the rounding up, being 340 additional New Shares in aggregate, representing approximately 0.04% of the 799,233 New Shares that would be in issue immediately following the Share Consolidation. The Board considers the dilutive effect of the rounding up on shareholders to be immaterial. The actual number of additional New Shares to be issued will depend on the register of members as at the effective date of the Share Consolidation. Shareholders who hold their shares in “street name” through a bank, broker or other nominee should contact their bank, broker or other nominee to determine how fractional entitlements will be treated in their accounts, as such nominees may apply their own procedures for rounding the fractional entitlements of their beneficial holders.

Vote Required

Assuming that a quorum is present, a special resolution under Cayman Islands law, being the affirmative vote of the holders of a majority of at least two-thirds of the ordinary shares who, being present and entitled to vote at the Extraordinary Meeting, vote in person or by proxy at the Extraordinary Meeting, is required to approve Proposal No. 1 — Capital Reorganization, including the Share Consolidation.

Recommendation of the Board

The Board recommends that you vote “FOR” the approval of Proposal No. 1 – Capital Reorganization.

PROPOSAL NO. 2 – RE-DESIGNATION OF SHARE CAPITAL AND ADOPTION OF THE SECOND AMENDED AND RESTATED MEMORANDUM OF ASSOCIATION AND THIRD AMENDED AND RESTATED ARTICLES OF ASSOCIATION

The Board approved, and directed that there be submitted to the shareholders of the Company for approval, as a special resolution the re-designation and re-classification of shares of the Company (the “Redesignation and Reclassification of Share Capital”), such that subject to and immediately following the Capital Reorganization, (A) the currently authorised share capital of the Company shall be re-classified and re-designated from (i) US$36,000,000 divided into 36,000,000,000 New Shares of a par value of US$0.001 each to (ii) US$36,000,000 divided into 34,500,000,000 Class A ordinary shares of a nominal or par value of US$0.001 each, 500,000,000 Class B ordinary shares of a nominal or par value of US$0.001 each, and 1,000,000,000 preferred shares of a nominal or par value of US$0.001 each; and (B) the 799,233 issued ordinary shares of nominal or par value of US$0.001 each in the Company be and are re-designated and re-classified into 719,199 Class A ordinary shares of par value US$0.001 each with 1 vote per share (the “Class A Ordinary Shares”), 80,034 Class B ordinary shares of par value US$0.001 each with 20 votes per share (the “Class B Ordinary Shares”), and 0 preferred shares of a nominal or par value of US$0.001 each, on a one for one basis.

The table below illustrates the Company’s current share capital and the proposed redesignation and reclassification of its share capital:

Name of Shareholder	Number of existing shares held as of the Record Date	Number of existing New Shares held following the Share Consolidation	Number and class of shares to be held after the re-designation and re-classification of shares of the Company
Lei Wang	3,201,333 ordinary shares	80,034 New Shares	80,034 Class B Ordinary Shares
All other shareholders	28,756,671 ordinary shares	719,199 New Shares	719,199 Class A Ordinary Shares
Total	31,958,004 ordinary shares	799,233 New Shares	719,199 Class A Ordinary Shares and 80,034 Class B Ordinary Shares

Following the Re-Designation of Share Capital, each Class A Ordinary Share would be entitled to one vote and each Class B Ordinary Share would be entitled to 20 votes on all matters subject to vote at general meetings of the Company and with such other rights, preferences, and privileges as set forth in the New M&A.

If the Share Consolidation proposal is not approved, then this Proposal No. 2 will not be applicable.

Resolution to be Voted Upon

The Board deems it advisable and is recommending that our shareholders approve and adopt the New M&A attached hereto as Appendix A. The New M&A reflects the proposed dual-class share structure and sets out the rights and privileges of Class A Ordinary Shares and Class B Ordinary Shares (which are the subject of this proposal).

Resolution to be voted on:

2.	THAT, AS A SPECIAL RESOLUTION, subject to and immediately following effectiveness of the Capital Reorganization,

(a)	the shares of the Company be re-designated and re-classified (the “Redesignation and Reclassification of Share Capital”) such that the currently authorised share capital of the Company shall be re-classified and re-designated from (i) US$36,000,000 divided into 36,000,000,000 New Shares of a par value of US$0.001 each to (ii) US$36,000,000 divided into 34,500,000,000 Class A ordinary shares of a nominal or par value of US$0.001 each, 500,000,000 Class B ordinary shares of a nominal or par value of US$0.001 each, and 1,000,000,000 preferred shares of a nominal or par value of US$0.001 each, by the re-designation and re-classification of (x) 34,499,280,801 unissued New Shares of a nominal or par value of US$0.001 each into 34,499,280,801 unissued Class A ordinary shares of a nominal or par value of US$0.001 each, (y) 499,919,966 unissued New Shares of a nominal or par value of US$0.001 each into 499,919,966 unissued Class B ordinary shares of a nominal or par value of US$0.001 each, and (z) 1,000,000,000 unissued New Shares of a nominal or par value of US$0.001 each into 1,000,000,000 unissued Preferred Shares of a nominal or par value of US$0.001 each, and the currently issued 799,233 New Shares of a nominal or par value of US$0.001 each in the Company be and are re-designated and re-classified into 719,199 Class A ordinary shares of a nominal or par value of US$0.001 each with 1 vote per share (the “Class A Ordinary Shares”), 80,034 Class B ordinary shares of a nominal or par value of US$0.001 each with 20 votes per share (the “Class B Ordinary Shares”), and 0 preferred shares of a nominal or par value of US$0.001 each, on a one for one basis, as follows:

Name of Shareholder	Number of existing New Shares held	Number and class of shares to be held after the re-designation and re-classification of shares of the Company
Lei Wang	80,034 New Shares	80,034 Class B Ordinary Shares
All other shareholders	719,199 New Shares	719,199 Class A Ordinary Shares
Total	799,233 New Shares	719,199 Class A Ordinary Shares and 80,034 Class B Ordinary Shares

(b)	the existing clause 8 of the existing amended and restated memorandum of association be deleted in its entirety and be replaced with the following new clause 8:

“The share capital of the Company is US$36,000,000 divided into 34,500,000,000 Class A Ordinary Shares of a nominal or par value of US$0.001 each, 500,000,000 Class B Ordinary Shares of a nominal or par value of US$0.001 each, and 1,000,000,000 Preferred Shares of a nominal or par value of US$0.001 each of such class or classes (howsoever designated) as the Board may determine from time to time in accordance with Article 13 of the Articles of Association of the Company, with the power for the Company, insofar as is permitted by law, to redeem or purchase any of its shares and to increase or reduce the said share capital subject to the provisions of the Companies Act (As Revised) and the Articles of Association of the Company and to issue any part of its capital, whether original, redeemed or increased, with or without any preference, priority or special privilege or subject to any postponement of rights or to any conditions or restrictions; and so that, unless the conditions of issue shall otherwise expressly declare, every issue of shares, whether declared to be preference or otherwise, shall be subject to the power hereinbefore contained.”; and

(c)	the Second Amended and Restated Memorandum of Association and Third Amended and Restated Articles of Association of the Company as set forth in Appendix A to this notice (the “New M&A”) be adopted in substitution for and to the exclusion of the Amended and Restated Memorandum of Association and Second Amended and Restated Articles of Association of the Company currently in effect, to reflect the multi-class share structure and set out the rights and privileges of Class A Ordinary Shares and Class B Ordinary Shares.

Vote Required

Assuming a quorum as referenced above is reached, the approval of this proposal requires a special resolution under Cayman Islands law, being the affirmative vote of the holders of a majority of at least two-thirds of the ordinary shares who, being present and entitled to vote at the Extraordinary Meeting, vote in person or by proxy at the Extraordinary Meeting. Abstentions and broker non-votes, while considered present for the purposes of establishing a quorum, will not count as a vote cast at the Extraordinary Meeting. The Redesignation and Reclassification of Share Capital and the adoption of the New M&A will become effective upon approval of our shareholders and immediately following the Capital Reorganization.

The proposed re-designation and re-classification will not affect in any way the validity or transferability of share certificates outstanding or the trading of the Company’s shares on the Nasdaq Capital Market. If the amendment is passed by our shareholders, it will not be necessary for shareholders to surrender their existing share certificates. Instead, when certificates are presented for transfer, new certificates representing Class A Ordinary Shares or Class B Ordinary Shares, as the case may be, will be issued.

Future issuances of Class B Ordinary Shares or securities convertible into Class B Ordinary Shares could have a dilutive effect on our earnings per share, book value per share, and the voting power and interest of current holders of ordinary shares. In addition, the availability of additional shares of Class A Ordinary Shares for issuance could, under certain circumstances, discourage or make more difficult any efforts to obtain control of the Company. The Board is not aware of any attempt, or contemplated attempt, to acquire control of the Company, nor is this proposal being presented with the intent that it be used to prevent or discourage any acquisition attempt. However, nothing would prevent the Board from taking any such actions that it deems to be consistent with its fiduciary duties.

Recommendation of the Board

The Board of Directors recommends a vote in favor of the Proposal No. 2 – Re-Designation of Share Capital and Adoption of the Second Amended and Restated Memorandum of Association and Third Amended and Restated Articles of Association.

PROPOSAL NO. 3

APPROVAL OF AN AMENDMENT TO THE GUARDFORCE AI CO., LIMITED 2022 EQUITY INCENTIVE PLAN TO INCREASE THE TOTAL NUMBER OF ORDINARY SHARES AVAILABLE FOR GRANT UNDER THE PLAN

On January 25, 2022, the Company’s board of directors approved and adopted the Guardforce AI Co., Limited 2022 Equity Incentive Plan (the “Plan”), which became effective upon approval. The Plan provides for the grant of equity-based awards to employees, directors and consultants of the Company and its affiliates, including incentive share options, non-qualified share options, restricted shares, restricted share units, share appreciation rights, performance share awards and performance compensation awards.

Following the Company’s one-for-forty share consolidation effected on January 31, 2023, the number of Ordinary Shares available for issuance under the Plan was reduced accordingly. As subsequently amended, the maximum number of Ordinary Shares available for grant under the Plan is limited to an aggregate number not exceeding 15% of the issued and outstanding Ordinary Shares at the time of grant, less the aggregate number of Ordinary Shares then reserved for issuance pursuant to any other share compensation arrangement.

Proposed Amendment

On September 28, 2026, the Board approved, subject to shareholder approval, a further amendment to the Plan (“Amendment No. 2”) to increase the maximum number of Ordinary Shares available for grant under the Plan from 15% of the issued and outstanding Ordinary Shares to 20% of the issued and outstanding Class A Ordinary Shares at the time of grant, less the aggregate number of Class A Ordinary Shares then reserved for issuance pursuant to any other share compensation arrangement.

Reasons for the Amendment

The Board believes that equity-based compensation is a critical component of the Company’s ability to attract, retain and motivate highly qualified employees, directors and consultants. Increasing the share reserve under the Plan will provide the Company with greater flexibility to grant equity incentives aligned with market practice and the Company’s long-term growth objectives. Without such increase, the Company may face challenges in offering competitive compensation packages, which could adversely affect its ability to retain and attract key personnel.

Vote Required

Approval of this proposal requires the affirmative vote of a simple majority of the votes cast by shareholders present in person or by proxy and entitled to vote on the proposal.

Recommendation of the Board

The Board recommends that shareholders vote “FOR” the Proposal No. 3 – Approval of an Amendment No.2 to the Guardforce AI Co., Limited 2022 Equity Incentive Plan to Increase the Total Number of Class A Ordinary Shares Available for Grant under the Plan.

OTHER MATTERS

Our Board is not aware of any business to come before the Extraordinary Meeting other than those matters described above in this Proxy Statement. However, if any other matters should properly come before the Extraordinary Meeting, it is intended that proxies in the accompanying form will be voted in accordance with the judgment of the person or persons voting the proxies.

October 2, 2026	By Order of the Board of Directors

/s/ Lei Wang
Lei Wang Chairwoman

Appendix A

THE COMPANIES ACT (AS REVISED)

EXEMPTED COMPANY LIMITED BY SHARES

SECOND AMENDED AND RESTATED

MEMORANDUM OF ASSOCIATION

OF

GUARDFORCE AI CO., LIMITED

卫安智能有限公司

(Adopted by way of a special resolution passed on [●] 2026

with effect from [●] 2026)

1.	The name of the Company is GUARDFORCE AI CO., LIMITED and its dual foreign name is 卫安智能有限公司.

2.	The registered office of the Company shall be at the offices of Conyers Trust Company (Cayman) Limited, Cricket Square, Hutchins Drive, PO Box 2681, Grand Cayman, KY1-1111, Cayman Islands.

3.	Subject to the following provisions of this Memorandum, the objects for which the Company is established are unrestricted and shall include, but without limitation:

(a)	to act and perform all the functions of a holding company in all its branches and to coordinate the policy and administration of any subsidiary company or companies wherever incorporated or carrying on business or of any group of companies of which the Company or any subsidiary company is a member or which are in any manner controlled directly or indirectly by the Company;

(b)	to act as an investment company and for that purpose to subscribe, acquire, hold, dispose, sell, deal in or trade upon any terms, whether conditionally or absolutely, shares, stock, debentures, debenture stock, annuities, notes, mortgages, bonds, obligations and securities, foreign exchange, foreign currency deposits and commodities, issued or guaranteed by any company wherever incorporated, or by any government, sovereign, ruler, commissioners, public body or authority, supreme, municipal, local or otherwise, by original subscription, tender, purchase, exchange, underwriting, participation in syndicates or in any other manner and whether or not fully paid up, and to meet calls thereon.

4.	Subject to the following provisions of this Memorandum, the Company shall have and be capable of exercising all the functions of a natural person of full capacity irrespective of any question of corporate benefit, as provided by Section 27(2) of the Companies Act.

5.	Nothing in this Memorandum shall permit the Company to carry on a business for which a licence is required under the laws of the Cayman Islands unless duly licensed.

6.	The Company shall not trade in the Cayman Islands with any person, firm or corporation except in furtherance of the business of the Company carried on outside the Cayman Islands; provided that nothing in this clause shall be construed as to prevent the Company effecting and concluding contracts in the Cayman Islands, and exercising in the Cayman Islands all of its powers necessary for the carrying on of its business outside the Cayman Islands.

7.	The liability of each member is limited to the amount from time to time unpaid on such member’s shares.

8.	The share capital of the Company is US$36,000,000 divided into 34,500,000,000 Class A Ordinary Shares of a nominal or par value of US$0.001 each, 500,000,000 Class B Ordinary Shares of a nominal or par value of US$0.001 each, and 1,000,000,000 Preferred Shares of a nominal or par value of US$0.001 each of such class or classes (howsoever designated) as the Board may determine from time to time in accordance with Article 13 of the Articles of Association of the Company, with the power for the Company, insofar as is permitted by law, to redeem or purchase any of its shares and to increase or reduce the said share capital subject to the provisions of the Companies Act (As Revised) and the Articles of Association of the Company and to issue any part of its capital, whether original, redeemed or increased, with or without any preference, priority or special privilege or subject to any postponement of rights or to any conditions or restrictions; and so that, unless the conditions of issue shall otherwise expressly declare, every issue of shares, whether declared to be preference or otherwise, shall be subject to the power hereinbefore contained.

9.	The Company may exercise the power contained in the Companies Act to deregister in the Cayman Islands and be registered by way of continuation in another jurisdiction.

The Companies Act (As Revised)

Exempted Company Limited by Shares

THIRD AMENDED AND RESTATED

ARTICLES OF ASSOCIATION

OF

GUARDFORCE AI CO., LIMITED

卫安智能有限公司

(Adopted by way of a special resolution passed on [●] 2026

with effect from [●] 2026)

I N D E X

SUBJECT	Article No.

Table A	1
Interpretation	2
Share Capital	3
Alteration Of Capital	4-7
Share Rights	8-10
Variation Of Rights	11-12
Shares	13-16
Share Certificates	17-22
Lien	23-25
Calls On Shares	26-34
Forfeiture Of Shares	35-43
Register Of Members	44-45
Record Dates	46
Transfer Of Shares	47-52
Transmission Of Shares	53-55
Untraceable Members	56
General Meetings	57-59
Notice Of General Meetings	60-61
Proceedings At General Meetings	62-66
Voting	67-78
Proxies	79-84
Corporations Acting By Representatives	85
No Action By Written Resolutions Of Members	86
Board Of Directors	87
No Retirement of Directors by Rotation	88-89
Disqualification Of Directors	90
Alternate Directors	91-94
Directors’ Fees And Expenses	95-98
Directors’ Interests	99-102
General Powers Of The Directors	103-108
Borrowing Powers	109-112
Proceedings Of The Directors	113-122
Audit Committee	123-125
Officers	126-129
Register of Directors and Officers	130
Minutes	131
Seal	132
Authentication Of Documents	133
Destruction Of Documents	134
Dividends And Other Payments	135-144
Reserves	145
Capitalisation	146-147
Subscription Rights Reserve	148
Accounting Records	149-153
Audit	154-159
Notices	160-162
Signatures	163
Winding Up	164-165
Indemnity	166
Financial Year End	167
Amendment To Memorandum and Articles of Association And Name of Company	168
Information	169

The Companies Act (As Revised)

Exempted Company Limited by Shares

THIRD AMENDED AND RESTATED

ARTICLES OF ASSOCIATION

OF

GUARDFORCE AI CO., LIMITED

卫安智能有限公司

(Adopted by way of a special resolution passed on [●] 2026

with effect from [●] 2026)

TABLE A

1. The regulations in Table A in the Schedule to the Companies Act (As Revised) do not apply to the Company.

INTERPRETATION

2.           (1) In these Articles, unless the context otherwise requires, the words standing in the first column of the following table shall bear the meaning set opposite them respectively in the second column.

WORD	MEANING

“Act”	The Companies Act, Cap. 22 (As Revised) of the Cayman Islands.

“Address”	for the purposes of these Articles, “address” includes an electronic address unless the Act or rules of the Designated Stock Exchange require a postal address.

“Affiliate”	in respect of a person, any other person that, directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such person, and (i) in the case of a natural person, shall include, without limitation, such person’s spouse, parents, children, siblings, mother-in-law, father-in-law, brothers-in-law and sisters-in-law, a trust for the benefit of any of the foregoing, and a corporation, partnership or any other entity wholly or jointly owned by any of the foregoing, and (ii) in the case of an entity, shall include a partnership, a corporation or any other entity or any natural person which directly, or indirectly through one or more intermediaries, controls, is controlled by, or is under common control with, such entity. The term “control” shall mean the ownership, directly or indirectly, of shares possessing more than fifty percent (50%) of the voting power of the corporation, partnership or other entity (other than, in the case of a corporation, securities having such power only by reason of the happening of a contingency), or having the power to control the management or elect a majority of members to the board of directors or equivalent decision-making body of such corporation, partnership or other entity.

“Articles”	these Articles in their present form or as supplemented or amended or substituted from time to time.

“Audit Committee”	the audit committee of the Company formed by the Board pursuant to Article 123 hereof, or any successor audit committee.

“Auditor”	the independent auditor of the Company which shall be an internationally recognized firm of independent accountants.

“Board” or “Directors”	the board of directors of the Company or the directors present at a meeting of directors of the Company at which a quorum is present.

“capital”	the share capital from time to time of the Company.

“Class A Ordinary Shares”	Class A Ordinary Shares with a nominal or par value of US$0.001 each (as consolidated, reduced or sub-divided from time to time) of the Company having the rights set out in these Articles and “Class A Ordinary Share” means any of them.

“Class B Ordinary Shares”	Class B Ordinary Shares with a nominal or par value of US$0.001 each (as consolidated, reduced or sub-divided from time to time) of the Company having the rights set out in these Articles and “Class B Ordinary Share” means any of them.

“clear days”	in relation to the period of a notice, that period excluding the day when the notice is given or deemed to be given and the day for which it is given or on which it is to take effect.

“clearing house”	a clearing house recognised by the laws of the jurisdiction in which the shares of the Company (or depositary receipts therefor) are listed or quoted on a stock exchange or interdealer quotation system in such jurisdiction.

“Company”	GUARDFORCE AI CO., LIMITED 卫安智能有限公司.

“competent regulatory authority”	a competent regulatory authority in the territory where the shares of the Company (or depositary receipts therefor) are listed or quoted on a stock exchange or interdealer quotation system in such territory.

“Conversion Date”	in respect of a Conversion Notice means the day on which that Conversion Notice is delivered.

“Conversion Notice”	a written notice delivered to the Company at its Office (and as otherwise stated therein) stating that a holder of Class B Ordinary Shares elects to convert the number of Class B Ordinary Shares specified therein pursuant to Article 10.

“Conversion Number”	in relation to any Class B Ordinary Shares, such number of Class A Ordinary Shares as may, upon exercise of the Conversion Right, be issued at the Conversion Rate.

“Conversion Rate”	means, at any time, on a 1 : 1 basis.

“Conversion Right”	in respect of a Class B Ordinary Share means the right of its holder, subject to the provisions of these Articles and to any applicable fiscal or other laws or regulations including the Act, to convert all or any of its Class B Ordinary Shares, into the Conversion Number of Class A Ordinary Shares in its discretion.

“debenture” and “debenture holder”	include debenture stock and debenture stockholder respectively.

“Designated Stock Exchange”	the stock exchange in the United States of America on which any shares are listed for trading.

“dollars” and “$”	dollars, the legal currency of the United States of America.

“electronic communication”	a communication sent, transmitted, conveyed and received by wire, by radio, by optical means or by other similar means in any form through any medium.

“electronic meeting”	a general meeting held and conducted wholly and exclusively by virtual attendance and participation by Members and/or proxies by means of electronic facilities.

“Exchange Act”	the Securities Exchange Act of 1934, as amended.

“head office”	such office of the Company as the Directors may from time to time determine to be the principal office of the Company.

“hybrid meeting”	a general meeting convened for the (i) physical attendance by Members and/or proxies at the Principal Meeting Place and where applicable, one or more Meeting Locations and (ii) virtual attendance and participation by Members and/or proxies by means of electronic facilities.

“Meeting Location”	has the meaning given to it in Article 65A.

“Independent Director”	a director who is an independent director as defined in the applicable rules and regulations of the Designated Stock Exchange.

“Member”	a duly registered holder from time to time of the shares in the capital of the Company.

“Memorandum of Association”	the memorandum of association of the Company, as amended from time to time.

“month”	a calendar month.

“Notice”	written notice unless otherwise specifically stated in these Articles and, where the context so requires, shall include any other document or communication to be served, issued, or given by the Company under these Articles or pursuant to applicable laws and regulations, including the rules of the Designated Stock Exchange and/or competent regulatory authority. For the avoidance of doubt, Notice may be provided in physical or electronic form.

“Office”	the registered office of the Company for the time being.

“ordinary resolution”	a resolution shall be an ordinary resolution when it has been passed by a simple majority of votes cast by such Members as, being entitled so to do, vote in person or, in the case of any Member being a corporation, by its duly authorised representative or, where proxies are allowed, by proxy at a general meeting of which Notice has been duly given in accordance with Article 60;

“paid up”	paid up or credited as paid up.

“physical meeting”	a general meeting held and conducted by physical attendance and participation by Members and/or proxies at the Principal Meeting Place and/or where applicable, one or more Meeting Locations.

“Preferred Shares”	Preferred Shares with a par value of US$0.001 each (as consolidated, reduced or sub-divided from time to time) of the Company of such class or classes (however designated) as the Board may determine in accordance with Article 13 of the Articles of Association of the Company.

“Principal Meeting Place”	shall have the meaning given to it in Article 60(2).

“Register”	the principal register and where applicable, any branch register of Members of the Company to be maintained at such place within or outside the Cayman Islands as the Board shall determine from time to time.

“Registration Office”	in respect of any class of share capital such place as the Board may from time to time determine to keep a branch register of Members in respect of that class of share capital and where (except in cases where the Board otherwise directs) the transfers or other documents of title for such class of share capital are to be lodged for registration and are to be registered.

“SEC”	the United States Securities and Exchange Commission.

“Securities Act”	means the U.S. Securities Act of 1933 as amended, or any similar federal statute and the rules and regulations of the SEC thereunder as the same shall be in effect from time to time.

“Seal”	common seal or any one or more duplicate seals of the Company (including a securities seal) for use in the Cayman Islands or in any place outside the Cayman Islands.

“Secretary”	any person, firm or corporation appointed by the Board to perform any of the duties of secretary of the Company and includes any assistant, deputy, temporary or acting secretary.

“shares”	shares of a nominal or par value of US$0.001 each (as consolidated, reduced or sub-divided from time to time) and including Class A Ordinary Shares, Class B Ordinary Shares and Preferred Shares, as the case may be, and “share” means any of them.

“special resolution”	a resolution shall be a special resolution when it has been passed by a majority of not less than two-thirds of votes cast by such Members as, being entitled so to do, vote in person or, in the case of such Members as are corporations, by their respective duly authorised representative or, where proxies are allowed, by proxy at a general meeting of which Notice has been duly given in accordance with Article 60;

a special resolution shall be effective for any purpose for which an ordinary resolution is expressed to be required under any provision of these Articles or the Statutes.

“Statutes”	the Act and every other law of the Legislature of the Cayman Islands for the time being in force applying to or affecting the Company, its Memorandum of Association and/or these Articles.

“year”	a calendar year.

(2)	In these Articles, unless there be something within the subject or context inconsistent with such construction:

(a)	words importing the singular include the plural and vice versa;

(b)	words importing a gender include both gender and the neuter;

(c)	words importing persons include companies, associations and bodies of persons whether corporate or not;

(d)	the words:

(i)	“may” shall be construed as permissive;

(ii)	“shall” or “will” shall be construed as imperative;

(e)	expressions referring to writing shall, unless the contrary intention appears, be construed as including printing, lithography, email, facsimile, photography and other modes of representing or reproducing words or figures in a legible and non-transitory form or, to the extent permitted by and in accordance with the Statutes and other applicable laws, rules and regulations, any visible substitute for writing (including an electronic communication), or modes of representing or reproducing words partly in one visible form and partly in another visible form, including electronic writing or display (such as digital documents or electronic communications), or represented by any other substitute or format for storage or transmission for writing or partly one and partly another provided that both the mode of service of the relevant document or Notice and the Member’s election comply with all applicable Statutes, rules and regulations;

(f)	any requirement as to delivery under the Articles include delivery in the form of an electronic record (as defined in the Electronic Transactions Act of the Cayman Islands) or an electronic communication;

(g)	references to any law, ordinance, statute or statutory provision shall be interpreted as relating to any statutory modification or re-enactment thereof for the time being in force;

(h)	save as aforesaid words and expressions defined in the Statutes shall bear the same meanings in these Articles if not inconsistent with the subject in the context;

(i)	references to a document (including, but without limitation, a resolution in writing) being signed or executed include references to it being signed or executed under hand or under seal or by electronic signature or by electronic communication or by any other method and references to a Notice or document include a Notice or document recorded or stored in any digital, electronic, electrical, magnetic or other retrievable form or medium and information in visible form whether having physical substance or not;

(j)	Sections 8 and 19 of the Electronic Transactions Act of the Cayman Islands, as amended from time to time, shall not apply to these Articles to the extent it imposes obligations or requirements in addition to those set out in these Articles;

(k)	the right of a Member to speak at an electronic meeting or a hybrid meeting shall include the right to raise questions or make statements to the chairman of the meeting, verbally or in written form, by means of electronic facilities. Such a right shall be deemed to have been duly exercised if the questions or statements may be heard or seen by all or only some of the persons present at the meeting (or only by the chairman of the meeting) in which event the chairman of the meeting shall relay the questions raised or the statements made verbatim to all persons present at the meeting, either orally or in writing using electronic facilities;

(l)	a reference to a meeting: (a) shall, where the context is appropriate, include a meeting that has been postponed by the Board pursuant to Article 65E, and (b) shall mean a meeting convened and held in any manner permitted by these Articles and any Member or Director attending and participating at a meeting by means of electronic facilities shall be deemed to be present at that meeting for all purposes of the Statutes and these Articles, and attend, participate, attending, participating, attendance and participation shall be construed accordingly;

(m)	references to a person’s participation in the business of a general meeting include without limitation and as relevant the right (including, in the case of a corporation, through a duly authorised representative) to speak or communicate, vote, be represented by a proxy and have access in hard copy or electronic form to all documents which are required by the Statutes or these Articles to be made available at the meeting, and participate and participating in the business of a general meeting shall be construed accordingly;

(n)	references to electronic facilities include, without limitation, website addresses, webinars, webcasts, video or any form of conference call systems (telephone, video, web or otherwise);

(o)	where a Member is a corporation, any reference in these Articles to a Member shall, where the context requires, refer to a duly authorised representative of such Member;

(p)	references to “in the ordinary course of business” and comparable expressions mean the ordinary and usual course of business of the relevant party, consistent in all material respects (including nature and scope) with the prior practice of such party;

(q)	unless the context otherwise requires, any reference to “print”, “printed”, or “printed copy” and “printing” shall be deemed to include electronic versions or electronic copies; and

(r)	any reference to the term “place” within these Articles shall be construed as applicable only in contexts where a physical location is required or relevant. Any reference to a “place” for the delivery, receipt, or payment of monies, whether by the Company or by Members, shall not preclude the use of electronic means for such delivery, receipt, or payment. For the avoidance of doubt, references to a “place” in the context of meetings shall include physical, electronic, or hybrid meeting formats, as permitted by applicable laws and regulations. Notices of meetings, adjournments, postponements, or any other references to a “place” shall be interpreted to include virtual platforms or electronic means of communication where applicable. Where the term “place” is out of context, unnecessary, or not applicable, such reference shall be disregarded without affecting the validity or interpretation of the relevant provision.

SHARE CAPITAL

3.           (1) The share capital of the Company at the date on which these Articles come into effect shall be US$36,000,000 divided into 34,500,000,000 Class A Ordinary Shares of a nominal or par value of US$0.001 each, 500,000,000 Class B Ordinary Shares of a nominal or par value of US$0.001 each, and 1,000,000,000 Preferred Shares of a nominal or par value of US$0.001 each of such class or classes (howsoever designated) as the Board may determine from time to time in accordance with Article 13.

(2) Subject to the Act, the Company’s Memorandum and Articles of Association and, where applicable, the rules and regulations of the Designated Stock Exchange and/or any competent regulatory authority, the Company shall have the power to purchase or otherwise acquire its own shares and such power shall be exercisable by the Board in such manner, upon such terms and subject to such conditions as it in its absolute discretion thinks fit and any determination by the Board of the manner of purchase shall be deemed authorized by these Articles for purposes of the Act. Subject to the Act, the rules and regulations of the Designated Stock Exchange and/or any competent regulatory authority, the Company is hereby authorized to make payments in respect of a redemption or purchase of its own shares in any manner authorized by the Act, including out of its capital. The purchase of any share shall not oblige the Company to purchase any other share other than as may be required pursuant to applicable law and any other contractual obligations of the Company.

(3)  The Company is authorised to hold treasury shares in accordance with the Act and may designate as treasury shares any of its shares that it purchases or redeems, or any share surrendered to it subject to the rules and regulations of the Designated Stock Exchange and/or any competent regulatory authority. Shares held by the Company as treasury shares shall continue to be classified as treasury shares until such shares are either cancelled or transferred as the Board may determine on such terms and subject to such conditions as it in its absolute discretion thinks fit in accordance with the Act subject to the rules and regulations of the Designated Stock Exchange and/or any competent regulatory authority.

(4) Subject to compliance with the rules and regulations of the Designated Stock Exchange and/or any other competent regulatory authority, the Company may give financial assistance for the purpose of or in connection with a purchase made or to be made by any person of any shares in the Company.

(5) The Company may accept the surrender for no consideration of any fully paid share unless, as a result of such surrender, there would no longer be any issued shares of the Company other than shares held as treasury shares.

(6) No share shall be issued to bearer.

ALTERATION OF CAPITAL

4.           (1) The Company may from time to time by ordinary resolution in accordance with the Act alter the conditions of its Memorandum of Association to:

(a)	increase its capital by such sum, to be divided into shares of such amounts, as the resolution shall prescribe;

(b)	consolidate and divide all or any of its capital into shares of larger amount than its existing shares;

(c)	without prejudice to the powers of the Board under Article 13, divide its shares into several classes and without prejudice to any special rights previously conferred on the holders of existing shares attach thereto respectively any preferential, deferred, qualified or special rights, privileges, conditions or such restrictions which in the absence of any such determination by the Company in general meeting, as the Directors may determine provided always that, for the avoidance of doubt, where a class of shares has been authorized by the Company no resolution of the Company in general meeting is required for the issuance of shares of that class and the Directors may issue shares of that class and determine such rights, privileges, conditions or restrictions attaching thereto as aforesaid, and further provided that where the Company issues shares which do not carry voting rights, the words “non-voting” shall appear in the designation of such shares and where the equity capital includes shares with different voting rights, the designation of each class of shares, other than those with the most favourable voting rights, must include the words “restricted voting” or “limited voting”;

(d)	sub-divide its shares, or any of them, into shares of smaller amount than is fixed by the Memorandum of Association (subject, nevertheless, to the Act), and may by such resolution determine that, as between the holders of the shares resulting from such sub-division, one or more of the shares may have any such preferred, deferred or other rights or be subject to any such restrictions as compared with the other or others as the Company has power to attach to unissued or new shares;

(e)	cancel any shares which, at the date of the passing of the resolution, have not been taken, or agreed to be taken, by any person, and diminish the amount of its capital by the amount of the shares so cancelled or, in the case of shares, without par value, diminish the number of shares into which its capital is divided.

(2) No alteration may be made of the kind contemplated by Article 4(1), or otherwise, to the par value of the Class A Ordinary Shares or the Class B Ordinary Shares unless an identical alteration is made to the par value of the Class B Ordinary Shares or the Class A Ordinary Shares, as the case may be.

5. The Board may settle as it considers expedient any difficulty which arises in relation to any consolidation and division under the Article 4 and in particular but without prejudice to the generality of the foregoing may issue certificates in respect of fractions of shares or arrange for the sale of the shares representing fractions and the distribution of the net proceeds of sale (after deduction of the expenses of such sale) in due proportion amongst the Members who would have been entitled to the fractions, and for this purpose the Board may authorise any person to transfer the shares representing fractions to their purchaser or resolve that such net proceeds be paid to the Company for the Company’s benefit. Such purchaser will not be bound to see to the application of the purchase money nor will his title to the shares be affected by any irregularity or invalidity in the proceedings relating to the sale.

6. The Company may from time to time by special resolution, subject to any confirmation or consent required by the Act, reduce its share capital or any capital redemption reserve or other undistributable reserve in any manner permitted by law.

7. Except so far as otherwise provided by the conditions of issue, or by these Articles, any capital raised by the creation of new shares shall be treated as if it formed part of the original capital of the Company, and such shares shall be subject to the provisions contained in these Articles with reference to the payment of calls and instalments, transfer and transmission, forfeiture, lien, cancellation, surrender, voting and otherwise.

SHARE RIGHTS

8. Subject to the provisions of the Act, the rules and regulations of the Designated Stock Exchange and the Memorandum and Articles of Association and to any special rights conferred on the holders of any shares or class of shares, and without prejudice to Article 13 hereof, any share in the Company (whether forming part of the present capital or not) may be issued with or have attached thereto such rights or restrictions whether in regard to dividend, voting, return of capital or otherwise as the Board may determine, including without limitation on terms that they may be, or at the option of the Company or the holder are, liable to be redeemed on such terms and in such manner, including out of capital, as the Board may deem fit.

9.Subject to the Act, the rules and regulations of the Designated Stock Exchange and the Memorandum and Articles of Association, and to any special rights conferred on the holders of any shares or attaching to any class of shares, shares may be issued on the terms that may be or at the option of the Company or the holder are, liable to be redeemed on such terms and in such manner, including out of capital, as the Board may deem fit.

10. Subject to Article 13(1), the Memorandum of Association and any resolution of the Members to the contrary and without prejudice to any special rights conferred thereby on the holders of any other shares or class of shares, the Class A Ordinary Shares and the Class B Ordinary Shares shall carry equal rights and rank pari passu with one another other than as set out below:

(a)	As regards conversion

(i)	Subject to the provisions hereof and to compliance with all fiscal and other laws and regulations applicable thereto, including the Act, a holder of Class B Ordinary Shares shall have the Conversion Right in respect of each Class B Ordinary Share. For the avoidance of doubt, a holder of Class A Ordinary Shares shall have no rights to convert Class A Ordinary Shares into Class B Ordinary Shares under any circumstances.

(ii)	Each Class B Ordinary Share shall be converted at the option of the holder, at any time after issue and without the payment of any additional sum, into one fully paid Class A Ordinary Share calculated at the Conversion Rate. Such conversion shall take effect on the Conversion Date. A Conversion Notice shall not be effective if it is not accompanied by the share certificates in respect of the relevant Class B Ordinary Shares and such other evidence (if any) as the Directors may reasonably require to prove the title of the person exercising such right (or, if such certificates have been lost or destroyed, such evidence of title and such indemnity as the Directors may reasonably require). Any and all taxes and stamp, issue and registration duties (if any) arising on conversion shall be borne by the holder of Class B Ordinary Shares requesting conversion or as may be determined by the Board.

(iii)	On the Conversion Date, every Class B Ordinary Share to be converted shall automatically be re-designated and re-classified as a Class A Ordinary Share with such rights and restrictions attached thereto and shall rank pari passu in all respects with the Class A Ordinary Shares then in issue and the Company shall enter or procure the entry of the name of the relevant holder of Class B Ordinary Shares as the holder of the same number of Class A Ordinary Shares resulting from the conversion of the Class B Ordinary Shares in, and make any other necessary and consequential changes to, the Register and shall procure that certificates in respect of the relevant Class A Ordinary Shares, together with a new certificate for any unconverted Class B Ordinary Shares comprised in the certificate(s) surrendered by the holder of the Class B Ordinary Shares, are issued to the holders thereof.

(iv)	Until such time as the Class B Ordinary Shares have been converted into Class A Ordinary Shares, the Company shall:

(1)	at all times keep available for issue and free of all liens, charges, options, mortgages, pledges, claims, equities, encumbrances and other third-party rights of any nature, and not subject to any pre-emptive rights out of its authorised but unissued share capital, such number of authorised but unissued Class A Ordinary Shares as would enable all Class B Ordinary Shares to be converted into Class A Ordinary Shares and any other rights of conversion into, subscription for or exchange into Class A Ordinary Shares to be satisfied in full; and

(2)	not make any issue, grant or distribution or take any other action if the effect would be that on the conversion of the Class B Ordinary Shares to Class A Ordinary Shares it would be required to issue Class A Ordinary Shares at a price lower than the par value thereof.

(b)	As regards Voting Rights

Holders of Class A Ordinary Shares and Class B Ordinary Shares have the right to receive notice of, attend, speak and vote at general meetings of the Company. Holders of Class A Ordinary Shares and Class B Ordinary Shares shall, at all times (other than in respect of separate general meetings of the holders of a class or series of shares held in accordance with Article 11 below), vote together as one class on all matters submitted to a vote for Members’ consent. Each Class A Ordinary Share shall be entitled to one (1) vote on all matters subject to the vote at general meetings of the Company, and each Class B Ordinary Share shall be entitled to twenty (20) votes on all matters subject to the vote at general meetings of the Company.

(c)	As regards Transfer

Upon any sale, transfer, assignment or disposition of Class B Ordinary Shares by a holder thereof to any person or entity which is not an Affiliate of such holder or an existing holder of Class B Ordinary Shares, such Class B Ordinary Shares validly transferred to the new holder shall be automatically and immediately converted into an equal number of Class A Ordinary Shares. For the avoidance of doubt, (i) a sale, transfer, assignment or disposition shall be effective upon the Company’s registration of such sale, transfer, assignment or disposition in the Company’s Register; and (ii) the creation of any pledge, charge, encumbrance or other third party right of whatever description on any of Class B Ordinary Shares to secure a holder’s contractual or legal obligations shall not be deemed as a sale, transfer, assignment or disposition unless and until any such pledge, charge, encumbrance or other third party right is enforced and results in the third party holding legal title to the related Class B Ordinary Shares, in which case all the related Class B Ordinary Shares shall be automatically converted into the same number of Class A Ordinary Shares upon the Company’s registration of the third party or its designee as a Member holding that number of Class A Ordinary Shares in the Register.

(d)	As regards dividends

Each Class A Ordinary Share and Class B Ordinary Share shall be entitled to such dividends as the Board may from time to time declare and shall rank pari passu amongst such shares in proportion to the amount paid up on the shares held by them respectively.

(e)	As regards a winding up or dissolution

In the event of a winding up or dissolution of the Company, whether voluntary or involuntary or for the purpose of a reorganisation or otherwise or upon any distribution of capital, the Class A Ordinary Shares and the Class B Ordinary Shares shall be entitled to the surplus assets of the Company on a pari passu basis.

VARIATION OF RIGHTS

11. Subject to the Act and without prejudice to Article 8, all or any of the special rights for the time being attached to the shares or any class of shares may, unless otherwise provided by the terms of issue of the shares of that class, from time to time (whether or not the Company is being wound up) be varied, modified or abrogated with the sanction of a special resolution passed at a separate general meeting of the holders of the shares of that class. To every such separate general meeting all the provisions of these Articles relating to general meetings of the Company shall, mutatis mutandis, apply, but so that:

(a)	separate general meetings of the holders of a class or series of shares may be called only by (i) the Chairman of the Board, or (ii) a majority of the Board (unless otherwise specifically provided by the terms of issue of the shares of such class or series). Nothing in this Article 11 shall be deemed to give any Member or Members the right to call a class or series meeting;

(b)	the necessary quorum (whether at a separate general meeting or at its adjourned meeting) shall be a person or persons or (in the case of a Member being a corporation) its duly authorized representative together holding or representing by proxy not less than one-third of the voting power of the total issued shares of that class (but so that if at any adjourned meeting of such holders a quorum as above defined is not present, those Members who are present shall form a quorum (whatever the number of shares held by them));

(c)	every holder of shares of the class shall be entitled on a poll to one vote for every such share held by him; and

(d)	any holder of shares of the class present in person or by proxy or authorised representative may demand a poll.

12. The special rights conferred upon the holders of any shares or class of shares shall not, unless otherwise expressly provided in the rights attaching to or the terms of issue of such shares, be deemed to be varied, modified or abrogated by the creation or issue of further shares ranking pari passu therewith or shares with preferred or other rights.

SHARES

13.        (1) Subject to the Act, these Articles and, where applicable, the rules and regulations of the Designated Stock Exchange and without prejudice to any special rights or restrictions for the time being attached to any shares or any class of shares, the unissued shares of the Company (whether forming part of the original or any increased capital) shall be at the disposal of the Board, which may offer, allot, grant options over or otherwise dispose of them to such persons, at such times and for such consideration and upon such terms and conditions as the Board may in its absolute discretion determine but so that no shares shall be issued at a discount to their nominal value. In particular and without prejudice to the generality of the foregoing, the Board is hereby empowered to authorize by resolution or resolutions from time to time the issuance of one or more classes or series of preferred shares and to fix the designations, powers, preferences and relative, participating, optional and other rights, if any, and the qualifications, limitations and restrictions thereof, if any, including, without limitation, the number of shares constituting each such class or series, dividend rights, conversion rights, redemption privileges, voting powers, full or limited or no voting powers, and liquidation preferences, and to increase or decrease the size of any such class or series (but not below the number of shares of any class or series of preferred shares then outstanding) to the extent permitted by the Act. Without limiting the generality of the foregoing, the resolution or resolutions providing for the establishment of any class or series of preferred shares may, to the extent permitted by law, provide that such class or series shall be superior to, rank equally with or be junior to the preferred shares of any other class or series.

(2) Neither the Company nor the Board shall be obliged, when making or granting any allotment of, offer of, option over or disposal of shares, to make, or make available, any such allotment, offer, option or shares to Members or others with registered addresses in any particular territory or territories being a territory or territories where, in the absence of a registration statement or other special formalities, this would or might, in the opinion of the Board, be unlawful or impracticable. Members affected as a result of the foregoing sentence shall not be, or be deemed to be, a separate class of members for any purpose whatsoever. Except as otherwise expressly provided in the resolution or resolutions providing for the establishment of any class or series of preferred shares, no vote of the holders of preferred shares or ordinary shares shall be a prerequisite to the issuance of any shares of any class or series of the preferred shares authorized by and complying with the conditions of the Memorandum and Articles of Association.

(3) The Board may issue options, warrants or convertible securities or securities of similar nature conferring the right upon the holders thereof to subscribe for, purchase or receive any class of shares or securities in the capital of the Company on such terms as it may from time to time determine.

14. The Company may in connection with the issue of any shares exercise all powers of paying commission and brokerage conferred or permitted by the Act. Subject to the Act, the commission may be satisfied by the payment of cash or by the allotment of fully or partly paid shares or partly in one and partly in the other.

15. Except as required by law, no person shall be recognised by the Company as holding any share upon any trust and the Company shall not be bound by or required in any way to recognise (even when having notice thereof) any equitable, contingent, future or partial interest in any share or any fractional part of a share or (except only as otherwise provided by these Articles or by law) any other rights in respect of any share except an absolute right to the entirety thereof in the registered holder.

16. Subject to the Act and these Articles, the Board may at any time after the allotment of shares but before any person has been entered in the Register as the holder, recognise a renunciation thereof by the allottee in favour of some other person and may accord to any allottee of a share a right to effect such renunciation upon and subject to such terms and conditions as the Board considers fit to impose.

SHARE CERTIFICATES

17. Every share certificate shall be issued under the Seal or a facsimile thereof or with the Seal printed thereon and shall specify the number and class and distinguishing numbers (if any) of the shares to which it relates, and the amount paid up thereon and may otherwise be in such form as the Directors may from time to time determine. No certificate shall be issued representing shares of more than one class. The Board may by resolution determine, either generally or in any particular case or cases, that any signatures on any such certificates (or certificates in respect of other securities) need not be autographic but may be affixed to such certificates by some mechanical means or may be printed thereon.

18.        (1) In the case of a share held jointly by several persons, the Company shall not be bound to issue more than one certificate therefor and delivery of a certificate to one of several joint holders shall be sufficient delivery to all such holders.

(2) Where a share stands in the names of two or more persons, the person first named in the Register shall as regards service of notices and, subject to the provisions of these Articles, all or any other matters connected with the Company, except the transfer of the shares, be deemed the sole holder thereof.

19. The Company is not obliged to issue a share certificate to a Member unless the Member requests it in writing from the Company. Every person whose name is entered, upon an allotment of shares, as a Member in the Register shall be entitled without payment, to receive one certificate for all such shares of any one class or several certificates each for one or more of such shares of such class upon payment for every certificate after the first of such reasonable out-of-pocket expenses as the Board from time to time determines.

20. Share certificates shall be issued within the relevant time limit as prescribed by the Act or as the Designated Stock Exchange may from time to time determine, whichever is the shorter, after allotment or, except in the case of a transfer which the Company is for the time being entitled to refuse to register and does not register, after lodgment of a transfer with the Company. Every share certificate of the Company shall bear legends required under the applicable laws, including the Securities Act.

21.          (1) Upon every transfer of shares the certificate held by the transferor shall be given up to be cancelled, and shall forthwith be cancelled accordingly, and a new certificate shall be issued to the transferee in respect of the shares transferred to him at such fee as is provided in paragraph (2) of this Article 21. If any of the shares included in the certificate so given up shall be retained by the transferor a new certificate for the balance shall be issued to him at the aforesaid fee payable by the transferor to the Company in respect thereof.

(2) The fee referred to in paragraph (1) above shall be an amount not exceeding the relevant maximum amount as the Designated Stock Exchange may from time to time determine provided that the Board may at any time determine a lower amount for such fee.

22. If a share certificate shall be damaged or defaced or alleged to have been lost, stolen or destroyed a new certificate representing the same shares may be issued to the relevant Member upon request and on payment of such fee as the Board may determine and, subject to compliance with such terms (if any) as to evidence and indemnity and to payment of the costs and reasonable out-of-pocket expenses of the Company in investigating such evidence and preparing such indemnity as the Board may think fit and, in case of damage or defacement, on delivery of the old certificate to the Company provided always that where share warrants have been issued, no new share warrant shall be issued to replace one that has been lost unless the Board has determined that the original has been destroyed.

LIEN

23. The Company shall have a first and paramount lien on every share (not being a fully paid share) for all moneys (whether presently payable or not) called or payable at a fixed time in respect of that share. The Company shall also have a first and paramount lien on every share (not being a fully paid share) registered in the name of a Member (whether or not jointly with other Members) for all amounts of money presently payable by such Member or his estate to the Company whether the same shall have been incurred before or after notice to the Company of any equitable or other interest of any person other than such member, and whether the period for the payment or discharge of the same shall have actually become due or not, and notwithstanding that the same are joint debts or liabilities of such Member or his estate and any other person, whether a Member or not. The Company’s lien on a share shall extend to all dividends or other moneys payable thereon or in respect thereof. The Board may at any time, generally or in any particular case, waive any lien that has arisen or declare any share exempt in whole or in part, from the provisions of this Article 23.

24. Subject to these Articles, the Company may sell in such manner as the Board determines any share on which the Company has a lien, but no sale shall be made unless some sum in respect of which the lien exists is presently payable, or the liability or engagement in respect of which such lien exists is liable to be presently fulfilled or discharged nor until the expiration of fourteen (14) clear days after a Notice in writing, stating and demanding payment of the sum presently payable, or specifying the liability or engagement and demanding fulfilment or discharge thereof and giving Notice of the intention to sell in default, has been served on the registered holder for the time being of the share or the person entitled thereto by reason of his death or bankruptcy.

25. The net proceeds of the sale shall be received by the Company and applied in or towards payment or discharge of the debt or liability in respect of which the lien exists, so far as the same is presently payable, and any residue shall (subject to a like lien for debts or liabilities not presently payable as existed upon the share prior to the sale) be paid to the person entitled to the share at the time of the sale. To give effect to any such sale the Board may authorise some person to transfer the shares sold to the purchaser thereof. The purchaser shall be registered as the holder of the shares so transferred and he shall not be bound to see to the application of the purchase money, nor shall his title to the shares be affected by any irregularity or invalidity in the proceedings relating to the sale.

CALLS ON SHARES

26. Subject to these Articles and to the terms of allotment, the Board may from time to time make calls upon the Members in respect of any moneys unpaid on their shares (whether on account of the nominal value of the shares or by way of premium), and each Member shall (subject to being given at least fourteen (14) clear days’ Notice specifying the time and place of payment) pay to the Company as required by such Notice the amount called on his shares. A call may be extended, postponed or revoked in whole or in part as the Board determines but no Member shall be entitled to any such extension, postponement or revocation except as a matter of grace and favour.

27. A call shall be deemed to have been made at the time when the resolution of the Board authorising the call was passed and may be made payable either in one lump sum or by instalments.

28. A person upon whom a call is made shall remain liable for calls made upon him notwithstanding the subsequent transfer of the shares in respect of which the call was made. The joint holders of a share shall be jointly and severally liable to pay all calls and instalments due in respect thereof or other moneys due in respect thereof.

29. If a sum called in respect of a share is not paid before or on the day appointed for payment thereof, the person from whom the sum is due shall pay interest on the amount unpaid from the day appointed for payment thereof to the time of actual payment at such rate (not exceeding twenty per cent. (20%) per annum) as the Board may determine, but the Board may in its absolute discretion waive payment of such interest in whole or in part.

30. No Member shall be entitled to receive any dividend or bonus or to be present and vote (save as proxy for another Member) at any general meeting either personally or by proxy, or be reckoned in a quorum, or exercise any other privilege as a Member until all calls or instalments due by him to the Company, whether alone or jointly with any other person, together with interest and expenses (if any) shall have been paid.

31. On the trial or hearing of any action or other proceedings for the recovery of any money due for any call, it shall be sufficient to prove that the name of the Member sued is entered in the Register as the holder, or one of the holders, of the shares in respect of which such debt accrued, that the resolution making the call is duly recorded in the minute book, and that notice of such call was duly given to the Member sued, in pursuance of these Articles; and it shall not be necessary to prove the appointment of the Directors who made such call, nor any other matters whatsoever, but the proof of the matters aforesaid shall be conclusive evidence of the debt.

32. Any amount payable in respect of a share upon allotment or at any fixed date, whether in respect of nominal value or premium or as an instalment of a call, shall be deemed to be a call duly made and payable on the date fixed for payment and if it is not paid the provisions of these Articles shall apply as if that amount had become due and payable by virtue of a call duly made and notified.

33. On the issue of shares the Board may differentiate between the allottees or holders as to the amount of calls to be paid and the times of payment.

34. The Board may, if it thinks fit, receive from any Member willing to advance the same, and either in money or money’s worth, all or any part of the moneys uncalled and unpaid or instalments payable upon any shares held by him and upon all or any of the moneys so advanced (until the same would, but for such advance, become presently payable) pay interest at such rate (if any) as the Board may decide. The Board may at any time repay the amount so advanced upon giving to such Member not less than one (1) month’s Notice of its intention in that behalf, unless before the expiration of such notice the amount so advanced shall have been called up on the shares in respect of which it was advanced. Such payment in advance shall not entitle the holder of such share or shares to participate in respect thereof in a dividend subsequently declared.

FORFEITURE OF SHARES

35.        (1) If a call remains unpaid after it has become due and payable the Board may give to the person from whom it is due not less than fourteen (14) clear days’ Notice:

(a)	requiring payment of the amount unpaid together with any interest which may have accrued and which may still accrue up to the date of actual payment; and

(b)	stating that if the Notice is not complied with the shares on which the call was made will be liable to be forfeited.

(2) If the requirements of any such Notice are not complied with, any share in respect of which such Notice has been given may at any time thereafter, before payment of all calls and interest due in respect thereof has been made, be forfeited by a resolution of the Board to that effect, and such forfeiture shall include all dividends and bonuses declared in respect of the forfeited share but not actually paid before the forfeiture.

36. When any share has been forfeited, notice of the forfeiture shall be served upon the person who was before forfeiture the holder of the share. No forfeiture shall be invalidated by any omission or neglect to give such notice.

37. The Board may accept the surrender of any share liable to be forfeited hereunder and, in such case, references in these Articles to forfeiture will include surrender.

38. Any share so forfeited shall be deemed the property of the Company and may be sold, re-allotted or otherwise disposed of to such person, upon such terms and in such manner as the Board determines, and at any time before a sale, re-allotment or disposition the forfeiture may be annulled by the Board on such terms as the Board determines.

39. A person whose shares have been forfeited shall cease to be a Member in respect of the forfeited shares but nevertheless shall remain liable to pay the Company all moneys which at the date of forfeiture were presently payable by him to the Company in respect of the shares, with (if the Board shall in its discretion so require) interest thereon from the date of forfeiture until payment at such rate (not exceeding twenty per cent. (20%) per annum) as the Board shall determine. The Board may enforce payment thereof if it thinks fit, and without any deduction or allowance for the value of the forfeited shares, at the date of forfeiture, but his liability shall cease if and when the Company shall have received payment in full of all such moneys in respect of the shares. For the purposes of this Article 39 any sum which, by the terms of issue of a share, is payable thereon at a fixed time which is subsequent to the date of forfeiture, whether on account of the nominal value of the share or by way of premium, shall notwithstanding that time has not yet arrived be deemed to be payable at the date of forfeiture, and the same shall become due and payable immediately upon the forfeiture, but interest thereon shall only be payable in respect of any period between the said fixed time and the date of actual payment.

40. A declaration by a Director or the Secretary that a share has been forfeited on a specified date shall be conclusive evidence of the facts therein stated as against all persons claiming to be entitled to the share, and such declaration shall (subject to the execution of an instrument of transfer by the Company if necessary) constitute a good title to the share, and the person to whom the share is disposed of shall be registered as the holder of the share and shall not be bound to see to the application of the consideration (if any), nor shall his title to the share be affected by any irregularity in or invalidity of the proceedings in reference to the forfeiture, sale or disposal of the share. When any share shall have been forfeited, notice of the declaration shall be given to the Member in whose name it stood immediately prior to the forfeiture, and an entry of the forfeiture, with the date thereof, shall forthwith be made in the Register, but no forfeiture shall be in any manner invalidated by any omission or neglect to give such notice or make any such entry.

41. Notwithstanding any such forfeiture as aforesaid the Board may at any time, before any shares so forfeited shall have been sold, re-allotted or otherwise disposed of, permit the shares forfeited to be bought back upon the terms of payment of all calls and interest due upon and expenses incurred in respect of the share, and upon such further terms (if any) as it thinks fit.

42. The forfeiture of a share shall not prejudice the right of the Company to any call already made or instalment payable thereon.

43. The provisions of these Articles as to forfeiture shall apply in the case of non-payment of any sum which, by the terms of issue of a share, becomes payable at a fixed time, whether on account of the nominal value of the share or by way of premium, as if the same had been payable by virtue of a call duly made and notified.

REGISTER OF MEMBERS

44.          (1) The Company shall keep in one or more books a Register of its Members and shall enter therein the following particulars, that is to say:

(a)	the name and address of each Member, the number and class of shares held by him and the amount paid or agreed to be considered as paid on such shares;

(b)	the date on which each person was entered in the Register; and

(c)	the date on which any person ceased to be a Member.

(2) The Company may keep an overseas or local or other branch register of Members resident in any place, and the Board may make and vary such regulations as it determines in respect of the keeping of any such register and maintaining a Registration Office in connection therewith.

45. The Register and branch register of Members, as the case may be, shall be open to inspection for such times and on such days as the Board shall determine by Members without charge or by any other person, upon a maximum payment of $2.50 or such other sum specified by the Board, at the Office or Registration Office or such other place at which the Register is kept in accordance with the Act. The Register including any overseas or local or other branch register of Members may, after compliance with any notice requirements of the Designated Stock Exchange or by any electronic means in such manner as may be accepted by the Designated Stock Exchange to that effect, be closed for inspection at such times or for such periods not exceeding in the whole thirty (30) days in each year as the Board may determine and either generally or in respect of any class of shares.

RECORD DATES

46. For the purpose of determining the Members entitled to notice of or to vote at any general meeting, or any adjournment thereof, or entitled to express consent to corporate action in writing without a meeting, or entitled to receive payment of any dividend or other distribution or allotment of any rights, or entitled to exercise any rights in respect of any change, conversion or exchange of shares or for the purpose of any other lawful action, the Board may fix, in advance, a date as the record date for any such determination of Members, which date shall not be more than sixty (60) days nor less than ten (10) days before the date of such meeting, nor more than sixty (60) days prior to any other such action.

If the Board does not fix a record date for any general meeting, the record date for determining the Members entitled to a notice of or to vote at such meeting shall be at the close of business on the day next preceding the day on which notice is given, or, if in accordance with these Articles notice is waived, at the close of business on the day next preceding the day on which the meeting is held. The record date for determining the Members for any other purpose shall be at the close of business on the day on which the Board adopts the resolution relating thereto.

A determination of the Members of record entitled to notice of or to vote at a meeting of the Members shall apply to any adjournment of the meeting; provided, however, that the Board may fix a new record date for the adjourned meeting.

TRANSFER OF SHARES

47.         (1) Subject to these Articles, including, without limitation, in the case of Class B Ordinary Shares, Article 10(c), any Member may transfer all or any of his shares by an instrument of transfer in the usual or common form or in a form prescribed by the Designated Stock Exchange or in any other form approved by the Board and may be under hand or, if the transferor or transferee is a clearing house or a central depository house or its nominee(s), by hand or by machine imprinted signature or by such other manner of execution as the Board may approve from time to time.

(2) Notwithstanding the provisions of subparagraph (1) above, for so long as any shares are listed on the Designated Stock Exchange, titles to such listed shares may be evidenced and transferred in accordance with the laws applicable to and the rules and regulations of the Designated Stock Exchange that are or shall be applicable to such listed shares. The register of members of the Company in respect of its listed shares (whether the Register or a branch register) may be kept by recording the particulars required by Section 40 of the Act in a form otherwise than legible if such recording otherwise complies with the laws applicable to and the rules and regulations of the Designated Stock Exchange that are or shall be applicable to such listed shares.

48. The instrument of transfer shall be executed by or on behalf of the transferor and the transferee provided that the Board may dispense with the execution of the instrument of transfer by the transferee in any case which it thinks fit in its discretion to do so. Without prejudice to Article 47, the Board may also resolve, either generally or in any particular case, upon request by either the transferor or transferee, to accept mechanically executed transfers. The transferor shall be deemed to remain the holder of the share until the name of the transferee is entered in the Register in respect thereof. Nothing in these Articles shall preclude the Board from recognising a renunciation of the allotment or provisional allotment of any share by the allottee in favour of some other person.

49.         (1) The Board may, in its absolute discretion, and without giving any reason therefor, refuse to register a transfer of any share (not being a fully paid up share) to a person of whom it does not approve, or any share issued under any share incentive scheme for employees upon which a restriction on transfer imposed thereby still subsists, and it may also, without prejudice to the foregoing generality, refuse to register a transfer of any share to more than four joint holders or a transfer of any share (not being a fully paid up share) on which the Company has a lien.

(2) The Board in so far as permitted by any applicable law may, in its absolute discretion, at any time and from time to time transfer any share upon the Register to any branch register or any share on any branch register to the Register or any other branch register. In the event of any such transfer, the shareholder requesting such transfer shall bear the cost of effecting the transfer unless the Board otherwise determines.

(3) Unless the Board otherwise agrees (which agreement may be on such terms and subject to such conditions as the Board in its absolute discretion may from time to time determine, and which agreement the Board shall, without giving any reason therefor, be entitled in its absolute discretion to give or withhold), no shares upon the Register shall be transferred to any branch register nor shall shares on any branch register be transferred to the Register or any other branch register and all transfers and other documents of title shall be lodged for registration, and registered, in the case of any shares on a branch register, at the relevant Registration Office, and, in the case of any shares on the Register, at the Office or such other place at which the Register is kept in accordance with the Act.

50. Without limiting the generality of the Article 49, the Board may decline to recognise any instrument of transfer unless:-

(a)	a fee of such maximum sum as the Designated Stock Exchange may determine to be payable or such lesser sum as the Board may from time to time require is paid to the Company in respect thereof;

(b)	the instrument of transfer is in respect of only one class of share;

(c)	the instrument of transfer is lodged at the Office or such other place at which the Register is kept in accordance with the Act or the Registration Office (as the case may be) accompanied by the relevant share certificate(s) and such other evidence as the Board may reasonably require to show the right of the transferor to make the transfer (and, if the instrument of transfer is executed by some other person on his behalf, the authority of that person so to do); and

(d)	if applicable, the instrument of transfer is duly and properly stamped.

51. If the Board refuses to register a transfer of any share, it shall, within three (3) months after the date on which the transfer was lodged with the Company, send to each of the transferor and transferee notice of the refusal.

52. The registration of transfers of shares or of any class of shares may, after compliance with any notice requirement of the Designated Stock Exchange, be suspended at such times and for such periods (not exceeding in the whole thirty (30) days in any year) as the Board may determine. The period of thirty (30) days may be extended for a further period or periods not exceeding thirty (30) days in respect of any year if approved by the Members by ordinary resolution.

TRANSMISSION OF SHARES

53. If a Member dies, the survivor or survivors where the deceased was a joint holder, and his legal personal representatives where he was a sole or only surviving holder, will be the only persons recognised by the Company as having any title to his interest in the shares; but nothing in this Article will release the estate of a deceased Member (whether sole or joint) from any liability in respect of any share which had been solely or jointly held by him.

54. Any person becoming entitled to a share in consequence of the death or bankruptcy or winding-up of a Member may, upon such evidence as to his title being produced as may be required by the Board, elect either to become the holder of the share or to have some person nominated by him registered as the transferee thereof. If he elects to become the holder he shall notify the Company in writing either at the Registration Office or the Office, as the case may be, to that effect. If he elects to have another person registered he shall execute a transfer of the share in favour of that person. The provisions of these Articles relating to the transfer and registration of transfers of shares shall apply to such notice or transfer as aforesaid as if the death or bankruptcy of the Member had not occurred and the notice or transfer were a transfer signed by such Member.

55. A person becoming entitled to a share by reason of the death or bankruptcy or winding-up of a Member shall be entitled to the same dividends and other advantages to which he would be entitled if he were the registered holder of the share. However, the Board may, if it thinks fit, withhold the payment of any dividend payable or other advantages in respect of such share until such person shall become the registered holder of the share or shall have effectually transferred such share, but, subject to the requirements of Article 76(2) being met, such a person may vote at meetings.

UNTRACEABLE MEMBERS

56.        (1) Without prejudice to the rights of the Company under paragraph (2) of this Article 56, the Company may cease sending cheques for dividend entitlements or dividend warrants by post if such cheques or warrants have been left uncashed on two consecutive occasions. However, the Company may exercise the power to cease sending cheques for dividend entitlements or dividend warrants after the first occasion on which such a cheque or warrant is returned undelivered.

(2) The Company shall have the power to sell, in such manner as the Board thinks fit, any shares of a Member who is untraceable, but no such sale shall be made unless:

(a)	all cheques or warrants in respect of dividends of the shares in question, being not less than three in total number, for any sum payable in cash to the holder of such shares in respect of them sent during the relevant period in the manner authorised by the Articles have remained uncashed;

(b)	so far as it is aware at the end of the relevant period, the Company has not at any time during the relevant period received any indication of the existence of the Member who is the holder of such shares or of a person entitled to such shares by death, bankruptcy or operation of law; and

(c)	the Company, if so required by the rules governing the listing of shares on the Designated Stock Exchange, has given notice to, and caused advertisement in newspapers to be made in accordance with the requirements of, the Designated Stock Exchange of its intention to sell such shares in the manner required by the Designated Stock Exchange, and a period of three (3) months or such shorter period as may be allowed by the Designated Stock Exchange has elapsed since the date of such advertisement.

For the purpose of the foregoing, the “relevant period” means the period commencing twelve (12) years before the date of publication of the advertisement referred to in paragraph (c) of this Article and ending at the expiry of the period referred to in that paragraph.

(3) To give effect to any such sale the Board may authorise some person to transfer the said shares and an instrument of transfer signed or otherwise executed by or on behalf of such person shall be as effective as if it had been executed by the registered holder or the person entitled by transmission to such shares, and the purchaser shall not be bound to see to the application of the purchase money nor shall his title to the shares be affected by any irregularity or invalidity in the proceedings relating to the sale. The net proceeds of the sale will belong to the Company and upon receipt by the Company of such net proceeds it shall become indebted to the former Member for an amount equal to such net proceeds. No trust shall be created in respect of such debt and no interest shall be payable in respect of it and the Company shall not be required to account for any money earned from the net proceeds which may be employed in the business of the Company or as it thinks fit. Any sale under this Article shall be valid and effective notwithstanding that the Member holding the shares sold is dead, bankrupt or otherwise under any legal disability or incapacity.

GENERAL MEETINGS

57. The Company may hold an annual general meeting, and shall specify the meeting as such in the Notice calling it. An annual general meeting of the Company shall be held at such time and place as may be determined by the Board.

58. Each general meeting, other than an annual general meeting, shall be called an extraordinary general meeting. All general meetings (including an annual general meeting, any adjourned general meeting or postponed meeting) may be held as a physical meeting at such times and in any part of the world and at one or more locations as provided in Article 65A, as a hybrid meeting or as an electronic meeting, as may be determined by the Board in its absolute discretion.

59. A majority of the Board or the Chairman of the Board may call extraordinary general meetings, which extraordinary general meetings shall be held at such times and locations (as permitted hereby) as such person or persons shall determine.

NOTICE OF GENERAL MEETINGS

60.         (1) An annual general meeting and any extraordinary general meeting may be called by not less than ten (10) clear days’ Notice but a general meeting may be called by shorter notice, subject to the Act, if it is so agreed:

(a)	in the case of a meeting called as an annual general meeting, by all the Members entitled to attend and vote thereat; and

(b)	in the case of any other meeting, by a majority in number of the Members having the right to attend and vote at the meeting, being a majority together holding not less than ninety-five per cent. (95%) in nominal value of the issued shares giving that right.

(2) The Notice shall specify (a) the time and place of the meeting, (b) save for an electronic meeting, the place of the meeting and if there is more than one meeting location as determined by the Board pursuant to Article 65A, the principal place of the meeting (the “Principal Meeting Place”), (c) if the general meeting is to be a hybrid meeting or an electronic meeting, the Notice shall include a statement to that effect and with details of the electronic facilities for attendance and participation by electronic means at the meeting or where such details will be made available by the Company prior to the meeting, and (d) in case of special business, the general nature of the business. The Notice convening an annual general meeting shall specify the meeting as such. Notice of every general meeting shall be given to all Members other than to such Members as, under the provisions of these Articles or the terms of issue of the shares they hold, are not entitled to receive such Notices from the Company, to all persons entitled to a share in consequence of the death or bankruptcy or winding-up of a Member and to each of the Directors.

61. The accidental omission to give Notice of a meeting or (in cases where instruments of proxy are sent out with the Notice) to send such instrument of proxy to, or the non-receipt of such Notice or such instrument of proxy by, any person entitled to receive such Notice shall not invalidate any resolution passed or the proceedings at that meeting.

PROCEEDINGS AT GENERAL MEETINGS

62.        (1) All business shall be deemed special that is transacted at an extraordinary general meeting, and also all business that is transacted at an annual general meeting, with the exception of the election of Directors.

(2) No business other than the appointment of a chairman of a meeting shall be transacted at any general meeting unless a quorum is present at the commencement of the business. At any general meeting of the Company, two (2) Members entitled to vote and present in person or by proxy or (in the case of a Member being a corporation) by its duly authorised representative representing not less than one-third of the voting power of the total issued shares in the Company throughout the meeting shall form a quorum for all purposes.

63. If within thirty (30) minutes (or such longer time not exceeding one hour as the chairman of the meeting may determine to wait) after the time appointed for the meeting a quorum is not present, the meeting shall stand adjourned to the same day in the next week at the same time and (where applicable) same place(s) or to such time and (where applicable) such place(s) and in such form and manner referred to in Article 58 as the chairman of the meeting (or in default, the Board) may absolutely determine. If at such adjourned meeting a quorum is not present within half an hour from the time appointed for holding the meeting, the meeting shall be dissolved.

64.         (1) The Chairman of the Board shall preside as chairman at every general meeting. If at any meeting the chairman is not present within fifteen (15) minutes after the time appointed for holding the meeting, or is not willing to act as chairman, the Directors present shall choose one of their number to act, or if one Director only is present he shall preside as chairman if willing to act. If no Director is present, or if each of the Directors present declines to take the chair, or if the chairman chosen shall retire from the chair, the Members present in person or by its duly authorised representative or by proxy and entitled to vote shall elect one of their number to be chairman.

(2) If the chairman of a general meeting is participating in the general meeting using an electronic facility or facilities and becomes unable to participate in the general meeting using such electronic facility or facilities, another person (determined in accordance with Article 64(1) above) shall preside as chairman of the meeting unless and until the original chairman of the meeting is able to participate in the general meeting using the electronic facility or facilities.

65. Subject to Article 65C, the chairman may adjourn the meeting from time to time (or indefinitely) and/or from place to place(s) and/or from one form to another (a physical meeting, a hybrid meeting or an electronic meeting), but no business shall be transacted at any adjourned meeting other than the business which might lawfully have been transacted at the meeting had the adjournment not taken place. When a meeting is adjourned for fourteen (14) days or more, at least seven (7) clear days’ Notice of the adjourned meeting shall be given specifying the details set out in Article 60(2) but it shall not be necessary to specify in such Notice the nature of the business to be transacted at the adjourned meeting and the general nature of the business to be transacted. Save as aforesaid, it shall be unnecessary to give Notice of an adjournment.

65A.     (1) The Board may, at its absolute discretion, arrange for persons entitled to attend a general meeting to do so by simultaneous attendance and participation by means of electronic facilities at such location or locations (“Meeting Location(s)”) determined by the Board at its absolute discretion. Any Member or any proxy attending and participating in such way or any Member or proxy attending and participating in an electronic meeting or a hybrid meeting by means of electronic facilities is deemed to be present at and shall be counted in the quorum of the meeting.

(2) All general meetings are subject to the following and, where appropriate, all references to a “Member” or “Members” in this sub-paragraph (2) shall include a proxy or proxies respectively:

(a)	where a Member is attending a Meeting Location and/or in the case of a hybrid meeting, the meeting shall be treated as having commenced if it has commenced at the Principal Meeting Place;

(b)	Members present in person or by proxy at a Meeting Location and/or Members attending and participating in an electronic meeting or a hybrid meeting by means of electronic facilities shall be counted in the quorum for and entitled to vote at the meeting in question, and that meeting shall be duly constituted and its proceedings valid provided that the chairman of the meeting is satisfied that adequate electronic facilities are available throughout the meeting to ensure that Members at all Meeting Locations and Members participating in an electronic meeting or a hybrid meeting by means of electronic facilities are able to participate in the business for which the meeting has been convened;

(c)	where Members attend a meeting by being present at one of the Meeting Locations and/or where Members participating in an electronic meeting or a hybrid meeting by means of electronic facilities, a failure (for any reason) of the electronic facilities or communication equipment, or any other failure in the arrangements for enabling those in a Meeting Location other than the Principal Meeting Place to participate in the business for which the meeting has been convened or in the case of an electronic meeting or a hybrid meeting, the inability of one or more Members or proxies to access, or continue to access, the electronic facilities despite adequate electronic facilities having been made available by the Company, shall not affect the validity of the meeting or the resolutions passed, or any business conducted thereat or any action taken pursuant to such business provided that there is a quorum present throughout the meeting.

(d)	if any of the Meeting Locations is not in the same jurisdiction as the Principal Meeting Place and/or in the case of a hybrid meeting, the provisions of these Articles concerning the service and giving of Notice for the meeting, and the time for lodging proxies, shall apply by reference to the Principal Meeting Place; and in the case of an electronic meeting, the time for lodging proxies shall be as stated in the Notice for the meeting.

65B. The Board and, at any general meeting, the chairman of the meeting may from time to time make arrangements for managing attendance and/or participation and/or voting at the Principal Meeting Place, any Meeting Location(s) and/or participation in an electronic meeting or a hybrid meeting by means of electronic facilities (whether involving the issue of tickets or some other means of identification, passcode, seat reservation, electronic voting or otherwise) as it shall in its absolute discretion consider appropriate, and may from time to time change any such arrangements, provided that a Member who, pursuant to such arrangements, is not entitled to attend, in person or by proxy, at any Meeting Location shall be entitled so to attend at one of the other Meeting Locations; and the entitlement of any Member so to attend the meeting or adjourned meeting or postponed meeting at such Meeting Location or Meeting Locations shall be subject to any such arrangement as may be for the time being in force and by the Notice of meeting or adjourned meeting or postponed meeting stated to apply to the meeting.

65C. If it appears to the chairman of the general meeting that:

(a)	the electronic facilities at the Principal Meeting Place or at such other Meeting Location(s) at which the meeting may be attended have become inadequate for the purposes referred to in Article 65A(1) or are otherwise not sufficient to allow the meeting to be conducted substantially in accordance with the provisions set out in the Notice of the meeting; or

(b)	in the case of an electronic meeting or a hybrid meeting, electronic facilities being made available by the Company have become inadequate; or

(c)	it is not possible to ascertain the view of those present or to give all persons entitled to do so a reasonable opportunity to communicate and/or vote at the meeting; or

(d)	there is violence or the threat of violence, unruly behaviour or other disruption occurring at the meeting or it is not possible to secure the proper and orderly conduct of the meeting;

then, without prejudice to any other power which the chairman of the meeting may have under these Articles or at common law, the chairman may, at his/her absolute discretion, without the consent of the meeting, and before or after the meeting has started and irrespective of whether a quorum is present, interrupt or adjourn the meeting (including adjournment for indefinite period). All business conducted at the meeting up to the time of such adjournment shall be valid.

65D. The Board and, at any general meeting, the chairman of the meeting may make any arrangement and impose any requirement or restriction the Board or the chairman of the meeting, as the case may be, considers appropriate to ensure the security and orderly conduct of a meeting (including, without limitation, requirements for evidence of identity to be produced by those attending the meeting, the searching of their personal property and the restriction of items that may be taken into the meeting place, determining the number and frequency of and the time allowed for questions that may be raised at a meeting). Members shall also comply with all requirements or restrictions imposed by the owner of the premises at which the meeting is held. Any decision made under this Article shall be final and conclusive and a person who refuses to comply with any such arrangements, requirements or restrictions may be refused entry to the meeting or ejected (physically or electronically) from the meeting.

65E. If, after the sending of Notice of a general meeting but before the meeting is held, or after the adjournment of a meeting but before the adjourned meeting is held (whether or not Notice of the adjourned meeting is required), the Directors, in their absolute discretion, consider that it is inappropriate, impracticable, unreasonable or undesirable for any reason to hold the general meeting on the date or at the time or place or by means of electronic facilities specified in the Notice calling the meeting, they may change or postpone the meeting to another date, time and/or place and/or change the electronic facilities and/or change the form of the meeting (a physical meeting, an electronic meeting or a hybrid meeting) without approval from the Members. Without prejudice to the generality of the foregoing, the Directors shall have the power to provide in every Notice calling a general meeting the circumstances in which a postponement of the relevant general meeting may occur automatically without further notice, including without limitation where a number 8 or higher typhoon signal, black rainstorm warning or other similar event is in force at any time on the day of the meeting. This Article shall be subject to the following:

(a)	when a meeting is so postponed, the Company shall endeavour to post a Notice of such postponement on the website of the Company, the SEC or the Designated Stock Exchange as soon as practicable (provided that failure to post such a Notice shall not affect the automatic postponement of a meeting);

(b)	when only the form of the meeting or electronic facilities specified in the Notice are changed, the Board shall notify the Members of details of such change in such manner as the Board may determine;

(c)	when a meeting is postponed or changed in accordance with this Article, subject to and without prejudice to Article 65, unless already specified in the original Notice of the meeting, the Board shall fix the date, time, place (if applicable) and electronic facilities (if applicable) for the postponed or changed meeting and shall notify the Members of such details in such manner as the Board may determine; further all proxy forms shall be valid (unless revoked or replaced by a new proxy) if they are received as required by these Articles not less than 48 hours before the time of the postponed or changed meeting; and

(d)	Notice of the business to be transacted at the postponed or changed meeting shall not be required, nor shall any accompanying documents be required to be recirculated, provided that the business to be transacted at the postponed or changed meeting is the same as that set out in the original Notice of general meeting circulated to the Members.

65F. All persons seeking to attend and participate in an electronic meeting or a hybrid meeting shall be responsible for maintaining adequate facilities to enable them to do so. Subject to Article 65C, any inability of a person or persons to attend or participate in a general meeting by way of electronic facilities shall not invalidate the proceedings of and/or resolutions passed at that meeting.

65G. Without prejudice to other provisions in Article 65, a physical meeting may also be held by means of such telephone, electronic or other communication facilities to permit all persons participating in the meeting to communicate with each other simultaneously and instantaneously, and participation in such a meeting shall constitute presence in person at such meeting.

66. If an amendment is proposed to any resolution under consideration but is in good faith ruled out of order by the chairman of the meeting, the proceedings on the substantive resolution shall not be invalidated by any error in such ruling. In the case of a resolution duly proposed as a special resolution, no amendment thereto (other than a mere clerical amendment to correct a patent error) may in any event be considered or voted upon.

VOTING

67.        (1) Holders of Class A Ordinary Shares and Class B Ordinary Shares have the right to receive notice of, attend, speak and vote at general meetings of the Company. Except as required by applicable law and subject to these Articles, holders of Class A Ordinary Shares and Class B Ordinary Shares shall at all times vote together as one class on all matters submitted to a vote of the Members.

(2) Subject to any special rights or restrictions as to voting for the time being attached to any shares by or in accordance with these Articles, at any general meeting:

(a)	on a show of hands, every Member holding Class A Ordinary Shares present in person (or being a corporation, is present by a duly authorised representative) or by proxy shall have one (1) vote for every fully paid Class A Ordinary Share of which he is the holder, and on a poll, every Member present in person or by proxy or, in the case of a Member being a corporation, by its duly authorised representative shall have one (1) vote for every fully paid Class A Ordinary Share of which he is the holder; and

(b)	on a show of hands, every Member holding Class B Ordinary Shares present in person (or being a corporation, is present by a duly authorised representative) or by proxy shall have twenty (20) votes for every fully paid Class B Ordinary Share of which he is the holder, and on a poll, every Member present in person or by proxy or, in the case of a Member being a corporation, by its duly authorised representative shall have twenty (20) votes for every fully paid Class B Ordinary Share of which he is the holder.

(3) No amount paid up or credited as paid up on a share in advance of calls or instalments is treated for the foregoing purposes as paid up on the share.

(4) A resolution put to the vote of a meeting shall be decided by way of a poll save that the chairman of the meeting may, in good faith, allow a resolution which relates purely to a procedural or administrative matter to be voted on by a show of hands. For purposes of this Article, procedural and administrative matters are those that (i) are not on the agenda of the general meeting or in any supplementary circular that may be issued by the Company to its Members; and (ii) relate to the chairman’s duties to maintain the orderly conduct of the meeting and/or allow the business of the meeting to be properly and effectively dealt with, whilst allowing all Members a reasonable opportunity to express their views. Votes (whether on a show of hands or by way of poll) may be cast by such means, electronic or otherwise, as the Directors or the chairman of the meeting may determine.

68. Where a resolution is voted on by a show of hands, a declaration by the chairman that a resolution has been carried, or carried unanimously, or by a particular majority, or not carried by a particular majority, or lost, and an entry to that effect made in the minute book of the Company, shall be conclusive evidence of the facts without proof of the number or proportion of the votes recorded for or against the resolution.

69. The result of the poll shall be deemed to be the resolution of the meeting at which the poll was demanded. The Company shall only be required to disclose the voting figures on a poll if such disclosure is required by the rules and regulations of the Designated Stock Exchange.

70. [RESERVED]

71. [RESERVED]

72. On a poll votes may be given either personally or by proxy.

73. A person entitled to more than one vote on a poll need not use all his votes or cast all the votes he uses in the same way.

74. All questions submitted to a meeting shall be decided by a simple majority of votes except where a greater majority is required by these Articles, by the Act or the rules and regulations of the Designated Stock Exchange. In the case of an equality of votes, whether on a show of hands or on a poll, the chairman of such meeting shall be entitled to a second or casting vote in addition to any other vote he may have.

75. Where there are joint holders of any share any one of such joint holders may vote, either in person or by proxy, in respect of such share as if he were solely entitled thereto, but if more than one of such joint holders be present at any meeting the vote of the senior holder who tenders a vote, whether in person or by proxy, shall be accepted to the exclusion of the votes of the other joint holders, and for this purpose seniority shall be determined by the order in which the names stand in the Register in respect of the joint holding. Several executors or administrators of a deceased Member in whose name any share stands shall for the purposes of this Article be deemed joint holders thereof.

76.         (1) A Member who is a patient for any purpose relating to mental health or in respect of whom an order has been made by any court having jurisdiction for the protection or management of the affairs of persons incapable of managing their own affairs may vote, whether on a show of hands or on a poll, by his receiver, committee, curator bonis or other person in the nature of a receiver, committee or curator bonis appointed by such court, and such receiver, committee, curator bonis or other person may vote by proxy, and may otherwise act and be treated as if he were the registered holder of such shares for the purposes of general meetings, provided that such evidence as the Board may require of the authority of the person claiming to vote shall have been deposited at the Office, head office or Registration Office, as appropriate, not less than forty-eight (48) hours before the time appointed for holding the meeting, or adjourned meeting or postponed meeting, as the case may be.

(2) Any person entitled under Article 54 to be registered as the holder of any shares may vote at any general meeting in respect thereof in the same manner as if he were the registered holder of such shares, provided that forty-eight (48) hours at least before the time of the holding of the meeting or adjourned meeting or postponed meeting, as the case may be, at which he proposes to vote, he shall satisfy the Board of his entitlement to such shares, or the Board shall have previously admitted his right to vote at such meeting in respect thereof.

77. No Member shall, unless the Board otherwise determines, be entitled to attend and vote and to be reckoned in a quorum at any general meeting unless he is duly registered and all calls or other sums presently payable by him in respect of shares in the Company have been paid.

78. If:

(a)	any objection shall be raised to the qualification of any voter; or

(b)	any votes have been counted which ought not to have been counted or which might have been rejected; or

(c)	any votes are not counted which ought to have been counted;

the objection or error shall not vitiate the decision of the meeting or adjourned meeting or postponed meeting on any resolution unless the same is raised or pointed out at the meeting or, as the case may be, the adjourned meeting or postponed meeting at which the vote objected to is given or tendered or at which the error occurs. Any objection or error shall be referred to the chairman of the meeting and shall only vitiate the decision of the meeting on any resolution if the chairman decides that the same may have affected the decision of the meeting. The decision of the chairman on such matters shall be final and conclusive.

PROXIES

79. Any Member entitled to attend and vote at a meeting of the Company shall be entitled to appoint another person as his proxy to attend and vote instead of him. A Member who is the holder of two or more shares may appoint more than one proxy to represent him and vote on his behalf at a general meeting of the Company or at a class meeting. A proxy need not be a Member. In addition, a proxy or proxies representing either a Member who is an individual or a Member which is a corporation shall be entitled to exercise the same powers on behalf of the Member which he or they represent as such Member could exercise.

80. The instrument appointing a proxy shall be in such form, including electronic or otherwise, as the Board may determine and in the absence of such determination, shall be in writing, which may include electronic writing, and signed by the appointor or of his attorney duly authorised in writing or, if the appointor is a corporation, either under its seal or under the hand of an officer, attorney or other person authorised to sign the same. In the case of an instrument of proxy purporting to be signed on behalf of a corporation by an officer thereof it shall be assumed, unless the contrary appears, that such officer was duly authorised to sign such instrument of proxy on behalf of the corporation without further evidence of the facts.

81.        (1) The Company may, at its absolute discretion, provide an electronic address for the receipt of any document or information relating to proxies for a general meeting (including any instrument of proxy or invitation to appoint a proxy, any document necessary to show the validity of, or otherwise relating to, an appointment of proxy (whether or not required under these Articles) and notice of termination of the authority of a proxy). If such an electronic address is provided, the Company shall be deemed to have agreed that any such document or information (relating to proxies as aforesaid) may be sent by electronic means to that address, subject as hereafter provided and subject to any other limitations or conditions specified by the Company when providing the address. Without limitation, the Company may from time to time determine that any such electronic address may be used generally for such matters or specifically for particular meetings or purposes and, if so, the Company may provide different electronic addresses for different purposes. The Company may also impose any conditions on the transmission of and its receipt of such electronic communications including, for the avoidance of doubt, imposing any security or encryption arrangements as may be specified by the Company. If any document or information required to be sent to the Company under this Article is sent to the Company by electronic means, such document or information is not treated as validly delivered to or deposited with the Company if the same is not received by the Company at its designated electronic address provided in accordance with this Article or if no electronic address is so designated by the Company for the receipt of such document or information.

(2) The instrument appointing a proxy and (if required by the Board) the power of attorney or other authority (if any) under which it is signed, or a certified copy of such power or authority, shall be delivered to such place or one of such places (if any) as may be specified for that purpose in or by way of note to or in any document accompanying the Notice convening the meeting (or, if no place is so specified at the Registration Office or the Office, as may be appropriate) , or if the Company has provided an electronic address in accordance with the preceding paragraph, shall be received at the electronic address specified, not less than forty-eight (48) hours before the time appointed for holding the meeting or adjourned meeting or postponed meeting at which the person named in the instrument proposes to vote. No instrument appointing a proxy shall be valid after the expiration of twelve (12) months from the date named in it as the date of its execution, except at an adjourned meeting or postponed meeting in cases where the meeting was originally held within twelve (12) months from such date. Delivery of an instrument appointing a proxy shall not preclude a Member from attending and voting at the meeting convened and in such event, the instrument appointing a proxy shall be deemed to be revoked.

82. Instruments of proxy shall be in any common form or in such other form as the Board may approve (provided that this shall not preclude the use of the two-way form) and the Board may, if it thinks fit, send out with the Notice of any meeting forms of instrument of proxy for use at the meeting.  The instrument of proxy shall be deemed to confer authority to demand or join in demanding a poll and to vote on any amendment of a resolution put to the meeting for which it is given as the proxy thinks fit.  The instrument of proxy shall, unless the contrary is stated therein, be valid as well for any adjournment or postponement of the meeting as for the meeting to which it relates. The Board may decide, either generally or in any particular case, to treat a proxy appointment as valid notwithstanding that the appointment or any of the information required under these Articles has not been received in accordance with the requirements of these Articles. Subject to aforesaid, if the proxy appointment and any of the information required under these Articles is not received in the manner set out in these Articles, the appointee shall not be entitled to vote in respect of the shares in question.

83. A vote given in accordance with the terms of an instrument of proxy shall be valid notwithstanding the previous death or insanity of the principal, or revocation of the instrument of proxy or of the authority under which it was executed, provided that no intimation in writing of such death, insanity or revocation shall have been received by the Company at the Office or the Registration Office (or such other place as may be specified for the delivery of instruments of proxy in the Notice convening the meeting or other document sent therewith) two (2) hours at least before the commencement of the meeting, the adjourned meeting or postponed meeting, at which the instrument of proxy is used.

84. Anything which under these Articles a Member may do by proxy he may likewise do by his duly appointed attorney and the provisions of these Articles relating to proxies and instruments appointing proxies shall apply mutatis mutandis in relation to any such attorney and the instrument under which such attorney is appointed.

CORPORATIONS ACTING BY REPRESENTATIVES

85.        (1) Any corporation which is a Member may by resolution of its directors or other governing body authorise such person as it thinks fit to act as its representative at any meeting of the Company or at any meeting of any class of Members. The person so authorised shall be entitled to exercise the same powers on behalf of such corporation as the corporation could exercise if it were an individual Member and such corporation shall for the purposes of these Articles be deemed to be present in person at any such meeting if a person so authorised is present thereat.

(2) If a clearing house (or its nominee(s)) or a central depository entity (or its nominee(s)), being a corporation, is a Member, it may authorise such persons as it thinks fit to act as its representatives at any meeting of the Company or at any meeting of any class of Members provided that the authorisation shall specify the number and class of shares in respect of which each such representative is so authorised. Each person so authorised under the provisions of this Article shall be deemed to have been duly authorised without further evidence of the facts and be entitled to exercise the same rights and powers on behalf of the clearing house or a central depository entity (or its nominee(s)) as if such person was the registered holder of the shares of the Company held by the clearing house or a central depository entity (or its nominee(s)) including, where a show of hands is allowed, the right to vote individually on a show of hands.

(3) Any reference in these Articles to a duly authorised representative of a Member being a corporation shall mean a representative authorised under the provisions of this Article.

NO ACTION BY WRITTEN RESOLUTIONS OF MEMBERS

86. Any action required or permitted to be taken at any annual or extraordinary general meetings of the Company may be taken only upon the vote of the Members at an annual or extraordinary general meeting duly noticed and convened in accordance with these Articles and the Act and may not be taken by written resolution of Members without a meeting.

BOARD OF DIRECTORS

87.         (1) Unless otherwise determined by the Members in general meeting, the number of Directors shall not be less than two (2). There shall be no maximum number of Directors unless otherwise determined from time to time by the Board. For so long as the shares are listed on the Designated Stock Exchange, the Directors shall include such number of Independent Directors as applicable law, rules or regulations or the Designated Stock Exchange require, unless the Board resolves to follow any available exceptions or exemptions. The Directors shall be elected or appointed in accordance with Article 87 and shall hold office until the expiration of their term or until their successors are elected or appointed.

(2) Subject to the Articles and the Act, the Members may by ordinary resolution elect any person to be a Director either to fill a casual vacancy or as an addition to the existing Board.

(3) The Directors shall have the power from time to time and at any time to appoint any person as a Director to fill a casual vacancy on the Board or as an addition to the existing Board subject to the Company’s compliance with director nomination procedures required under the rules and regulations of the Designated Stock Exchange as long as shares are listed on the Designated Stock Exchange, unless the Board resolves to follow any available exceptions or exemptions.

(4) No Director shall be required to hold any shares of the Company by way of qualification and a Director who is not a Member shall be entitled to receive Notice of and to attend and speak at any general meeting of the Company and of all classes of shares of the Company.

(5) Subject to any provision to the contrary in these Articles, a Director may be removed by way of an ordinary resolution of the Members at any time before the expiration of his period of office notwithstanding anything in these Articles or in any agreement between the Company and such Director (but without prejudice to any claim for damages under any such agreement).

(6) A vacancy on the Board created by the removal of a Director under the provisions of subparagraph (5) above may be filled by the election or appointment by ordinary resolution of the Members at the meeting at which such Director is removed or by the affirmative vote of a simple majority of the remaining Directors present and voting at a Board meeting.

(7) The Board may from time to time by resolution increase or reduce the number of Directors but so that the number of Directors shall never be less than two (2).

NO RETIREMENT OF DIRECTORS BY ROTATION

88. No Director(s) shall be required to retire from office by rotation.

89. Unless otherwise provided by the Designated Stock Exchange Rules, no person shall, unless recommended by the Directors for election, be eligible for election as a Director at any general meeting.

DISQUALIFICATION OF DIRECTORS

90. The office of a Director shall be vacated if the Director:

(1)	resigns his office by notice in writing delivered to the Company at the Office or tendered at a meeting of the Board;

(2)	becomes of unsound mind or dies;

(3)	without special leave of absence from the Board, is absent from meetings of the Board for six consecutive meetings and the Board resolves that his office be vacated;

(4)	becomes bankrupt or has a receiving order made against him or suspends payment or compounds with his creditors;

(5)	is prohibited by law from being a Director; or

(6)	ceases to be a Director by virtue of any provision of the Statutes or is removed from office pursuant to these Articles.

ALTERNATE DIRECTORS

91. Any Director may at any time by Notice delivered to the Office or head office or at a meeting of the Directors appoint any person (including another Director) to be his alternate Director. Any person so appointed shall have all the rights and powers of the Director or Directors for whom such person is appointed in the alternative provided that such person shall not be counted more than once in determining whether or not a quorum is present. An alternate Director may be removed at any time by the body which appointed him and, subject thereto, the office of alternate Director shall continue until the happening of any event which, if he were a Director, would cause him to vacate such office or if his appointer ceases for any reason to be a Director. Any appointment or removal of an alternate Director shall be effected by Notice signed by the appointor and delivered to the Office or head office or tendered at a meeting of the Board. An alternate Director may also be a Director in his own right and may act as alternate to more than one Director. An alternate Director shall, if his appointor so requests, be entitled to receive notices of meetings of the Board or of committees of the Board to the same extent as, but in lieu of, the Director appointing him and shall be entitled to such extent to attend and vote as a Director at any such meeting at which the Director appointing him is not personally present and generally at such meeting to exercise and discharge all the functions, powers and duties of his appointor as a Director and for the purposes of the proceedings at such meeting the provisions of these Articles shall apply as if he were a Director save that as an alternate for more than one Director his voting rights shall be cumulative.

92. An alternate Director shall only be a Director for the purposes of the Act and shall only be subject to the provisions of the Act insofar as they relate to the duties and obligations of a Director when performing the functions of the Director for whom he is appointed in the alternative and shall alone be responsible to the Company for his acts and defaults and shall not be deemed to be the agent of or for the Director appointing him. An alternate Director shall be entitled to contract and be interested in and benefit from contracts or arrangements or transactions and to be repaid expenses and to be indemnified by the Company to the same extent mutatis mutandis as if he were a Director but he shall not be entitled to receive from the Company any fee in his capacity as an alternate Director except only such part, if any, of the remuneration otherwise payable to his appointor as such appointor may by Notice to the Company from time to time direct.

93. Every person acting as an alternate Director shall have one vote for each Director for whom he acts as alternate (in addition to his own vote if he is also a Director). If his appointor is for the time being absent from the People’s Republic of China or otherwise not available or unable to act, the signature of an alternate Director to any resolution in writing of the Board or a committee of the Board of which his appointor is a member shall, unless the notice of his appointment provides to the contrary, be as effective as the signature of his appointor.

94. An alternate Director shall ipso facto cease to be an alternate Director if his appointor ceases for any reason to be a Director, however, such alternate Director or any other person may be re-appointed by the Directors to serve as an alternate Director PROVIDED always that, if at any meeting any Director retires but is re-elected at the same meeting, any appointment of such alternate Director pursuant to these Articles which was in force immediately before his retirement shall remain in force as though he had not retired.

DIRECTORS’ FEES AND EXPENSES

95. Subject to the Designated Stock Exchange Rules, the Directors shall receive such remuneration as the Board or a committee with such power delegated by the Board may from time to time determine.

96. Each Director shall be entitled to be repaid or prepaid all travelling, hotel and incidental expenses reasonably incurred or expected to be incurred by him in attending meetings of the Board or committees of the Board or general meetings or separate meetings of any class of shares or of debentures of the Company or otherwise in connection with the discharge of his duties as a Director.

97. Any Director who, by request, goes or resides abroad for any purpose of the Company or who performs services which in the opinion of the Board go beyond the ordinary duties of a Director may be paid such extra remuneration (whether by way of salary, commission, participation in profits or otherwise) as the Board may determine and such extra remuneration shall be in addition to or in substitution for any ordinary remuneration provided for by or pursuant to any other Article.

98. Subject to the Designated Stock Exchange Rules, the Board may, without the approval of the Members in a general meeting, make any payments to any Director or past Director of the Company by way of compensation for loss of office, or as consideration for or in connection with his retirement from office (not being payment to which the Director is contractually entitled).

DIRECTORS’ INTERESTS

99. A Director may:

(a)	hold any other office or place of profit with the Company (except that of Auditor) in conjunction with his office of Director for such period and upon such terms as the Board may determine. Any remuneration (whether by way of salary, commission, participation in profits or otherwise) paid to any Director in respect of any such other office or place of profit shall be in addition to any remuneration provided for by or pursuant to any other Article;

(b)	act by himself or his firm in a professional capacity for the Company (otherwise than as Auditor) and he or his firm may be remunerated for professional services as if he were not a Director;

(c)	continue to be or become a director, managing director, joint managing director, deputy managing director, executive director, manager or other officer or member of any other company promoted by the Company or in which the Company may be interested as a vendor, shareholder or otherwise and (unless otherwise agreed) no such Director shall be accountable for any remuneration, profits or other benefits received by him as a director, managing director, joint managing director, deputy managing director, executive director, manager or other officer or member of or from his interests in any such other company. Subject as otherwise provided by these Articles the Directors may exercise or cause to be exercised the voting powers conferred by the shares in any other company held or owned by the Company, or exercisable by them as Directors of such other company in such manner in all respects as they think fit (including the exercise thereof in favour of any resolution appointing themselves or any of them as directors, managing directors, joint managing directors, deputy managing directors, executive directors, managers or other officers of such company) or voting or providing for the payment of remuneration to the director, managing director, joint managing director, deputy managing director, executive director, manager or other officers of such other company and any Director may vote in favour of the exercise of such voting rights in manner aforesaid notwithstanding that he may be, or about to be, appointed a director, managing director, joint managing director, deputy managing director, executive director, manager or other officer of such a company, and that as such he is or may become interested in the exercise of such voting rights in manner aforesaid.

Notwithstanding the foregoing, no “Independent Director” as defined in the rules and regulations of the Designated Stock Exchange or under applicable laws, and with respect of whom the Board has determined constitutes an “Independent Director” for purposes of compliance with applicable law or the Company’s listing requirements, shall without the consent of the Audit Committee take any of the foregoing actions or any other action that would reasonably be likely to affect such Director’s status as an “Independent Director” of the Company.

100. Subject to the Act and to these Articles, no Director or proposed or intending Director shall be disqualified by his office from contracting with the Company, either with regard to his tenure of any office or place of profit or as vendor, purchaser or in any other manner whatsoever, nor shall any such contract or any other contract or arrangement in which any Director is in any way interested be liable to be avoided, nor shall any Director so contracting or being so interested be liable to account to the Company or the Members for any remuneration, profit or other benefits realised by any such contract or arrangement by reason of such Director holding that office or of the fiduciary relationship thereby established provided that such Director shall disclose the nature of his interest in any contract or arrangement in which he is interested in accordance with Article 101 herein. Any such transaction that would reasonably be likely to affect a Director’s status as an Independent Director, or that would constitute a “related party transaction” as defined by the rules and regulations of the Designated Stock Exchange or under applicable laws, shall require the approval of the Audit Committee.

101. A Director who to his knowledge is in any way, whether directly or indirectly, interested in a contract or arrangement or proposed contract or arrangement with the Company shall declare the nature of his interest at the meeting of the Board at which the question of entering into the contract or arrangement is first considered, if he knows his interest then exists, or in any other case at the first meeting of the Board after he knows that he is or has become so interested.  For the purposes of this Article, a general Notice to the Board by a Director to the effect that:

(a)	he is a member or officer of a specified company or firm and is to be regarded as interested in any contract or arrangement which may after the date of the Notice be made with that company or firm; or

(b)	he is to be regarded as interested in any contract or arrangement which may after the date of the Notice be made with a specified person who is connected with him;

shall be deemed to be a sufficient declaration of interest under this Article in relation to any such contract or arrangement, provided that no such Notice shall be effective unless either it is given at a meeting of the Board or the Director takes reasonable steps to secure that it is brought up and read at the next Board meeting after it is given.

102. Following a declaration being made pursuant to the last preceding two Articles, subject to any separate requirement for Audit Committee approval under applicable law or the rules and regulations of the Designated Stock Exchange, and unless disqualified by the chairman of the relevant Board meeting, a Director may vote in respect of any contract or proposed contract or arrangement in which such Director is interested and may be counted in the quorum at such meeting.

GENERAL POWERS OF THE DIRECTORS

103.     (1) The business of the Company shall be managed and conducted by the Board, which may pay all expenses incurred in forming and registering the Company and may exercise all powers of the Company (whether relating to the management of the business of the Company or otherwise) which are not by the Statutes or by these Articles required to be exercised by the Members in general meeting, subject nevertheless to the provisions of the Statutes and of these Articles and to such regulations being not inconsistent with such provisions, as may be prescribed by the Members in general meeting, but no regulations made by the Members in a general meeting shall invalidate any prior act of the Board which would have been valid if such regulations had not been made. The general powers given by this Article shall not be limited or restricted by any special authority or power given to the Board by any other Article.

(2) Any person contracting or dealing with the Company in the ordinary course of business shall be entitled to rely on any written or oral contract or agreement or deed, document or instrument entered into or executed as the case may be by any one Director on behalf of the Company and the same shall be deemed to be validly entered into or executed by the Company as the case may be and shall, subject to any rule of law, be binding on the Company.

(3) Without prejudice to the general powers conferred by these Articles it is hereby expressly declared that the Board shall have the following powers:

(a)	to give to any person the right or option of requiring at a future date that an allotment shall be made to him of any share at par or at such premium as may be agreed;

(b)	to give to any Directors, officers or employees of the Company an interest in any particular business or transaction or participation in the profits thereof or in the general profits of the Company either in addition to or in substitution for a salary or other remuneration; and

(c)	to resolve that the Company be deregistered in the Cayman Islands and continued in a named jurisdiction outside the Cayman Islands subject to the provisions of the Act.

104. The Board may establish any regional or local boards or agencies for managing any of the affairs of the Company in any place, and may appoint any persons to be members of such local boards, or any managers or agents, and may fix their remuneration (either by way of salary or by commission or by conferring the right to participation in the profits of the Company or by a combination of two or more of these modes) and pay the working expenses of any staff employed by them upon the business of the Company. The Board may delegate to any regional or local board, manager or agent any of the powers, authorities and discretions vested in or exercisable by the Board (other than its powers to make calls and forfeit shares), with power to sub-delegate, and may authorise the members of any of them to fill any vacancies therein and to act notwithstanding vacancies. Any such appointment or delegation may be made upon such terms and subject to such conditions as the Board may think fit, and the Board may remove any person appointed as aforesaid, and may revoke or vary such delegation, but no person dealing in good faith and without notice of any such revocation or variation shall be affected thereby.

105. The Board may by power of attorney appoint any company, firm or person or any fluctuating body of persons, whether nominated directly or indirectly by the Board, to be the attorney or attorneys of the Company for such purposes and with such powers, authorities and discretions (not exceeding those vested in or exercisable by the Board under these Articles) and for such period and subject to such conditions as it may think fit, and any such power of attorney may contain such provisions for the protection and convenience of persons dealing with any such attorney as the Board may think fit, and may also authorise any such attorney to sub-delegate all or any of the powers, authorities and discretions vested in him. Such attorney or attorneys may, if so authorised under the Seal of the Company, execute any deed or instrument under their personal seal with the same effect as the affixation of the Company’s Seal.

106. The Board may entrust to and confer upon a managing director, joint managing director, deputy managing director, an executive director or any Director any of the powers exercisable by it upon such terms and conditions and with such restrictions as it thinks fit, and either collaterally with, or to the exclusion of, its own powers, and may from time to time revoke or vary all or any of such powers but no person dealing in good faith and without notice of such revocation or variation shall be affected thereby.

107. All cheques, promissory notes, drafts, bills of exchange and other instruments, whether negotiable or transferable or not, and all receipts for moneys paid to the Company shall be signed, drawn, accepted, endorsed or otherwise executed, as the case may be, in such manner as the Board shall from time to time by resolution determine. The Company’s banking accounts shall be kept with such banker or bankers as the Board shall from time to time determine.

108.       (1) The Board may establish or concur or join with other companies (being subsidiary companies of the Company or companies with which it is associated in business) in establishing and making contributions out of the Company’s moneys to any schemes or funds for providing pensions, sickness or compassionate allowances, life assurance or other benefits for employees (which expression as used in this and the following paragraph shall include any Director or ex-Director who may hold or have held any executive office or any office of profit under the Company or any of its subsidiary companies) and ex-employees of the Company and their dependants or any class or classes of such person.

(2) The Board may pay, enter into agreements to pay or make grants of revocable or irrevocable pensions or other benefits to employees and ex-employees and their dependants, or to any of such persons, including pensions or benefits additional to those, if any, to which such employees or ex-employees or their dependants are or may become entitled under any such scheme or fund as mentioned in the last preceding paragraph. Any such pension or benefit may, as the Board considers desirable, be granted to an employee either before and in anticipation of or upon or at any time after his actual retirement, and may be subject or not subject to any terms or conditions as the Board may determine.

BORROWING POWERS

109. The Board may exercise all the powers of the Company to raise or borrow money and to mortgage or charge all or any part of the undertaking, property and assets (present and future) and uncalled capital of the Company and, subject to the Act, to issue debentures, bonds and other securities, whether outright or as collateral security for any debt, liability or obligation of the Company or of any third party.

110. Debentures, bonds and other securities may be made assignable free from any equities between the Company and the person to whom the same may be issued.

111. Any debentures, bonds or other securities may be issued at a discount (other than shares), premium or otherwise and with any special privileges as to redemption, surrender, drawings, allotment of shares, attending and voting at general meetings of the Company, appointment of Directors and otherwise.

112.      (1) Where any uncalled capital of the Company is charged, all persons taking any subsequent charge thereon shall take the same subject to such prior charge, and shall not be entitled, by notice to the Members or otherwise, to obtain priority over such prior charge.

(2) The Board shall cause a proper register to be kept, in accordance with the provisions of the Act, of all charges specifically affecting the property of the Company and of any series of debentures issued by the Company and shall duly comply with the requirements of the Act in regard to the registration of charges and debentures therein specified and otherwise.

PROCEEDINGS OF THE DIRECTORS

113. The Board may meet for the despatch of business, adjourn or postpone and otherwise regulate its meetings as it considers appropriate. Questions arising at any meeting shall be determined by a majority of votes. In the case of any equality of votes the chairman of the meeting shall have an additional or casting vote.

114. A meeting of the Board may be convened by the Secretary on request of a Director or by any Director. The Secretary shall convene a meeting of the Board of which notice may be given in writing or by electronic means to an electronic address from time to time notified to the Company by such Director or (if the recipient consents to it being made available on a website) by making it available on a website or in such other manner as the Board may from time to time determine whenever he shall be required so to do by the chief executive officer or chairman, as the case may be, or any Director.

115.       (1) The quorum necessary for the transaction of the business of the Board may be fixed by the Board and, unless so fixed at any other number, shall be a majority of the Directors then in office, and which shall include the Chairman of the Board. An alternate Director shall be counted in a quorum in the case of the absence of a Director for whom he is the alternate provided that he shall not be counted more than once for the purpose of determining whether or not a quorum is present.

(2) Directors may participate in any meeting of the Board by means of a conference, telephone, electronic or other communications equipment through which all persons participating in the meeting can communicate with each other simultaneously and instantaneously and, for the purpose of counting a quorum, such participation shall constitute presence at a meeting as if those participating were present in person.

(3) Any Director who ceases to be a Director at a Board meeting may continue to be present and to act as a Director and be counted in the quorum until the termination of such Board meeting if no other Director objects and if otherwise a quorum of Directors would not be present.

116. The continuing Directors or a sole continuing Director may act notwithstanding any vacancy in the Board but, if and so long as the number of Directors is reduced below the minimum number fixed by or in accordance with these Articles as the quorum, the continuing Directors or Director, notwithstanding that the number of Directors is below the number fixed by or in accordance with these Articles as the quorum or that there is only one continuing Director, may act for the purpose of filling vacancies in the Board or of summoning general meetings of the Company but not for any other purpose.

117. The Chairman of the Board shall be the chairman of all meetings of the Board. If the Chairman of the Board is not present at any meeting within five (5) minutes after the time appointed for holding the same, the Directors present may choose one of their number to be chairman of the meeting.

118. A meeting of the Board at which a quorum is present shall be competent to exercise all the powers, authorities and discretions for the time being vested in or exercisable by the Board.

119.       (1) The Board may delegate any of its powers, authorities and discretions to committees (including, without limitation, the Audit Committee), consisting of such Director or Directors and other persons as it thinks fit, and they may, from time to time, revoke such delegation or revoke the appointment of and discharge any such committees either wholly or in part, and either as to persons or purposes. Any committee so formed shall, in the exercise of the powers, authorities and discretions so delegated, conform to any regulations which may be imposed on it by the Board.

(2) All acts done by any such committee in conformity with such regulations, and in fulfilment of the purposes for which it was appointed, but not otherwise, shall have like force and effect as if done by the Board, and the Board (or if the Board delegates such power, the committee) shall have power to remunerate the members of any such committee, and charge such remuneration to the current expenses of the Company.

120. The meetings and proceedings of any committee consisting of two or more members shall be governed by the provisions contained in these Articles for regulating the meetings and proceedings of the Board so far as the same are applicable and are not superseded by any regulations imposed by the Board under the last preceding Article, indicating, without limitation, any committee charter adopted by the Board for purposes or in respect of any such committee.

121. A resolution in writing signed by all the Directors except such as are temporarily unable to act through ill-health or disability shall (provided that such number is sufficient to constitute a quorum and further provided that a copy of such resolution has been given or the contents thereof communicated to all the Directors for the time being entitled to receive notices of Board meetings in the same manner as notices of meetings are required to be given by these Articles) be as valid and effectual as if a resolution had been passed at a meeting of the Board duly convened and held. A notification of consent to such resolution given by a Director in writing to the Board by any means (including by means of electronic communication) shall be deemed to be his/her signature to such resolution in writing for the purpose of this Article. Such resolution may be contained in one document or in several documents in like form each signed by one or more of the Directors and for this purpose a facsimile signature of a Director shall be treated as valid.

122. All acts bona fide done by the Board or by any committee or by any person acting as a Director or members of a committee, shall, notwithstanding that it is afterwards discovered that there was some defect in the appointment of any member of the Board or such committee or person acting as aforesaid or that they or any of them were disqualified or had vacated office, be as valid as if every such person had been duly appointed and was qualified and had continued to be a Director or member of such committee.

AUDIT COMMITTEE

123. Without prejudice to the freedom of the Directors to establish any other committees, for so long as the shares of the Company (or depositary receipts therefor) are listed or quoted on the Designated Stock Exchange, the Board shall establish and maintain an Audit Committee as a committee of the Board, the composition and responsibilities of which shall comply with the rules and regulations of the Designated Stock Exchange and the rules and regulations of the SEC.

124.       (1) The Board shall adopt a formal written audit committee charter and review and assess the adequacy of the formal written charter on an annual basis.

(2) The Audit Committee shall meet at least once every financial quarter, or more frequently as circumstances dictate.

125. For so long as the shares of the Company (or depositary receipts therefor) are listed or quoted on the Designated Stock Exchange, the Company shall conduct an appropriate review of all related party transactions on an ongoing basis and shall utilize the Audit Committee for the review and approval of potential conflicts of interest. Specifically, the Audit Committee shall approve any transaction or transactions between the Company and any of the following parties: (i) any shareholder owning an interest in the voting power of the Company or any subsidiary of the Company that gives such shareholder significant influence over the Company or any subsidiary of the Company, (ii) any director or executive officer of the Company or any subsidiary of the Company and any relative of such director or executive officer, (iii) any person in which a substantial interest in the voting power of the Company is owned, directly or indirectly, by any person described in (i) or (ii) or over which such a person is able to exercise significant influence, and (iv) any affiliate (other than a subsidiary) of the Company.

OFFICERS

126.       (1) The officers of the Company shall consist of the Chairman of the Board, the Directors and Secretary and such additional officers (who may or may not be Directors) as the Board may from time to time determine, all of whom shall be deemed to be officers for the purposes of the Act and these Articles. In addition to the officers of the Company, the Board may also from time to time determine and appoint managers and delegate to the same such powers and duties as are prescribed by the Board.

(2) The Directors shall elect, by a majority of the Directors then in office amongst the Directors the Chairman of the Board.

(3) The officers shall receive such remuneration as the Directors may from time to time determine.

127.        (1) The Secretary and additional officers, if any, shall be appointed by the Board and shall hold office on such terms and for such period as the Board may determine. If thought fit, two or more persons may be appointed as joint Secretaries. The Board may also appoint from time to time on such terms as it thinks fit one or more assistant or deputy Secretaries.

(2) The Secretary shall attend all meetings of the Members and shall keep correct minutes of such meetings and enter the same in the proper books provided for the purpose. He shall perform such other duties as are prescribed by the Act or these Articles or as may be prescribed by the Board.

128. The officers of the Company shall have such powers and perform such duties in the management, business and affairs of the Company as may be delegated to them by the Directors from time to time.

129. A provision of the Act or of these Articles requiring or authorising a thing to be done by or to a Director and the Secretary shall not be satisfied by its being done by or to the same person acting both as Director and as or in place of the Secretary.

REGISTER OF DIRECTORS AND OFFICERS

130. The Company shall cause to be kept in one or more books at its Office a Register of Directors and Officers in which there shall be entered the full names and addresses of the Directors and Officers and such other particulars as required by the Act or as the Directors may determine. The Company shall send to the Registrar of Companies in the Cayman Islands a copy of such register, and shall from time to time notify to the said Registrar of any change that takes place in relation to such Directors and Officers as required by the Act.

MINUTES

131.       (1) The Board shall cause minutes to be duly entered in books provided for the purpose:

(a)	of all elections and appointments of officers;

(b)	of the names of the Directors present at each meeting of the Directors and of any committee of the Directors;

(c)	of all resolutions and proceedings of each general meeting of the Members, meetings of the Board and meetings of committees of the Board and where there are managers, of all proceedings of meetings of the managers.

(2)	Minutes shall be kept by the Secretary at the Office.

SEAL

132.       (1) The Company shall have one or more Seals, as the Board may determine. For the purpose of sealing documents creating or evidencing securities issued by the Company, the Company may have a securities seal which is a facsimile of the Seal of the Company with the addition of the word “Securities” on its face or in such other form as the Board may approve. The Board shall provide for the custody of each Seal and no Seal shall be used without the authority of the Board or of a committee of the Board authorised by the Board in that behalf. Subject as otherwise provided in these Articles, any instrument to which a Seal is affixed shall be signed autographically by one Director and the Secretary or by two Directors or by such other person (including a Director) or persons as the Board may appoint, either generally or in any particular case, save that as regards any certificates for shares or debentures or other securities of the Company the Board may by resolution determine that such signatures or either of them shall be dispensed with or affixed by some method or system of mechanical signature. Every instrument executed in manner provided by this Article 132 shall be deemed to be sealed and executed with the authority of the Board previously given.

(2) Where the Company has a Seal for use abroad, the Board may by writing under the Seal appoint any agent or committee abroad to be the duly authorised agent of the Company for the purpose of affixing and using such Seal and the Board may impose restrictions on the use thereof as may be thought fit. Wherever in these Articles reference is made to the Seal, the reference shall, when and so far as may be applicable, be deemed to include any such other Seal as aforesaid.

AUTHENTICATION OF DOCUMENTS

133. Any Director or the Secretary or any person appointed by the Board for the purpose may authenticate any documents affecting the constitution of the Company and any resolution passed by the Company or the Board or any committee thereof, and any books, records, documents and accounts relating to the business of the Company, and to certify copies thereof or extracts therefrom as true copies or extracts, and if any books, records, documents or accounts are elsewhere than at the Office or the head office the local manager or other officer of the Company having the custody thereof shall be deemed to be a person so appointed by the Board. A document purporting to be a copy of a resolution, or an extract from the minutes of a meeting, of the Company or of the Board or any committee thereof which is so certified shall be conclusive evidence in favour of all persons dealing with the Company upon the faith thereof that such resolution has been duly passed or, as the case may be, that such minutes or extract is a true and accurate record of proceedings at a duly constituted meeting.

DESTRUCTION OF DOCUMENTS

134.        (1) The Company shall be entitled to destroy the following documents at the following times:

(a)	any share certificate which has been cancelled at any time after the expiry of one (1) year from the date of such cancellation;

(b)	any dividend mandate or any variation or cancellation thereof or any notification of change of name or address at any time after the expiry of two (2) years from the date such mandate, variation, cancellation or notification was recorded by the Company;

(c)	any instrument of transfer of shares which has been registered at any time after the expiry of seven (7) years from the date of registration;

(d)	any allotment letters after the expiry of seven (7) years from the date of issue thereof; and

(e)	copies of powers of attorney, grants of probate and letters of administration at any time after the expiry of seven (7) years after the account to which the relevant power of attorney, grant of probate or letters of administration related has been closed;

and it shall conclusively be presumed in favour of the Company that every entry in the Register purporting to be made on the basis of any such documents so destroyed was duly and properly made and every share certificate so destroyed was a valid certificate duly and properly cancelled and that every instrument of transfer so destroyed was a valid and effective instrument duly and properly registered and that every other document destroyed hereunder was a valid and effective document in accordance with the recorded particulars thereof in the books or records of the Company. Provided always that: (1) the foregoing provisions of this Article 134 shall apply only to the destruction of a document in good faith and without express notice to the Company that the preservation of such document was relevant to a claim; (2) nothing contained in this Article 134 shall be construed as imposing upon the Company any liability in respect of the destruction of any such document earlier than as aforesaid or in any case where the conditions of proviso (1) above are not fulfilled; and (3) references in this Article 134 to the destruction of any document include references to its disposal in any manner.

(2) Notwithstanding any provision contained in these Articles, the Directors may, if permitted by applicable law, authorise the destruction of documents set out in sub-paragraphs (a) to (e) of paragraph (1) of this Article 134 and any other documents in relation to share registration which have been microfilmed or electronically stored by the Company or by the share registrar on its behalf provided always that this Article shall apply only to the destruction of a document in good faith and without express notice to the Company and its share registrar that the preservation of such document was relevant to a claim.

DIVIDENDS AND OTHER PAYMENTS

135. Subject to the Act, the Board may from time to time declare dividends in any currency to be paid to the Members.

136. Dividends may be declared and paid out of the profits of the Company, realised or unrealised, or from any reserve set aside from profits which the Directors determine is no longer needed. The Board may also declare and pay dividends out of share premium account or any other fund or account which can be authorised for this purpose in accordance with the Act.

137. Except in so far as the rights attaching to, or the terms of issue of, any share otherwise provide:

(a)	all dividends shall be declared and paid according to the amounts paid up on the shares in respect of which the dividend is paid, but no amount paid up on a share in advance of calls shall be treated for the purposes of this Article as paid up on the share; and

(b)	all dividends shall be apportioned and paid pro rata according to the amounts paid up on the shares during any portion or portions of the period in respect of which the dividend is paid.

138. The Board may from time to time pay to the Members such interim dividends as appear to the Board to be justified by the profits of the Company and in particular (but without prejudice to the generality of the foregoing) if at any time the share capital of the Company is divided into different classes, the Board may pay such interim dividends in respect of those shares in the capital of the Company which confer on the holders thereof deferred or non-preferential rights as well as in respect of those shares which confer on the holders thereof preferential rights with regard to dividend and may also pay any fixed dividend which is payable on any shares of the Company half yearly or on any other dates, whenever such profits, in the opinion of the Board, justifies such payment; provided that the Board acts bona fide the Board shall not incur any responsibility to the holders of shares conferring any preference for any damage that they may suffer by reason of the payment of an interim dividend on any shares having deferred or non-preferential rights.

139. The Board may deduct from any dividend or other moneys payable to a Member by the Company on or in respect of any shares all sums of money (if any) presently payable by him to the Company on account of calls or otherwise.

140. No dividend or other moneys payable by the Company on or in respect of any share shall bear interest against the Company.

141. Any dividend, interest or other sum payable in cash to the holder of shares may be paid by cheque or warrant sent through the post addressed to the holder at his registered address or, in the case of joint holders, addressed to the holder whose name stands first in the Register in respect of the shares at his address as appearing in the Register or addressed to such person and at such address as the holder or joint holders may in writing direct. Every such cheque or warrant shall, unless the holder or joint holders otherwise direct, be made payable to the order of the holder or, in the case of joint holders, to the order of the holder whose name stands first on the Register in respect of such shares, and shall be sent at his or their risk and payment of the cheque or warrant by the bank on which it is drawn shall constitute a good discharge to the Company notwithstanding that it may subsequently appear that the same has been stolen or that any endorsement thereon has been forged. Any one of two or more joint holders may give effectual receipts for any dividends or other moneys payable or property distributable in respect of the shares held by such joint holders.

142. All dividends or bonuses unclaimed for one (1) year after having been declared may be invested or otherwise made use of by the Board for the benefit of the Company until claimed.  Any dividend or bonuses unclaimed after a period of six (6) years from the date of declaration shall be forfeited and shall revert to the Company.  The payment by the Board of any unclaimed dividend or other sums payable on or in respect of a share into a separate account shall not constitute the Company a trustee in respect thereof.

143. Whenever the Board has resolved that a dividend be paid or declared, the Board may further resolve that such dividend be satisfied wholly or in part by the distribution of specific assets of any kind and in particular of paid up shares, debentures or warrants to subscribe securities of the Company or any other company, or in any one or more of such ways, and where any difficulty arises in regard to the distribution the Board may settle the same as it thinks expedient, and in particular may issue certificates in respect of fractions of shares, disregard fractional entitlements or round the same up or down, and may fix the value for distribution of such specific assets, or any part thereof, and may determine that cash payments shall be made to any Members upon the basis of the value so fixed in order to adjust the rights of all parties, and may vest any such specific assets in trustees as may seem expedient to the Board and may appoint any person to sign any requisite instruments of transfer and other documents on behalf of the persons entitled to the dividend, and such appointment shall be effective and binding on the Members. The Board may resolve that no such assets shall be made available to Members with registered addresses in any particular territory or territories where, in the absence of a registration statement or other special formalities, such distribution of assets would or might, in the opinion of the Board, be unlawful or impracticable and in such event the only entitlement of the Members aforesaid shall be to receive cash payments as aforesaid. Members affected as a result of the foregoing sentence shall not be or be deemed to be a separate class of Members for any purpose whatsoever.

144.      (1) Whenever the Board has resolved that a dividend be paid or declared on any class of the share capital of the Company, the Board may further resolve either:

(a)	that such dividend be satisfied wholly or in part in the form of an allotment of shares credited as fully paid up, provided that the Members entitled thereto will be entitled to elect to receive such dividend (or part thereof if the Board so determines) in cash in lieu of such allotment. In such case, the following provisions shall apply:

(i)	the basis of any such allotment shall be determined by the Board;

(ii)	the Board, after determining the basis of allotment, shall give not less than ten (10) days’ Notice to the holders of the relevant shares of the right of election accorded to them and shall send with such notice forms of election and specify the procedure to be followed and the place at which and the latest date and time by which duly completed forms of election must be lodged in order to be effective;

(iii)	the right of election may be exercised in respect of the whole or part of that portion of the dividend in respect of which the right of election has been accorded; and

(iv)	the dividend (or that part of the dividend to be satisfied by the allotment of shares as aforesaid) shall not be payable in cash on shares in respect whereof the cash election has not been duly exercised (“the non-elected shares”) and in satisfaction thereof shares of the relevant class shall be allotted credited as fully paid up to the holders of the non-elected shares on the basis of allotment determined as aforesaid and for such purpose the Board shall capitalise and apply out of any part of the undivided profits of the Company (including profits carried and standing to the credit of any reserves or other special account, share premium account, capital redemption reserve other than the Subscription Rights Reserve) as the Board may determine, such sum as may be required to pay up in full the appropriate number of shares of the relevant class for allotment and distribution to and amongst the holders of the non-elected shares on such basis; or

(b)	that the Members entitled to such dividend shall be entitled to elect to receive an allotment of shares credited as fully paid up in lieu of the whole or such part of the dividend as the Board may think fit. In such case, the following provisions shall apply:

(i)	the basis of any such allotment shall be determined by the Board;

(ii)	the Board, after determining the basis of allotment, shall give not less than ten (10) days’ Notice to the holders of the relevant shares of the right of election accorded to them and shall send with such notice forms of election and specify the procedure to be followed and the place at which and the latest date and time by which duly completed forms of election must be lodged in order to be effective;

(iii)	the right of election may be exercised in respect of the whole or part of that portion of the dividend in respect of which the right of election has been accorded; and

(iv)	the dividend (or that part of the dividend in respect of which a right of election has been accorded) shall not be payable in cash on shares in respect whereof the share election has been duly exercised (“the elected shares”) and in lieu thereof shares of the relevant class shall be allotted credited as fully paid up to the holders of the elected shares on the basis of allotment determined as aforesaid and for such purpose the Board shall capitalise and apply out of any part of the undivided profits of the Company (including profits carried and standing to the credit of any reserves or other special account, share premium account, capital redemption reserve other than the Subscription Rights Reserve) as the Board may determine, such sum as may be required to pay up in full the appropriate number of shares of the relevant class for allotment and distribution to and amongst the holders of the elected shares on such basis.

(2)	(a)	The shares allotted pursuant to the provisions of paragraph (1) of this Article 144 shall rank pari passu in all respects with shares of the same class (if any) then in issue save only as regards participation in the relevant dividend or in any other distributions, bonuses or rights paid, made, declared or announced prior to or contemporaneously with the payment or declaration of the relevant dividend unless, contemporaneously with the announcement by the Board of their proposal to apply the provisions of sub-paragraph (a) or (b) of paragraph (1) of this Article 144 in relation to the relevant dividend or contemporaneously with their announcement of the distribution, bonus or rights in question, the Board shall specify that the shares to be allotted pursuant to the provisions of paragraph (1) of this Article shall rank for participation in such distribution, bonus or rights.

(b)	The Board may do all acts and things considered necessary or expedient to give effect to any capitalisation pursuant to the provisions of paragraph (1) of this Article 144, with full power to the Board to make such provisions as it thinks fit in the case of shares becoming distributable in fractions (including provisions whereby, in whole or in part, fractional entitlements are aggregated and sold and the net proceeds distributed to those entitled, or are disregarded or rounded up or down or whereby the benefit of fractional entitlements accrues to the Company rather than to the Members concerned). The Board may authorise any person to enter into on behalf of all Members interested, an agreement with the Company providing for such capitalisation and matters incidental thereto and any agreement made pursuant to such authority shall be effective and binding on all concerned.

(3) The Board may determine and resolve in respect of any one particular dividend of the Company that notwithstanding the provisions of paragraph (1) of this Article 144 a dividend may be satisfied wholly in the form of an allotment of shares credited as fully paid up without offering any right to shareholders to elect to receive such dividend in cash in lieu of such allotment.

(4) The Board may on any occasion determine that rights of election and the allotment of shares under paragraph (1) of this Article 144 shall not be made available or made to any shareholders with registered addresses in any territory where, in the absence of a registration statement or other special formalities, the circulation of an offer of such rights of election or the allotment of shares would or might, in the opinion of the Board, be unlawful or impracticable, and in such event the provisions aforesaid shall be read and construed subject to such determination. Members affected as a result of the foregoing sentence shall not be or be deemed to be a separate class of Members for any purpose whatsoever.

(5) Any resolution declaring a dividend on shares of any class by the Board, may specify that the same shall be payable or distributable to the persons registered as the holders of such shares at the close of business on a particular date, notwithstanding that it may be a date prior to that on which the resolution is passed, and thereupon the dividend shall be payable or distributable to them in accordance with their respective holdings so registered, but without prejudice to the rights inter se in respect of such dividend of transferors and transferees of any such shares. The provisions of this Article shall mutatis mutandis apply to bonuses, capitalisation issues, distributions of realised capital profits or offers or grants made by the Company to the Members.

RESERVES

145.       (1) The Board shall establish an account to be called the share premium account and shall carry to the credit of such account from time to time a sum equal to the amount or value of the premium paid on the issue of any share in the Company. Unless otherwise provided by the provisions of these Articles, the Board may apply the share premium account in any manner permitted by the Act. The Company shall at all times comply with the provisions of the Act in relation to the share premium account.

(2) Before recommending any dividend, the Board may set aside out of the profits of the Company such sums as it determines as reserves which shall, at the discretion of the Board, be applicable for any purpose to which the profits of the Company may be properly applied and pending such application may, also at such discretion, either be employed in the business of the Company or be invested in such investments as the Board may from time to time think fit and so that it shall not be necessary to keep any investments constituting the reserve or reserves separate or distinct from any other investments of the Company. The Board may also without placing the same to reserve carry forward any profits which it may think prudent not to distribute.

CAPITALISATION

146. The Board may, at any time and from time to time, pass a resolution to the effect that it is desirable to capitalise all or any part of any amount for the time being standing to the credit of any reserve or fund (including a share premium account and capital redemption reserve and the profit and loss account) whether or not the same is available for distribution and accordingly that such amount be set free for distribution among the Members or any class of Members who would be entitled thereto if it were distributed by way of dividend and in the same proportions, on the basis that the same is not paid in cash but is applied either in or towards paying up the amounts for the time being unpaid on any shares in the Company held by such Members respectively or in paying up in full unissued shares, debentures or other obligations of the Company, to be allotted and distributed credited as fully paid up among such Members, or partly in one way and partly in the other, and the Board shall give effect to such resolution provided that, for the purposes of this Article 146, a share premium account and any capital redemption reserve or fund representing unrealised profits, may be applied only in paying up in full unissued shares of the Company to be allotted to such Members credited as fully paid.

147. The Board may settle, as it considers appropriate, any difficulty arising in regard to any distribution under the last preceding Article and in particular may issue certificates in respect of fractions of shares or authorise any person to sell and transfer any fractions or may resolve that the distribution should be as nearly as may be practicable in the correct proportion but not exactly so or may ignore fractions altogether, and may determine that cash payments shall be made to any Members in order to adjust the rights of all parties, as may seem expedient to the Board. The Board may appoint any person to sign on behalf of the persons entitled to participate in the distribution any contract necessary or desirable for giving effect thereto and such appointment shall be effective and binding upon the Members.

SUBSCRIPTION RIGHTS RESERVE

148. The following provisions shall have effect to the extent that they are not prohibited by and are in compliance with the Act:

(1) If, so long as any of the rights attached to any warrants issued by the Company to subscribe for shares of the Company shall remain exercisable, the Company does any act or engages in any transaction which, as a result of any adjustments to the subscription price in accordance with the provisions of the conditions of the warrants, would reduce the subscription price to below the par value of a share, then the following provisions shall apply:

(a)	as from the date of such act or transaction the Company shall establish and thereafter (subject as provided in this Article 148) maintain in accordance with the provisions of this Article 148 a reserve (the “Subscription Rights Reserve”) the amount of which shall at no time be less than the sum which for the time being would be required to be capitalised and applied in paying up in full the nominal amount of the additional shares required to be issued and allotted credited as fully paid pursuant to sub-paragraph (c) below on the exercise in full of all the subscription rights outstanding and shall apply the Subscription Rights Reserve in paying up such additional shares in full as and when the same are allotted;

(b)	the Subscription Rights Reserve shall not be used for any purpose other than that specified above unless all other reserves of the Company (other than share premium account) have been extinguished and will then only be used to make good losses of the Company if and so far as is required by law;

(c)	upon the exercise of all or any of the subscription rights represented by any warrant, the relevant subscription rights shall be exercisable in respect of a nominal amount of shares equal to the amount in cash which the holder of such warrant is required to pay on exercise of the subscription rights represented thereby (or, as the case may be the relevant portion thereof in the event of a partial exercise of the subscription rights) and, in addition, there shall be allotted in respect of such subscription rights to the exercising warrantholder, credited as fully paid, such additional nominal amount of shares as is equal to the difference between:

(i)	the said amount in cash which the holder of such warrant is required to pay on exercise of the subscription rights represented thereby (or, as the case may be, the relevant portion thereof in the event of a partial exercise of the subscription rights); and

(ii)	the nominal amount of shares in respect of which such subscription rights would have been exercisable having regard to the provisions of the conditions of the warrants, had it been possible for such subscription rights to represent the right to subscribe for shares at less than par and immediately upon such exercise so much of the sum standing to the credit of the Subscription Rights Reserve as is required to pay up in full such additional nominal amount of shares shall be capitalised and applied in paying up in full such additional nominal amount of shares which shall forthwith be allotted credited as fully paid to the exercising warrantholders; and

(d)	if, upon the exercise of the subscription rights represented by any warrant, the amount standing to the credit of the Subscription Rights Reserve is not sufficient to pay up in full such additional nominal amount of shares equal to such difference as aforesaid to which the exercising warrantholder is entitled, the Board shall apply any profits or reserves then or thereafter becoming available (including, to the extent permitted by law, share premium account) for such purpose until such additional nominal amount of shares is paid up and allotted as aforesaid and until then no dividend or other distribution shall be paid or made on the fully paid shares of the Company then in issue. Pending such payment and allotment, the exercising warrantholder shall be issued by the Company with a certificate evidencing his right to the allotment of such additional nominal amount of shares. The rights represented by any such certificate shall be in registered form and shall be transferable in whole or in part in units of one share in the like manner as the shares for the time being are transferable, and the Company shall make such arrangements in relation to the maintenance of a register therefor and other matters in relation thereto as the Board may think fit and adequate particulars thereof shall be made known to each relevant exercising warrantholder upon the issue of such certificate.

(2) Shares allotted pursuant to the provisions of this Article shall rank pari passu in all respects with the other shares allotted on the relevant exercise of the subscription rights represented by the warrant concerned. Notwithstanding anything contained in paragraph (1) of this Article, no fraction of any share shall be allotted on exercise of the subscription rights.

(3) The provision of this Article as to the establishment and maintenance of the Subscription Rights Reserve shall not be altered or added to in any way which would vary or abrogate, or which would have the effect of varying or abrogating the provisions for the benefit of any warrantholder or class of warrantholders under this Article without the sanction of a special resolution of such warrantholders or class of warrantholders.

(4) A certificate or report by the auditors for the time being of the Company as to whether or not the Subscription Rights Reserve is required to be established and maintained and if so the amount thereof so required to be established and maintained, as to the purposes for which the Subscription Rights Reserve has been used, as to the extent to which it has been used to make good losses of the Company, as to the additional nominal amount of shares required to be allotted to exercising warrantholders credited as fully paid, and as to any other matter concerning the Subscription Rights Reserve shall (in the absence of manifest error) be conclusive and binding upon the Company and all warrantholders and shareholders.

ACCOUNTING RECORDS

149. The Board shall cause true accounts to be kept of the sums of money received and expended by the Company, and the matters in respect of which such receipt and expenditure take place, and of the property, assets, credits and liabilities of the Company and of all other matters required by the Act or necessary to give a true and fair view of the Company’s affairs and to explain its transactions.

150. The accounting records shall be kept at the Office or, at such other place or places as the Board decides and shall always be open to inspection by the Directors. No Member (other than a Director) shall have any right of inspecting any accounting record or book or document of the Company except as conferred by law or authorised by the Board or the Company in general meeting.

151.        (1) Subject to Article 152, a printed copy of the Directors’ report, accompanied by the balance sheet and profit and loss account, including every document required by law to be annexed thereto, made up to the end of the applicable financial year and containing a summary of the assets and liabilities of the Company under convenient heads and a statement of income and expenditure, together with a copy of the Auditors’ report, shall be sent to each person entitled thereto in any manner set out in Article 160 every year. The Directors shall have the discretion to lay these documents before the Company at any annual general meeting held in accordance with Article 57 in which case, the documents shall be sent to each person entitled thereto at least ten (10) days before the date of the general meeting. This Article shall not require a copy of those documents to be sent to any person whose address the Company is not aware or to more than one of the joint holders of any shares or debentures.

152. Subject to due compliance with all applicable Statutes, rules and regulations, including, without limitation, the rules and regulations of the Designated Stock Exchange, and to obtaining all necessary consents, if any, required thereunder, the requirements of Article 151 shall be deemed satisfied in relation to any person by sending to the person in any manner not prohibited by the Statutes, a summarised financial statements derived from the Company’s annual accounts and the directors’ report which shall be in the form and containing the information required by applicable laws and regulations, provided that any person who is otherwise entitled to the annual financial statements of the Company and the directors’ report thereon may, if he so requires by notice in writing served on the Company, demand that the Company sends to him, in addition to a summarised financial statements, a complete printed copy of the Company’s annual financial statements and the directors’ report thereon.

153. The requirement to send to a person referred to in Article 151 the documents referred to in that article or a summary financial report in accordance with Article 152 shall be deemed satisfied where, in accordance with all applicable Statutes, rules and regulations, including, without limitation, the rules and regulations of the Designated Stock Exchange, the Company publishes copies of the documents referred to in Article 151 and, if applicable, a summary financial report complying with Article 152, on the website of the Company, the SEC or the Designated Stock Exchange or in any other permitted manner (including by sending any form of electronic communication).

AUDIT

154. Subject to applicable law and rules of the Designated Stock Exchange:

(1) The Audit Committee or, in the absence of such an Audit Committee, the Board may appoint an auditor to audit the accounts of the Company and such auditor shall hold office until removed from office by the Audit Committee or, in the absence of such an Audit Committee, the Board. Such auditor may be a Member but no Director or officer or employee of the Company shall, during his continuance in office, be eligible to act as an auditor of the Company.

(2) The Audit Committee or, in the absence of such an Audit Committee, the Board may remove the Auditor at any time before the expiration of his term of office and may by resolution appoint another Auditor in his stead.

155. Subject to the Act the accounts of the Company shall be audited at least once in every year.

156. The remuneration of the Auditor shall be determined by the Audit Committee or, in the absence of such an Audit Committee, by the Board.

157. If the office of auditor becomes vacant by the resignation or death of the Auditor, or by his becoming incapable of acting by reason of illness or other disability at a time when his services are required, the Directors shall fill the vacancy and determine the remuneration of such Auditor.

158. The Auditor shall at all reasonable times have access to all books kept by the Company and to all accounts and vouchers relating thereto; and he may call on the Directors or officers of the Company for any information in their possession relating to the books or affairs of the Company.

159. The statement of income and expenditure and the balance sheet provided for by these Articles shall be examined by the Auditor and compared by him with the books, accounts and vouchers relating thereto; and he shall make a written report thereon stating whether such statement and balance sheet are drawn up so as to present fairly the financial position of the Company and the results of its operations for the period under review and, in case information shall have been called for from Directors or officers of the Company, whether the same has been furnished and has been satisfactory. The financial statements of the Company shall be audited by the Auditor in accordance with generally accepted auditing standards. The Auditor shall make a written report thereon in accordance with generally accepted auditing standards and the report of the Auditor shall be submitted to the Audit Committee. The generally accepted auditing standards referred to herein may be those of a country or jurisdiction other than the Cayman Islands. If so, the financial statements and the report of the Auditor should disclose this fact and name such country or jurisdiction.

NOTICES

160. Any Notice or document, whether or not, to be given or issued under these Articles from the Company shall be in writing or by cable, telex or facsimile transmission message or other form of electronic transmission or electronic communication and any such Notice and document may be served or delivered by the Company on or to any Member either personally or by sending it through the post in a prepaid envelope addressed to such Member at his registered address as appearing in the Register or at any other address supplied by him to the Company for the purpose or, as the case may be, by transmitting it to any such address or transmitting it to any telex or facsimile transmission number or electronic number or electronic address or website supplied by him to the Company for the giving of Notice or document to him or which the person transmitting the Notice or document reasonably and bona fide believes at the relevant time will result in the Notice or document being duly received by the Member or may also be served by advertisement in appropriate newspapers in accordance with the requirements of the Designated Stock Exchange or, to the extent permitted by the applicable laws, by placing it on the website of the Company, the SEC or the Designated Stock Exchange. In the case of joint holders of a share all Notices shall be given to that one of the joint holders whose name stands first in the Register and Notice so given shall be deemed a sufficient service on or delivery to all the joint holders.

161. Any Notice or other document:

(a)	if served or delivered by post, shall where appropriate be sent by airmail and shall be deemed to have been served or delivered on the day following that on which the envelope containing the same, properly prepaid and addressed, is put into the post; in proving such service or delivery it shall be sufficient to prove that the envelope or wrapper containing the notice or document was properly addressed and put into the post and a certificate in writing signed by the Secretary or other officer of the Company or other person appointed by the Board that the envelope or wrapper containing the Notice or other document was so addressed and put into the post shall be conclusive evidence thereof;

(b)	if sent by electronic communication, shall be deemed to be given on the day on which it is transmitted from the server of the Company or its agent. A Notice placed on the website of the Company, the SEC or the Designated Stock Exchange is deemed given by the Company to a Member on the day on which it is placed on the website of the Company, the SEC or the Designated Stock Exchange;

(c)	if served or delivered in any other manner contemplated by these Articles, shall be deemed to have been served or delivered at the time of personal service or delivery or, as the case may be, at the time of the relevant despatch or transmission or publication; and in proving such service or delivery a certificate in writing signed by the Secretary or other officer of the Company or other person appointed by the Board as to the act and time of such service, delivery, despatch or transmission or publication shall be conclusive evidence thereof; and

(d)	may be given to a Member in the English language or such other language as may be approved by the Directors, subject to due compliance with all applicable Statutes, rules and regulations.

162.    (1) Any Notice or other document delivered or sent by post to or left at the registered address of any Member in pursuance of these Articles shall, notwithstanding that such Member is then dead or bankrupt or that any other event has occurred, and whether or not the Company has notice of the death or bankruptcy or other event, be deemed to have been duly served or delivered in respect of any share registered in the name of such Member as sole or joint holder unless his name shall, at the time of the service or delivery of the Notice or document, have been removed from the Register as the holder of the share, and such service or delivery shall for all purposes be deemed a sufficient service or delivery of such Notice or document on all persons interested (whether jointly with or as claiming through or under him) in the share.

(2) A Notice may be given by the Company to the person entitled to a share in consequence of the death, mental disorder or bankruptcy of a Member by sending it in any manner permitted by these Articles addressed to him by name, or by the title of representative of the deceased, or trustee of the bankrupt, or by any like description, at the address, if any, supplied for the purpose by the person claiming to be so entitled, or (until such an address has been so supplied) by giving the notice in any manner in which the same might have been given if the death, mental disorder or bankruptcy had not occurred.

(3) Any person who by operation of law, transfer or other means whatsoever shall become entitled to any share shall be bound by every Notice in respect of such share which prior to his name and address being entered on the Register shall have been duly given to the person from whom he derives his title to such share.

(4) Every Member or a person who is entitled to receive notice from the Company under the provisions of the Statutes or these Articles may register with the Company an electronic address to which notices can be served upon him.

SIGNATURES

163. For the purposes of these Articles, a facsimile or electronic transmission message purporting to come from a holder of shares or, as the case may be, a Director or alternate Director or, in the case of a corporation which is a holder of shares from a director or the secretary thereof or a duly appointed attorney or duly authorised representative thereof for it and on its behalf, shall in the absence of express evidence to the contrary available to the person relying thereon at the relevant time be deemed to be a document or instrument in writing signed by such holder or Director in the terms in which it is received. The signature to any notice or document to be given by the Company may be written, printed or made electronically.

WINDING UP

164.       (1) Subject to Article 164(2), the Board shall have power in the name and on behalf of the Company to present a petition to the court for the Company to be wound up.

(2) Unless otherwise provided by the Act, a resolution that the Company be wound up by the court or be wound up voluntarily shall be a special resolution.

165.       (1) Subject to any special rights, privileges or restrictions as to the distribution of available surplus assets on liquidation for the time being attached to any class or classes of shares (i) if the Company shall be wound up and the assets available for distribution amongst the Members shall be more than sufficient to repay the whole of the capital paid up at the commencement of the winding up, the excess shall be distributed pari passu amongst such Members in proportion to the amount paid up on the shares held by them respectively and (ii) if the Company shall be wound up and the assets available for distribution amongst the Members as such shall be insufficient to repay the whole of the paid-up capital such assets shall be distributed so that, as nearly as may be, the losses shall be borne by the Members in proportion to the capital paid up, or which ought to have been paid up, at the commencement of the winding up on the shares held by them respectively.

(2) If the Company shall be wound up (whether the liquidation is voluntary or by the court) the liquidator may, with the authority of a special resolution and any other sanction required by the Act, divide among the Members in specie or kind the whole or any part of the assets of the Company and whether or not the assets shall consist of properties of one kind or shall consist of properties to be divided as aforesaid of different kinds, and may for such purpose set such value as he deems fair upon any one or more class or classes of property and may determine how such division shall be carried out as between the Members or different classes of Members. The liquidator may, with the like authority, vest any part of the assets in trustees upon such trusts for the benefit of the Members as the liquidator with the like authority shall think fit, and the liquidation of the Company may be closed and the Company dissolved, but so that no contributory shall be compelled to accept any shares or other property in respect of which there is a liability.

INDEMNITY

166.       (1) The Directors, Secretary and other officers and the liquidator or trustees (if any) for the time being acting in relation to any of the affairs of the Company and every one of them, and every one of their heirs, executors and administrators, shall be indemnified and secured harmless out of the assets and profits of the Company from and against all actions, costs, charges, losses, damages and expenses which they or any of them, their or any of their heirs, executors or administrators, shall or may incur or sustain by or by reason of any act done, concurred in or omitted in or about the execution of their duty, or supposed duty, in their respective offices or trusts; and none of them shall be answerable for the acts, receipts, neglects or defaults of the other or others of them or for joining in any receipts for the sake of conformity, or for any bankers or other persons with whom any moneys or effects belonging to the Company shall or may be lodged or deposited for safe custody, or for insufficiency or deficiency of any security upon which any moneys of or belonging to the Company shall be placed out on or invested, or for any other loss, misfortune or damage which may happen in the execution of their respective offices or trusts, or in relation thereto; PROVIDED THAT this indemnity shall not extend to any matter in respect of any fraud or dishonesty which may attach to any of said persons.

(2) Each Member agrees to waive any claim or right of action he might have, whether individually or by or in the right of the Company, against any Director on account of any action taken by such Director, or the failure of such Director to take any action in the performance of his duties with or for the Company; PROVIDED THAT such waiver shall not extend to any matter in respect of any fraud, willful default or dishonesty which may attach to such Director.

FINANCIAL YEAR END

167. Unless otherwise determined by the Board, the financial year end of the Company shall be 31st of December in each year.

AMENDMENT TO MEMORANDUM AND ARTICLES OF ASSOCIATION

AND NAME OF COMPANY

168. No Article shall be rescinded, altered or amended and no new Article shall be made until the same has been approved by a special resolution of the Members. A special resolution shall be required to alter the provisions of the Memorandum of Association or to change the name of the Company.

INFORMATION

169. No Member shall be entitled to require discovery of or any information respecting any detail of the Company’s trading or any matter which is or may be in the nature of a trade secret or secret process which may relate to the conduct of the business of the Company and which in the opinion of the Directors it will be inexpedient in the interests of the Members to communicate to the public.

Appendix B

GUARDFORCE AI CO., LIMITED

AMENDMENT NO.2 TO 2022 EQUITY INCENTIVE PLAN

1. Purpose; Eligibility.

1.1. General Purpose. The name of this plan is Amendment No.2 to Guardforce AI Co., Limited 2022 Equity Incentive Plan (the “Plan”). The purposes of the Plan are to (a) promote the long-term growth and profitability of Guardforce AI Co., Limited, an exempted company incorporated under the laws of the Cayman Islands (the “Company”), and any Affiliate to attract and retain the types of Employees, Consultants and Directors who will contribute to the Company’s long-term success; (b) provide incentives that align the interests of Employees, Consultants and Directors with those of the shareholders of the Company; and (c) promote the success of the Company’s business.

1.2. Eligible Award Recipients. The persons eligible to receive Awards are the Employees, Consultants and Directors of the Company and its Affiliates and such other individuals designated by the Committee who are reasonably expected to become Employees, Consultants and Directors after the receipt of Awards.

1.3. Available Awards. Awards that may be granted under the Plan include: (a) Incentive Share Options, (b) Non-qualified Share Options, (c) Share Appreciation Rights, (d) Restricted Awards, (e) Performance Share Awards, (f) Performance Compensation Awards, and other share-based Awards as the Committee may determine.

2. Definitions.

“Affiliate” means a corporation or other entity that, directly or through one or more intermediaries, controls, is controlled by or is under common control with, the Company, including, without limitation, any corporation that is a “parent corporation” or a “subsidiary corporation” with respect to the Company within the meaning of Section 424(e) or (f) of the Code, and any other non-corporate entity that would be such a subsidiary corporation if such entity were a corporation.

“Applicable Laws” means (i) laws of Cayman Islands as they relate to the Company and its Ordinary Shares, (ii) the legal requirements relating to the Plan and the Awards under applicable provisions of the corporate, securities, tax and other laws, rules, regulations and government orders; and (iii) the rules of any applicable stock exchange, of any jurisdiction applicable to Awards granted to residents therein.

“Award” means any right granted under the Plan, including an Incentive Share Option, a Non-qualified Share Option, a Share Appreciation Right, a Restricted Award, a Performance Share Award or a Performance Compensation Award.

“Award Agreement” means a written agreement, contract, certificate or other instrument or document evidencing the terms and conditions of an individual Award granted under the Plan which may, in the discretion of the Company, be transmitted electronically to any Participant. Each Award Agreement shall be subject to the terms and conditions of the Plan.

“Beneficial Owner” has the meaning assigned to such term in Rule 13d-3 and Rule 13d-5 under the Exchange Act, except that in calculating the beneficial ownership of any particular “person” (as that term is used in Section 13(d)(3) of the Exchange Act), such “person” shall be deemed to have beneficial ownership of all securities that such “person” has the right to acquire by conversion or exercise of other securities, whether such right is currently exercisable or is exercisable only after the passage of time. The terms “Beneficially Owns” and “Beneficially Owned” have a corresponding meaning.

“Board” means the Board of Directors of the Company, as constituted at any time.

“Cause” means:

With respect to any Employee or Consultant: (a) if the Employee or Consultant is a party to an employment or service agreement with the Company or its Affiliates and such agreement provides for a definition of Cause, the definition contained therein; or (b) if no such agreement exists, or if such agreement does not define Cause: (i) the commission of, or plea of guilty or no contest to, a felony or a crime involving moral turpitude or the commission of any other act involving willful malfeasance or material fiduciary breach with respect to the Company or an Affiliate; (ii) conduct that results in or is reasonably likely to result in harm to the reputation or business of the Company or any of its Affiliates; (iii) gross negligence or willful misconduct with respect to the Company or an Affiliate; or (iv) material violation of state or federal securities laws.

With respect to any Director, a determination by a majority of the disinterested Board members that the Director has engaged in any of the following: (a) malfeasance in office; (b) gross misconduct or neglect; (c) false or fraudulent misrepresentation inducing the director’s appointment; (d) willful conversion of corporate funds; or (e) repeated failure to participate in Board meetings on a regular basis despite having received proper notice of the meetings in advance.

The Committee, in its absolute discretion, shall determine the effect of all matters and questions relating to whether a Participant has been discharged for Cause.

“Change in Control” means (a) the direct or indirect sale, transfer, conveyance or other disposition (other than by way of merger or consolidation), in one or a series of related transactions, of all or substantially all of the properties or assets of the Company and its subsidiaries, taken as a whole, to any Person that is not a subsidiary of the Company; (b) the Incumbent Directors cease for any reason to constitute at least a majority of the Board; (c) the date which is 10 business days prior to the consummation of a complete liquidation or dissolution of the Company; (d) the acquisition by any person of beneficial ownership of more than 50% (on a fully diluted basis) of the combined voting power of the then outstanding voting securities of the Company entitled to vote generally in the election of directors, taking into account as outstanding for this purpose Ordinary Shares issuable upon the exercise of options or warrants, the conversion of convertible share or debt, and the exercise of any similar right to acquire Ordinary Shares (the “Outstanding Company Voting Securities”); provided, however, that for purposes of this Plan, the following acquisitions shall not constitute a Change in Control: (A) any acquisition by the Company or any Affiliate, (B) any acquisition by any employee benefit plan sponsored or maintained by the Company or any subsidiary, (C) any acquisition which complies with clauses, (i), (ii) and (iii) of subsection (e) of this definition, (D) in respect of an Award held by a particular Participant, any acquisition by the Participant or any group of persons including the Participant (or any entity controlled by the Participant or any group of persons including the Participant) or (E) the Redesignation, the issuance of Class B Ordinary Shares pursuant to the Redesignation, any conversion of Class B Ordinary Shares into Class A Ordinary Shares, or any change in relative voting power of any person resulting solely from the different voting rights attached to the Class A Ordinary Shares and the Class B Ordinary Shares; or (e) the consummation of a reorganization, merger, consolidation, statutory share exchange or similar form of corporate transaction involving the Company that requires the approval of the Company’s shareholders, whether for such transaction or the issuance of securities in the transaction (a “Business Combination”), unless immediately following such Business Combination: (i) more than 50% of the total voting power of (A) the entity resulting from such Business Combination (the “Surviving Company”), or (B) if applicable, the ultimate parent entity that directly or indirectly has beneficial ownership of sufficient voting securities eligible to elect a majority of the members of the board of directors (or the analogous governing body) of the Surviving Company (the “Parent Company”), is represented by the Outstanding Company Voting Securities that were outstanding immediately prior to such Business Combination (or, if applicable, is represented by shares into which the Outstanding Company.

“Class A Ordinary Shares” means the Class A ordinary shares of a nominal or par value of US$0.001 each in the capital of the Company, carrying one (1) vote per share, created pursuant to the Redesignation and having the rights set out in the New M&A.

“Class B Ordinary Shares” means the Class B ordinary shares of a nominal or par value of US$0.001 each in the capital of the Company, carrying twenty (20) votes per share, created pursuant to the Redesignation and having the rights set out in the New M&A. Voting Securities were converted pursuant to such Business Combination), and such voting power among the holders thereof is in substantially the same proportion as the voting power of the Outstanding Company Voting Securities among the holders thereof immediately prior to the Business Combination; (ii) no Person (other than any employee benefit plan sponsored or maintained by the Surviving Company or the Parent Company) is or becomes the Beneficial Owner, directly or indirectly, of 50% or more of the total voting power of the outstanding voting securities eligible to elect members of the board of directors of the Parent Company (or the analogous governing body) (or, if there is no Parent Company, the Surviving Company); and (iii) at least a majority of the members of the board of directors (or the analogous governing body) of the Parent Company (or, if there is no Parent Company, the Surviving Company) following the consummation of the Business Combination were Board members at the time of the Board’s approval of the execution of the initial agreement providing for such Business Combination. The foregoing notwithstanding, if the Award constitutes non-qualified deferred compensation under Section 409A of the Code, in no event shall a Change in Control be deemed to have occurred unless such change shall satisfy the definition of a change in control under Section 409A of the Code.

“Code” means the Internal Revenue Code of 1986, as amended, and any successor thereto. References in this Plan to any section of the Code shall be deemed to include any regulations or other interpretative guidance under such section, and any amendments or successor provisions to such section, regulations or guidance.

“Committee” means the compensation committee of the Board, or if no such committee has been established, the full Board, or a committee of one or more members appointed to administer the Plan in accordance with Section 3.3 and Section 3.4.

“Consultant” means any individual who is engaged by the Company or any Affiliate to render consulting or advisory services.

“Continuous Service” means that the Participant’s service with the Company or an Affiliate, whether as an Employee, Consultant or Director, is not interrupted or terminated. The Participant’s Continuous Service shall not be deemed to have terminated merely because of a change in the capacity in which the Participant renders service to the Company or an Affiliate as an Employee, Consultant or Director or a change in the entity for which the Participant renders such service, provided that there is no interruption or termination of the Participant’s Continuous Service; provided further that if any Award is subject to Section 409A of the Code, this sentence shall only be given effect to the extent consistent with Section 409A of the Code. For example, a change in status from an Employee of the Company to a Director of an Affiliate will not constitute an interruption of Continuous Service unless otherwise required by Section 409A of the Code. The Committee or its delegate, in its sole discretion, may determine whether Continuous Service shall be considered interrupted in the case of any leave of absence approved by that party, including sick leave, military leave or any other personal or family leave of absence.

“Director” means a member of the Board.

“Disability” means that the Participant is unable to engage in any substantial gainful activity by reason of any medically determinable physical or mental impairment; provided, however, for purposes of determining the term of an Incentive Share Option pursuant to Section 6.10 hereof, the term Disability shall have the meaning ascribed to it under Section 22(e)(3) of the Code. The determination of whether an individual has a Disability shall be determined under procedures established by the Committee. Except in situations where the Committee is determining Disability for purposes of the term of an Incentive Share Option pursuant to Section 6.10 hereof within the meaning of Section 22(e)(3) of the Code, the Committee may rely on any determination that a Participant is disabled for purposes of benefits under any long-term disability plan maintained by the Company or any Affiliate in which a Participant participates. The foregoing notwithstanding, if the Award is subject to Section 409A of the Code, in no event shall a Disability be deemed to have occurred unless such disability satisfies the requirements of Section 409A of the Code.

“Effective Date” shall mean the date when the Plan has been approved by the shareholders of the Company.

“Employee” means any person, including an Officer or Director, employed by the Company or an Affiliate; provided, that, for purposes of determining eligibility to receive Incentive Share Options, an Employee shall mean an employee of the Company or a parent or subsidiary corporation within the meaning of Section 424 of the Code. Mere service as a Director or payment of a director’s fee by the Company or an Affiliate shall not be sufficient to constitute “employment” by the Company or an Affiliate.

“Exchange Act” means the Securities Exchange Act of 1934, as amended.

“Fair Market Value” means, as of any date, the value of the Ordinary Share as determined below:

(i) If the Ordinary Share is listed on any established stock exchange or a national market system, including without limitation, the Nasdaq Capital Market, its Fair Market Value will be the closing sales price for such share (or the closing bid, if no sales were reported) as quoted on such exchange or system for the last market trading day on or prior to the date of determination, as reported in The Wall Street Journal or such other source as the Committee deems reliable;

(ii) If the Ordinary Share is regularly quoted by a recognized securities dealer but selling prices are not reported, the Fair Market Value of one Ordinary Share will be the mean between the high bid and low asked prices for the Ordinary Share for the last market trading day on or prior to the date of determination, as reported in The Wall Street Journal or such other source as the Committee deems reliable; or

(iii) In the absence of an established market for the Ordinary Share, the Fair Market Value shall be determined in good faith by the Committee and such determination shall be conclusive and binding on all persons; provided that if an Award is subject to Section 409A of the Code, then the Fair Market Value shall be determined in accordance with Section 409A of the Code.

Notwithstanding the preceding, for federal, state, and local income tax reporting purposes and for such other purposes as the Committee deems appropriate, the Fair Market Value shall be determined by the Committee in accordance with uniform and nondiscriminatory standards adopted by it from time to time.

“Grant Date” means the date on which the Board adopts a resolution, or takes other appropriate action, expressly granting an Award to a Participant that specifies the key terms and conditions of the Award or, if a later date is set forth in such resolution, then such date as is set forth in such resolution.

“Incentive Share Option” means an Option that is designated by the Committee as an Incentive Share Option as described in Section 422 of the Code and otherwise meets the requirements set forth in this Plan.

“Incumbent Directors” means individuals who, on the Effective Date, constitute the Board, provided that any individual becoming a Director subsequent to the Effective Date whose election or nomination for election to the Board was approved by a vote of at least two-thirds of the Incumbent Directors then on the Board (either by a specific vote or by approval of the proxy statement of the Company in which such person is named as a nominee for Director without objection to such nomination) shall be an Incumbent Director. No individual initially elected or nominated as a director of the Company as a result of an actual or threatened election contest with respect to Directors or as a result of any other actual or threatened solicitation of proxies by or on behalf of any person other than the Board shall be an Incumbent Director.

“Non-qualified Share Option” means an Option that by its terms does not qualify or is not intended to qualify as an Incentive Share Option.

“Officer” means a person who is an officer of the Company within the meaning of Section 16 of the Exchange Act and the rules and regulations promulgated thereunder.

“Option” means an Incentive Share Option or a Non-qualified Share Option granted pursuant to the Plan.

“Optionholder” means a person to whom an Option is granted pursuant to the Plan or, if applicable, such other person who holds an outstanding Option.

“Ordinary Share” means (a) prior to the Redesignation Effective Date, the ordinary shares of the Company, par value $0.12 per share, and (b) on and after the Redesignation Effective Date, the Class A Ordinary Shares, in each case as adjusted from time to time in accordance with Section 11 (and any shares or other securities into which such shares may be converted or into which they may be exchanged). For the avoidance of doubt, on and after the Redesignation Effective Date, references in the Plan and in any Award Agreement to Ordinary Shares shall not include Class B Ordinary Shares.

“Option Exercise Price” means the price at which one Ordinary Share may be purchased upon the exercise of an Option.

“Participant” means an eligible person to whom an Award is granted pursuant to the Plan or, if applicable, such other person who holds an outstanding Award.

“Performance Compensation Award” means any Award designated by the Committee as a Performance Compensation Award pursuant to Section 7.4 of the Plan.

“Performance Criteria” means the criterion or criteria that the Committee shall select for purposes of establishing the Performance Goal(s) for a Performance Period with respect to any Performance Compensation Award under the Plan. The Performance Criteria that will be used to establish the Performance Goal(s) shall be based on the attainment of specific levels of performance of the Company (or Affiliate, division, business unit or operational unit of the Company) and may include the following: (a) net earnings or net income (before or after taxes); (b) basic or diluted earnings per share (before or after taxes); (c) net revenue or net revenue growth; (d) gross revenue; (e) gross profit or gross profit growth; (f) net operating profit (before or after taxes); (g) return on assets, capital, invested capital, equity, or sales; (h) cash flow (including, but not limited to, operating cash flow, free cash flow, and cash flow return on capital); (i) earnings before or after taxes, interest, depreciation and/or amortization; (j) gross or operating margins; (k) improvements in capital structure; (l) budget and expense management; (m) productivity ratios; (n) economic value added or other value added measurements; (o) share price (including, but not limited to, growth measures and total shareholder return); (p) expense targets; (q) margins; (r) operating efficiency; (s) working capital targets; (t) enterprise value; (u) safety record; (v) completion of acquisitions or business expansion; (w) achieving research and development goals and milestones; (x) achieving product commercialization goals; and (y) other criteria as may be set by the Committee from time to time.

Any one or more of the Performance Criteria may be used on an absolute or relative basis to measure the performance of the Company and/or an Affiliate as a whole or any division, business unit or operational unit of the Company and/or an Affiliate or any combination thereof, as the Committee may deem appropriate, or as compared to the performance of a group of comparable companies, or published or special index that the Committee, in its sole discretion, deems appropriate, or the Committee may select Performance Criterion (o) above as compared to various stock market indices. The Committee also has the authority to provide for accelerated vesting of any Award based on the achievement of Performance Goals pursuant to the Performance Criteria specified in this paragraph, provided that if the Award is subject to Section 409A of the Code, such accelerated vesting does not violate the rules of Code Section 409A. The Committee shall, within the first 90 days of a Performance Period (or, such longer or shorter time period as the Committee shall determine) define in an objective fashion the manner of calculating the Performance Criteria it selects to use for such Performance Period. In the event that applicable tax and/or securities laws change to permit the Committee discretion to alter the governing Performance Criteria without obtaining shareholder approval of such changes, the Committee shall have sole discretion to make such changes without obtaining shareholder approval.

“Performance Formula” means, for a Performance Period, the one or more objective formulas applied against the relevant Performance Goal to determine, with regard to the Performance Compensation Award of a particular Participant, whether all, some portion but less than all, or none of the Performance Compensation Award has been earned for the Performance Period.

“Performance Goals” means, for a Performance Period, the one or more goals established by the Committee for the Performance Period based upon the Performance Criteria. The Committee is authorized at any time during the first 90 days of a Performance Period (or such longer or shorter time period as the Committee shall determine) or at any time thereafter, in its sole and absolute discretion, to adjust or modify the calculation of a Performance Goal for such Performance Period in order to prevent the dilution or enlargement of the rights of Participants based on the following events: (a) asset write-downs; (b) litigation or claim judgments or settlements; (c) the effect of changes in tax laws, accounting principles, or other laws or regulatory rules affecting reported results; (d) any reorganization and restructuring programs; (e) extraordinary nonrecurring items as described in Accounting Principles Board Opinion No. 30 (or any successor or pronouncement thereto) and/or in management’s discussion and analysis of financial condition and results of operations appearing in the Company’s annual report to shareholders for the applicable year; (f) acquisitions or divestitures; (g) any other specific unusual or nonrecurring events, or objectively determinable category thereof; (h) foreign exchange gains and losses; and (i) a change in the Company’s fiscal year.

“Performance Period” means the one or more periods of time not less than one fiscal quarter in duration, as the Committee may select, over which the attainment of one or more Performance Goals will be measured for the purpose of determining a Participant’s right to and the payment of a Performance Compensation Award.

“Performance Share” means the grant of a right to receive a number of actual Ordinary Shares or share units based upon the performance of the Company during a Performance Period, as determined by the Committee.

“Permitted Transferee” means: (a) a member of the Optionholder’s immediate family (child, stepchild, grandchild, parent, stepparent, grandparent, spouse, former spouse, sibling, niece, nephew, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, including adoptive relationships), any person sharing the Optionholder’s household (other than a tenant or employee), a trust in which these persons have more than 50% of the beneficial interest, a foundation in which these persons (or the Optionholder) control the management of assets, and any other entity in which these persons (or the Optionholder) own more than 50% of the voting interests; (b) third parties designated by the Committee in connection with a program established and approved by the Committee pursuant to which Participants may receive a cash payment or other consideration in consideration for the transfer of a Non-qualified Share Option; and (c) such other transferees as may be permitted by the Committee in its sole discretion.

“Redesignation” means the re-designation and re-classification of the issued and unissued ordinary shares of the Company into Class A Ordinary Shares, Class B Ordinary Shares and preferred shares, and the adoption of the Second Amended and Restated Memorandum of Association and Third Amended and Restated Articles of Association of the Company (the “New M&A”), in each case as approved by the shareholders of the Company by special resolution at the 2026 extraordinary general meeting of members.

“Redesignation Effective Date” means the date on which the Redesignation becomes effective in accordance with the Companies Act (As Revised) of the Cayman Islands and the terms of the special resolution approving it, being the date on which the New M&A is adopted and takes effect.

“Restricted Award” means any Award granted pursuant to Section 7.2(a).

“Rule 16b-3” means Rule 16b-3 promulgated under the Exchange Act or any successor to Rule 16b-3, as in effect from time to time.

“Securities Act” means the Securities Act of 1933, as amended.

“Share Appreciation Right” means the right pursuant to an Award granted under Section 7.1 to receive, upon exercise, an amount payable in cash or shares equal to the number of shares subject to the Share Appreciation Right that is being exercised multiplied by the excess of (a) the Fair Market Value of Ordinary Shares on the date the Award is exercised, over (b) the exercise price specified in the Share Appreciation Right Award Agreement.

“Ten Percent Shareholder” means a person who owns (or is deemed to own pursuant to Section 424(d) of the Code) shares possessing more than 10% of the total combined voting power of all classes of shares of the Company or of any of its Affiliates.

3. Administration.

3.1. Authority of Committee. The Plan shall be administered by the Committee or, in the Board’s sole discretion, by the Board. Subject to the terms of the Plan and the provisions of Section 409A of the Code (if applicable), the Committee’s charter and Applicable Laws, and in addition to other express powers and authorization conferred by the Plan, the Committee (or, failing whom, the Board) shall have the authority:

(a) to construe and interpret the Plan and apply its provisions;

(b) to promulgate, amend, and rescind rules and regulations relating to the administration of the Plan;

(c) to authorize any person to execute, on behalf of the Company, any instrument required to carry out the purposes of the Plan;

(d) to delegate its authority to one or more Officers of the Company with respect to Awards that do not involve “insiders” within the meaning of Section 16 of the Exchange Act;

(e) to determine when Awards are to be granted under the Plan and the applicable Grant Date;

(f) from time to time to select, subject to the limitations set forth in this Plan, those Participants to whom Awards shall be granted;

(g) to determine the number of Ordinary Shares to be made subject to each Award;

(h) to determine whether each Option is to be an Incentive Share Option or a Non-qualified Share Option;

(i) to prescribe the terms and conditions of each Award, including, without limitation, the exercise price and medium of payment and vesting provisions, and to specify the provisions of the Award Agreement relating to such grant;

(j) to determine the target number of Performance Shares to be granted pursuant to a Performance Share Award, the performance measures that will be used to establish the performance goals, the performance period(s) and the number of Performance Shares earned by a Participant;

(k) to designate an Award (including a cash bonus) as a Performance Compensation Award and to select the Performance Criteria that will be used to establish the Performance Goals;

(l) to amend any outstanding Awards, including for the purpose of modifying the time or manner of vesting, or the term of any outstanding Award; provided, however, that if any such amendment impairs a Participant’s rights or increases a Participant’s obligations under his or her Award or creates or increases a Participant’s federal income tax liability with respect to an Award, such amendment shall also be subject to the Participant’s consent;

(m) to determine the duration and purpose of leaves of absences which may be granted to a Participant without constituting termination of their employment for purposes of the Plan, which periods shall be no shorter than the periods generally applicable to Employees under the Company’s employment policies;

(n) to make decisions with respect to outstanding Awards that may become necessary upon a change in corporate control or an event that triggers anti-dilution adjustments;

(o) to interpret, administer, reconcile any inconsistency in, correct any defect in and/or supply any omission in the Plan and any instrument or agreement relating to, or Award granted under, the Plan; and

(p) to exercise discretion to make any and all other determinations which it determines to be necessary or advisable for the administration of the Plan.

The Committee also may modify the purchase price or the exercise price of any outstanding Award, provided that if the modification effects a repricing, shareholder approval shall be required before the repricing is effective.

3.2. Committee Decisions Final. All decisions made by the Committee pursuant to the provisions of the Plan shall be final and binding on the Company and the Participants, unless such decisions are determined by a court having jurisdiction to be arbitrary and capricious.

3.3. Delegation. The Committee may delegate administration of the Plan to a subcommittee or subcommittees of one or more members of the Committee, and the term “Committee” shall apply to any person or persons to whom such authority has been delegated. The Committee shall have the power to delegate to a subcommittee any of the administrative powers the Committee is authorized to exercise (and references in this Plan to the Board or the Committee shall thereafter be to the committee or subcommittee), subject, however, to such resolutions, not inconsistent with the provisions of the Plan, as may be adopted from time to time by the Board. The Board may abolish the Committee at any time and re-vest in the Board the administration of the Plan. The members of the Committee shall be appointed by and serve at the pleasure of the Board. From time to time, the Board may increase or decrease the size of the Committee, add additional members to, remove members (with or without cause) from, appoint new members in substitution therefor, and fill vacancies, however caused, in the Committee. The Committee shall act pursuant to a vote of the majority of its members or, in the case of a Committee comprised of only two members, the unanimous consent of its members, whether present or not, or by the written consent of the majority of its members and minutes shall be kept of all of its meetings and copies thereof shall be provided to the Board. Subject to the limitations prescribed by the Plan and the Board, the Committee may establish and follow such rules and regulations for the conduct of its business as it may determine to be advisable.

3.4. Committee Composition. Except as otherwise determined by the Board, the Committee shall consist solely of two or more Non-Employee Directors. The Board shall have discretion to determine whether or not it intends to comply with the exemption requirements of Rule 16b-3. However, if the Board intends to satisfy such exemption requirements, with respect to Awards to any insider subject to Section 16 of the Exchange Act, the Committee shall be a compensation committee of the Board that at all times consists solely of two or more Non-Employee Directors. Within the scope of such authority, the Board or the Committee may delegate to a committee of one or more members of the Board who are not Non-Employee Directors the authority to grant Awards to eligible persons who are not then subject to Section 16 of the Exchange Act. Nothing herein shall create an inference that an Award is not validly granted under the Plan in the event Awards are granted under the Plan by a compensation committee of the Board that does not at all times consist solely of two or more Non-Employee Directors.

3.5. Indemnification. In addition to such other rights of indemnification as they may have as Directors or members of the Committee, and to the extent allowed by Applicable Laws, the Committee shall be indemnified by the Company against the reasonable expenses, including attorney’s fees, actually incurred in connection with any action, suit or proceeding or in connection with any appeal therein, to which the Committee may be party by reason of any action taken or failure to act under or in connection with the Plan or any Award granted under the Plan, and against all amounts paid by the Committee in settlement thereof (provided, however, that the settlement has been approved by the Company, which approval shall not be unreasonably withheld) or paid by the Committee in satisfaction of a judgment in any such action, suit or proceeding, except in relation to matters as to which it shall be adjudged in such action, suit or proceeding that such Committee did not act in good faith and in a manner which such person reasonably believed to be in the best interests of the Company, or in the case of a criminal proceeding, had no reason to believe that the conduct complained of was unlawful; provided, however, that within 60 days after institution of any such action, suit or proceeding, such Committee shall, in writing, offer the Company the opportunity at its own expense to handle and defend such action, suit or proceeding.

4. Shares Subject to the Plan.

4.1. Subject to adjustment in accordance with Section 11, an aggregate number of Ordinary Shares that may be reserved for the grant of Awards under the Plan as may be determined, in its sole and absolute discretion, by the Committee or the board of directors of the Company, shall not exceed 20% of the issued and outstanding Ordinary Shares at the time of the granting of awards, less the aggregate number of Ordinary Shares then reserved for issuance pursuant to any other share compensation arrangement. On and after the Redesignation Effective Date, the number of issued and outstanding Ordinary Shares for the purposes of this Section 4.1 shall be the number of issued and outstanding Class A Ordinary Shares only, and shall exclude any issued Class B Ordinary Shares. Ordinary Shares granted in connection with all Awards under the Plan shall be counted against this limit as one (1) Ordinary Share for every one (1) Ordinary Share granted in connection with such Award. During the terms of the Awards, the Company shall keep available at all times the number of Ordinary Shares required to satisfy such Awards.

4.2. Ordinary Shares available for distribution under the Plan may consist, in whole or in part, of authorized and unissued shares, treasury shares or shares reacquired by the Company in any manner.

4.3. Any Ordinary Shares subject to an Award that is canceled, forfeited or expires prior to exercise or realization, either in full or in part, shall again become available for issuance under the Plan. Any Ordinary Shares that again become available for future grants pursuant to this Section 4.3 shall be added back as one (1) share. Notwithstanding anything to the contrary contained herein: shares subject to an Award under the Plan shall not again be made available for issuance or delivery under the Plan if such shares are (a) shares tendered in payment of an Option, (b) shares delivered or withheld by the Company to satisfy any tax withholding obligation, or (c) shares covered by a share-settled Share Appreciation Right or other Awards that were not issued upon the settlement of the Award.

5. Eligibility.

5.1. Eligibility for Specific Awards. Incentive Share Options may be granted only to Employees. Awards other than Incentive Share Options may be granted to Employees, Consultants and Directors and those individuals whom the Committee determines are reasonably expected to become Employees, Consultants and Directors following the Grant Date.

5.2. Ten Percent Shareholders. A Ten Percent Shareholder shall not be granted an Incentive Share Option unless the Option Exercise Price is at least 110% of the Fair Market Value of the Ordinary Share at the Grant Date and the Option is not exercisable after the expiration of five years from the Grant Date.

6. Option Provisions. Each Option granted under the Plan shall be evidenced by an Award Agreement. Each Option so granted shall be subject to the conditions set forth in this Section 6, and to such other conditions not inconsistent with the Plan as may be reflected in the applicable Award Agreement. All Options shall be separately designated Incentive Share Options or Non-qualified Share Options at the time of grant, and, if certificates are issued, a separate certificate or certificates will be issued for Ordinary Shares purchased on exercise of each type of Option. Notwithstanding the foregoing, the Company shall have no liability to any Participant or any other person if an Option designated as an Incentive Share Option fails to qualify as such at any time or if an Option is determined to constitute “nonqualified deferred compensation” within the meaning of Section 409A of the Code and the terms of such Option do not satisfy the requirements of Section 409A of the Code. The provisions of separate Options need not be identical, but each Option shall include (through incorporation of provisions hereof by reference in the Option or otherwise) the substance of each of the following provisions:

6.1. Term. Subject to the provisions of Section 5.2 regarding Ten Percent Shareholders, no Incentive Share Option shall be exercisable after the expiration of 10 years from the Grant Date. The term of a Non-qualified Share Option granted under the Plan shall be determined by the Committee; provided, however, no Non-qualified Share Option shall be exercisable after the expiration of 10 years from the Grant Date.

6.2. Exercise Price of An Incentive Share Option. Subject to the provisions of Section 5.2 regarding Ten Percent Shareholders, the Option Exercise Price of each Incentive Share Option shall be not less than 100% of the Fair Market Value of the Ordinary Share subject to the Option on the Grant Date. Notwithstanding the foregoing, an Incentive Share Option may be granted with an Option Exercise Price lower than that set forth in the preceding sentence if such Option is granted pursuant to an assumption or substitution for another option in a manner satisfying the provisions of Section 424(a) of the Code. In no event may the Option Exercise Price of an Incentive Share Option be less than the par value of any Ordinary Share.

6.3. Exercise Price of a Non-qualified Share Option. The Option Exercise Price of each Non-qualified Share Option shall be not less than 100% of the Fair Market Value of the Ordinary Share subject to the Option on the Grant Date. Notwithstanding the foregoing, a Non-qualified Share Option may be granted with an Option Exercise Price lower than that set forth in the preceding sentence if such Option is granted pursuant to an assumption or substitution for another option in a manner satisfying the provisions of Section 409A of the Code. In no event may the Option Exercise Price of a Non-qualified Share Option be less than the par value of any Ordinary Share.

6.4. Consideration. The Option Exercise Price of Ordinary Share acquired pursuant to an Option shall be paid, to the extent permitted by applicable statutes and regulations, either (a) in cash or by certified or bank check at the time the Option is exercised or (b) in the discretion of the Committee, upon such terms as the Committee shall approve, the Option Exercise Price may be paid: (i) by delivery to the Company of other Ordinary Share, duly endorsed for transfer to the Company, with a Fair Market Value on the date of delivery equal to the Option Exercise Price (or portion thereof) due for the number of shares being acquired, or by means of attestation whereby the Participant identifies for delivery specific Ordinary Shares that have an aggregate Fair Market Value on the date of attestation equal to the Option Exercise Price (or portion thereof) and receives a number of Ordinary Shares equal to the difference between the number of shares thereby purchased and the number of identified attestation Ordinary Shares (a “Stock for Stock Exchange”); (ii) a “cashless” exercise program established with a broker; (iii) by reduction in the number of Ordinary Shares otherwise deliverable upon exercise of such Option with a Fair Market Value equal to the aggregate Option Exercise Price at the time of exercise; (iv) any combination of the foregoing methods; or (v) in any other form of legal consideration that may be acceptable to the Committee. Unless otherwise specifically provided in the Option, the exercise price of Ordinary Share acquired pursuant to an Option that is paid by delivery (or attestation) to the Company of other Ordinary Share acquired, directly or indirectly from the Company, shall be paid only by shares of the Ordinary Share of the Company that have been held for more than six months (or such longer or shorter period of time required to avoid a charge to earnings for financial accounting purposes). Notwithstanding the foregoing, during any period for which the Ordinary Share is publicly traded (i.e., the Ordinary Share is listed on any established stock exchange or a national market system) an exercise by a Director or Officer that involves or may involve a direct or indirect extension of credit or arrangement of an extension of credit by the Company, directly or indirectly, in violation of Section 402(a) of the Sarbanes-Oxley Act of 2002 shall be prohibited with respect to any Award under this Plan.

6.5. Transferability of An Incentive Share Option. An Incentive Share Option shall not be transferable except by will or by the laws of descent and distribution and shall be exercisable during the lifetime of the Optionholder only by the Optionholder. Notwithstanding the foregoing, the Optionholder may, by delivering written notice to the Company, in a form satisfactory to the Company, designate a third party who, in the event of the death of the Optionholder, shall thereafter be entitled to exercise the Option.

6.6. Transferability of a Non-qualified Share Option. A Non-qualified Share Option may, in the sole discretion of the Committee, be transferable to a Permitted Transferee, upon written approval by the Committee to the extent provided in the Award Agreement. If the Non-qualified Share Option does not provide for transferability, then the Non-qualified Share Option shall not be transferable except by will or by the laws of descent and distribution and shall be exercisable during the lifetime of the Optionholder only by the Optionholder. Notwithstanding the foregoing, the Optionholder may, by delivering written notice to the Company, in a form satisfactory to the Company, designate a third party who, in the event of the death of the Optionholder, shall thereafter be entitled to exercise the Option.

6.7. Vesting of Options. Each Option may, but need not, vest and therefore become exercisable in periodic installments that may, but need not, be equal. The Option may be subject to such other terms and conditions on the time or times when it may be exercised (which may be based on performance or other criteria) as the Committee may deem appropriate. The vesting provisions of individual Options may vary. No Option may be exercised for a fraction of a share of Ordinary Share. The Committee may, but shall not be required to, provide for an acceleration of vesting and exercisability in the terms of any Award Agreement upon the occurrence of a specified event, provided that if such Award is subject to Section 409A of the Code, such acceleration of vesting and exercisability complies with the provisions of Section 409A of the Code.

6.8. Termination of Continuous Service. Unless otherwise provided in an Award Agreement or in an employment agreement the terms of which have been approved by the Committee, in the event an Optionholder’s Continuous Service terminates (other than upon the Optionholder’s death or Disability), the Optionholder may exercise his or her Option (to the extent that the Optionholder was entitled to exercise such Option as of the date of termination) but only within such period of time ending on the earlier of (a) the date three months following the termination of the Optionholder’s Continuous Service or (b) the expiration of the term of the Option as set forth in the Award Agreement; provided that, if the termination of Continuous Service is by the Company for Cause, all outstanding Options (whether or not vested) shall immediately terminate and cease to be exercisable. If, after termination, the Optionholder does not exercise his or her Option within the time specified in the Award Agreement, the Option shall terminate.

6.9. Extension of Termination Date. An Optionholder’s Award Agreement may also provide that if the exercise of the Option following the termination of the Optionholder’s Continuous Service for any reason would be prohibited at any time because the issuance of Ordinary Shares would violate the registration requirements under the Securities Act or any other state or federal securities law or the rules of any securities exchange or interdealer quotation system, then the Option shall terminate on the earlier of (a) the expiration of the term of the Option in accordance with Section 6.1 or (b) the expiration of a period after termination of the Participant’s Continuous Service that is three months after the end of the period during which the exercise of the Option would be in violation of such registration or other securities law requirements.

6.10. Disability of Optionholder. Unless otherwise provided in an Award Agreement, in the event that an Optionholder’s Continuous Service terminates as a result of the Optionholder’s Disability, the Optionholder may exercise his or her Option (to the extent that the Optionholder was entitled to exercise such Option as of the date of termination), but only within such period of time ending on the earlier of (a) the date 12 months following such termination or (b) the expiration of the term of the Option as set forth in the Award Agreement. If, after termination, the Optionholder does not exercise his or her Option within the time specified herein or in the Award Agreement, the Option shall terminate.

6.11. Death of Optionholder. Unless otherwise provided in an Award Agreement, in the event an Optionholder’s Continuous Service terminates as a result of the Optionholder’s death, then the Option may be exercised (to the extent the Optionholder was entitled to exercise such Option as of the date of death) by the Optionholder’s estate, by a person who acquired the right to exercise the Option by bequest or inheritance or by a person designated to exercise the Option upon the Optionholder’s death, but only within the period ending on the earlier of (a) the date 12 months following the date of death or (b) the expiration of the term of such Option as set forth in the Award Agreement. If, after the Optionholder’s death, the Option is not exercised within the time specified herein or in the Award Agreement, the Option shall terminate.

6.12. Incentive Share Option $100,000 Limitation. To the extent that the aggregate Fair Market Value (determined at the time of grant) of Ordinary Share with respect to which Incentive Share Options are exercisable for the first time by any Optionholder during any calendar year (under all plans of the Company and its Affiliates) exceeds $100,000, the Options or portions thereof which exceed such limit (according to the order in which they were granted) shall be treated as Non-qualified Share Options.

7. Provisions of Awards Other Than Options.

7.1. Share Appreciation Rights.

(a) General. Each Share Appreciation Right granted under the Plan shall be evidenced by an Award Agreement. Each Share Appreciation Right so granted shall be subject to the conditions set forth in this Section 7.1, and to such other conditions not inconsistent with the Plan as may be reflected in the applicable Award Agreement. Share Appreciation Rights may be granted alone (“Free Standing Rights”) or in tandem with an Option granted under the Plan (“Related Rights”). All such grants shall be exempt from, or comply with, the provisions of Section 409A of the Code.

(b) Grant Requirements. Any Related Right that relates to a Non-qualified Share Option may be granted at the same time the Option is granted or at any time thereafter but before the exercise or expiration of the Option. Any Related Right that relates to an Incentive Share Option must be granted at the same time the Incentive Share Option is granted.

(c) Term of Share Appreciation Rights. The term of a Share Appreciation Right granted under the Plan shall be determined by the Committee; provided, however, no Share Appreciation Right shall be exercisable later than the tenth anniversary of the Grant Date.

(d) Vesting of Share Appreciation Rights. Each Share Appreciation Right may, but need not, vest and therefore become exercisable in periodic installments that may, but need not, be equal. The Share Appreciation Right may be subject to such other terms and conditions on the time or times when it may be exercised as the Committee may deem appropriate. The vesting provisions of individual Share Appreciation Rights may vary. No Share Appreciation Right may be exercised for a fraction of a share of Ordinary Share. The Committee may, but shall not be required to, provide for an acceleration of vesting and exercisability in the terms of any Share Appreciation Right upon the occurrence of a specified event, provided that if such Award is subject to Section 409A of the Code, such acceleration of vesting and exercisability complies with the provisions of Section 409A of the Code.

(e) Exercise and Payment. Upon exercise of a Share Appreciation Right, the holder shall be entitled to receive from the Company an amount equal to the number of Ordinary Share subject to the Share Appreciation Right that is being exercised multiplied by the excess of (i) the Fair Market Value of one Ordinary Share on the date the Award is exercised, over (ii) the exercise price specified in the Share Appreciation Right or related Option. Payment with respect to the exercise of a Share Appreciation Right shall be made on the date of exercise. Payment shall be made in the form of Ordinary Shares (with or without restrictions as to substantial risk of forfeiture and transferability, as determined by the Committee in its sole discretion), cash or a combination thereof, as determined by the Committee.

(f) Exercise Price. The exercise price of a Free Standing Share Appreciation Right shall be determined by the Committee, but shall not be less than the greater of (i) 100% of the Fair Market Value of one Ordinary Share on the Grant Date of such Share Appreciation Right or (ii) the par value of any Ordinary Share. A Related Right granted simultaneously with or subsequent to the grant of an Option and in conjunction therewith or in the alternative thereto shall have the same exercise price as the related Option, shall be transferable only upon the same terms and conditions as the related Option, and shall be exercisable only to the same extent as the related Option; provided, however, that a Share Appreciation Right, by its terms, shall be exercisable only when the Fair Market Value per share of Ordinary Share subject to the Share Appreciation Right and related Option exceeds the exercise price per share thereof and no Share Appreciation Rights may be granted in tandem with an Option unless the Committee determines that the requirements of Section 7.1(b) are satisfied.

(g) Reduction in the Underlying Option Shares. Upon any exercise of a Related Right, the number of Ordinary Shares for which any related Option shall be exercisable shall be reduced by the number of shares for which the Share Appreciation Right has been exercised. The number of Ordinary Shares for which a Related Right shall be exercisable shall be reduced upon any exercise of any related Option by the number of Ordinary Shares for which such Option has been exercised.

7.2. Restricted Awards.

(a) General. A Restricted Award is an Award of actual Ordinary Shares (“Restricted Share”) or hypothetical Ordinary Share units (“Restricted Share Units”) having a value equal to the Fair Market Value of an identical number of Ordinary Shares, which may, but need not, provide that such Restricted Award may not be sold, assigned, transferred or otherwise disposed of, pledged or hypothecated as collateral for a loan or as security for the performance of any obligation or for any other purpose for such period (the “Restricted Period”) as the Committee shall determine. Each Restricted Award granted under the Plan shall be evidenced by an Award Agreement. Each Restricted Award so granted shall be subject to the conditions set forth in this Section 7.2, and to such other conditions not inconsistent with the Plan as may be reflected in the applicable Award Agreement.

(b) Restricted Share and Restricted Share Units.

(i) Each Participant granted Restricted Share shall execute and deliver to the Company an Award Agreement with respect to the Restricted Share setting forth the restrictions and other terms and conditions applicable to such Restricted Share. If the Committee determines that the Restricted Share shall be held by the Company or in escrow rather than delivered to the Participant pending the release of the applicable restrictions, the Committee may require the Participant to additionally execute and deliver to the Company (A) an escrow agreement satisfactory to the Committee, if applicable and (B) the appropriate blank instrument of transfer with respect to the Restricted Share covered by such agreement. If a Participant fails to execute an agreement evidencing an Award of Restricted Share and, if applicable, an escrow agreement and instrument of transfer, the Award shall be null and void. Subject to the restrictions set forth in the Award, the Participant generally shall have the rights and privileges of a shareholder as to such Restricted Share, including the right to vote such Restricted Share and the right to receive dividends; provided that, any cash dividends and share dividends with respect to the Restricted Share shall similarly be held in escrow by the Company for the Participant’s account, and interest may be credited on the amount of the cash dividends so placed in escrow at a rate and subject to such terms as determined by the Committee. The cash dividends or share dividends so placed in escrow by the Committee and attributable to any particular share of Restricted Share (and earnings thereon, if applicable) shall be distributed to the Participant in cash or, at the discretion of the Committee, in Ordinary Shares having a Fair Market Value equal to the amount of such dividends, if applicable, upon the release of restrictions on such share and, if such share is forfeited, the Participant shall have no right to such dividends.

(ii) The terms and conditions of a grant of Restricted Share Units shall be reflected in an Award Agreement. No Ordinary Shares shall be issued at the time a Restricted Share Unit is granted, and the Company will not be required to set aside a fund for the payment of any such Award. A Participant shall have no voting rights with respect to any Restricted Share Units granted hereunder. The Committee may also grant Restricted Share Units with a deferral feature, if permitted in Section 409A of the Code, whereby settlement is deferred beyond the vesting date until the occurrence of a future payment date or event set forth in an Award Agreement (“Deferred Share Units”). At the discretion of the Committee, each Restricted Share Unit or Deferred Share Unit (representing one Ordinary Share) may be credited with cash and share dividends paid by the Company in respect of one Ordinary Share (“Dividend Equivalents”). Dividend Equivalents shall not be paid but shall be credited to the Participant’s account, and interest may be credited on the amount of cash Dividend Equivalents credited to the Participant’s account at a rate and subject to such terms as determined by the Committee. Dividend Equivalents credited to a Participant’s account and attributable to any particular Restricted Share Unit or Deferred Share Unit (and earnings thereon, if applicable) shall be distributed in cash or, at the discretion of the Committee, in Ordinary Shares having a Fair Market Value equal to the amount of such Dividend Equivalents and earnings, if applicable, to the Participant upon settlement of such Restricted Share Unit or Deferred Share Unit and, if such Restricted Share Unit or Deferred Share Unit is forfeited, the Participant shall have no right to such Dividend Equivalents.

(c) Restrictions.

(i) Restricted Share awarded to a Participant shall be subject to the following restrictions until the expiration of the Restricted Period, and to such other terms and conditions as may be set forth in the applicable Award Agreement: (A) if an escrow arrangement is used, the Participant shall not be entitled to delivery of the share certificate; (B) the shares shall be subject to the restrictions on transferability set forth in the Award Agreement; (C) the shares shall be subject to forfeiture to the extent provided in the applicable Award Agreement; and (D) to the extent such shares are forfeited, the register of members shall be written up to reflect such forfeiture, the share certificates shall be returned to the Company, and all rights of the Participant to such shares and as a shareholder with respect to such shares shall terminate without further obligation on the part of the Company.

(ii) Restricted Share Units and Deferred Share Units awarded to any Participant shall be subject to (A) forfeiture until the expiration of the Restricted Period, and satisfaction of any applicable Performance Goals during such period, to the extent provided in the applicable Award Agreement, and to the extent such Restricted Share Units or Deferred Share Units are forfeited, all rights of the Participant to such Restricted Share Units or Deferred Share Units shall terminate without further obligation on the part of the Company and (B) such other terms and conditions as may be set forth in the applicable Award Agreement.

(iii) The Committee shall have the authority to remove any or all of the restrictions on the Restricted Share, Restricted Share Units and Deferred Share Units whenever it may determine that, by reason of changes in Applicable Laws or other changes in circumstances arising after the date the Restricted Share or Restricted Share Units or Deferred Share Units are granted, such action is appropriate.

(d) Restricted Period. With respect to Restricted Awards, the Restricted Period shall commence on the Grant Date and end at the time or times set forth on a schedule established by the Committee in the applicable Award Agreement. No Restricted Award may be granted or settled for a fraction of a share of Ordinary Share. The Committee may, but shall not be required to, provide for an acceleration of vesting in the terms of any Award Agreement upon the occurrence of a specified event, provided that if such Award is subject to Section 409A of the Code, such acceleration is consistent with the provisions of Section 409A of the Code.

(e) Delivery of Restricted Share and Settlement of Restricted Share Units. Upon the expiration of the Restricted Period with respect to any shares of Restricted Share, the restrictions set forth in Section 7.2(c) and the applicable Award Agreement shall be of no further force or effect with respect to such shares, except as set forth in the applicable Award Agreement. If an escrow arrangement is used, upon such expiration, the Company shall deliver to the Participant, or his or her beneficiary, without charge, the share certificate evidencing the shares of Restricted Share which have not then been forfeited and with respect to which the Restricted Period has expired (to the nearest full share) and any cash dividends or share dividends credited to the Participant’s account with respect to such Restricted Share and the interest thereon, if any. Upon the expiration of the Restricted Period with respect to any outstanding Restricted Share Units, or at the expiration of the deferral period with respect to any outstanding Deferred Share Units, the Company shall deliver to the Participant, or his or her beneficiary, without charge, one Ordinary Share for each such outstanding vested Restricted Share Unit or Deferred Share Unit (“Vested Unit”) and cash equal to any Dividend Equivalents credited with respect to each such Vested Unit in accordance with Section 7.2(b)(ii) hereof and the interest thereon or, at the discretion of the Committee, in Ordinary Shares having a Fair Market Value equal to such Dividend Equivalents and the interest thereon, if any; provided, however, that, if explicitly provided in the applicable Award Agreement, the Committee may, in its sole discretion, elect to pay cash or part cash and part Ordinary Share in lieu of delivering only Ordinary Shares for Vested Units. If a cash payment is made in lieu of delivering Ordinary Shares, the amount of such payment shall be equal to the Fair Market Value of the Ordinary Share as of the date on which the Restricted Period lapsed in the case of Restricted Share Units, or the delivery date in the case of Deferred Share Units, with respect to each Vested Unit.

(f) Share Restrictions. Each certificate representing Restricted Share awarded under the Plan shall bear a legend in such form as the Company deems appropriate.

7.3. Performance Share Awards.

(a) Grant of Performance Share Awards. Each Performance Share Award granted under the Plan shall be evidenced by an Award Agreement. Each Performance Share Award so granted shall be subject to the conditions set forth in this Section 7.3, and to such other conditions not inconsistent with the Plan as may be reflected in the applicable Award Agreement. The Committee shall have the discretion to determine: (i) the number of Ordinary Shares or share-denominated units subject to a Performance Share Award granted to any Participant; (ii) the performance period applicable to any Award;

(iii) the conditions that must be satisfied for a Participant to earn an Award; and (iv) the other terms, conditions and restrictions of the Award.

(b) Earning Performance Share Awards. The number of Performance Shares earned by a Participant will depend on the extent to which the performance goals established by the Committee are attained within the applicable Performance Period, as determined by the Committee. No payout shall be made with respect to any Performance Share Award except upon written certification by the Committee that the minimum threshold performance goal(s) have been achieved.

7.4. Performance Compensation Awards.

(a) General. The Committee shall have the authority, at the time of grant of any Award described in this Plan (other than Options and Share Appreciation Rights granted with an exercise price equal to or greater than the Fair Market Value per share of Ordinary Share on the Grant Date), to designate such Award as a Performance Compensation Award. In addition, the Committee shall have the authority to make an Award of a cash bonus to any Participant and designate such Award as a Performance Compensation Award.

(b) Eligibility. The Committee will, in its sole discretion, designate within the first 90 days of a Performance Period (or such shorter or longer time period as the Committee shall determine) which Participants will be eligible to receive Performance Compensation Awards in respect of such Performance Period. However, designation of a Participant eligible to receive an Award hereunder for a Performance Period shall not in any manner entitle the Participant to receive payment in respect of any Performance Compensation Award for such Performance Period. The determination as to whether or not such Participant becomes entitled to payment in respect of any Performance Compensation Award shall be decided solely in accordance with the provisions of this Section 7.4. Moreover, designation of a Participant eligible to receive an Award hereunder for a particular Performance Period shall not require designation of such Participant eligible to receive an Award hereunder in any subsequent Performance Period and designation of one person as a Participant eligible to receive an Award hereunder shall not require designation of any other person as a Participant eligible to receive an Award hereunder in such period or in any other period.

(c) Discretion of Committee with Respect to Performance Compensation Awards. With regard to a particular Performance Period, the Committee shall have full discretion to select the length of such Performance Period (provided any such Performance Period shall be not less than one fiscal quarter in duration), the type(s) of Performance Compensation Awards to be issued, the Performance Criteria that will be used to establish the Performance Goal(s), the kind(s) and/or level(s) of the Performance Goal(s) that is (are) to apply to the Company and the Performance Formula. Within the first 90 days of a Performance Period (or such shorter or longer time period as the Committee shall determine), the Committee shall, with regard to the Performance Compensation Awards to be issued for such Performance Period, exercise its discretion with respect to each of the matters enumerated in the immediately preceding sentence of this Section 7.4(c) and record the same in writing.

(d) Payment of Performance Compensation Awards.

(i) Condition to Receipt of Payment. Unless otherwise provided in the applicable Award Agreement, a Participant must be employed by the Company on the last day of a Performance Period to be eligible for payment in respect of a Performance Compensation Award for such Performance Period.

(ii) Limitation. A Participant shall be eligible to receive payment in respect of a Performance Compensation Award only to the extent that: (A) the Performance Goals for such period are achieved; and (B) the Performance Formula as applied against such Performance Goals determines that all or some portion of such Participant’s Performance Compensation Award has been earned for the Performance Period.

(iii) Certification. Following the completion of a Performance Period, the Committee shall review and certify in writing whether, and to what extent, the Performance Goals for the Performance Period have been achieved and, if so, calculate and certify in writing the amount of the Performance Compensation Awards earned for the period based upon the Performance Formula. The Committee shall then determine the actual size of each Participant’s Performance Compensation Award for the Performance Period.

(iv) Use of Discretion. The Committee shall not have the discretion to grant or provide payment in respect of Performance Compensation Awards for a Performance Period if the Performance Goals for such Performance Period have not been attained.

(v) Timing of Award Payments. Performance Compensation Awards granted for a Performance Period shall be paid to Participants as soon as administratively practicable following completion of the certifications required by this Section 7.4 but in no event later than 2 1/2 months following the end of the fiscal year during which the Performance Period is completed.

8. Securities Law Compliance. Each Award Agreement shall provide that no Ordinary Shares shall be purchased or sold thereunder unless and until (a) any then applicable requirements of state or federal laws and regulatory agencies have been fully complied with to the satisfaction of the Company and its counsel and (b) if required to do so by the Company, the Participant has executed and delivered to the Company a letter of investment intent in such form and containing such provisions as the Committee may require. The Company shall use reasonable efforts to seek to obtain from each regulatory commission or agency having jurisdiction over the Plan such authority as may be required to grant Awards and to issue and sell Ordinary Shares upon exercise of the Awards; provided, however, that this undertaking shall not require the Company to register under the Securities Act the Plan, any Award or any Ordinary Share issued or issuable pursuant to any such Award. If, after reasonable efforts, the Company is unable to obtain from any such regulatory commission or agency the authority which counsel for the Company deems necessary for the lawful issuance and sale of Ordinary Share under the Plan, the Company shall be relieved from any liability for failure to issue and sell Ordinary Share upon exercise of such Awards unless and until such authority is obtained.

9. Use of Proceeds. Proceeds from the sale of Ordinary Share pursuant to Awards, or upon exercise thereof, shall constitute general funds of the Company.

10. Miscellaneous.

10.1. Acceleration of Exercisability and Vesting. The Committee shall have the power to accelerate the time at which an Award may first be exercised or the time during which an Award or any part thereof will vest in accordance with the Plan, notwithstanding the provisions in the Award stating the time at which it may first be exercised or the time during which it will vest, provided that if such Award is subject to Section 409A of the Code, any such acceleration or exercisability or vesting is in compliance with the provisions of Section 409A of the Code.

10.2. Shareholder Rights. Except as provided in the Plan or an Award Agreement, no Participant shall be deemed to be the holder of, or to have any of the rights of a holder with respect to, any Ordinary Shares subject to such Award unless and until such Participant has satisfied all requirements for exercise of the Award pursuant to its terms and no adjustment shall be made for dividends (ordinary or extraordinary, whether in cash, securities or other property) or distributions of other rights for which the record date is prior to the date such Ordinary Share certificate is issued, except as provided in Section 11 hereof.

10.3. No Employment or Other Service Rights. Nothing in the Plan or any instrument executed or Award granted pursuant thereto shall confer upon any Participant any right to continue to serve the Company or an Affiliate in the capacity in effect at the time the Award was granted or shall affect the right of the Company or an Affiliate to terminate (a) the employment of an Employee with or without notice and with or without Cause or (b) the service of a Director pursuant to the By-laws of the Company or an Affiliate, and any applicable provisions of the corporate law of the state in which the Company or the Affiliate is incorporated, as the case may be.

10.4. Transfer; Approved Leave of Absence. For purposes of the Plan, no termination of employment by an Employee shall be deemed to result from either (a) a transfer of employment to the Company from an Affiliate or from the Company to an Affiliate, or from one Affiliate to another, or (b) an approved leave of absence for military service or sickness, or for any other purpose approved by the Company, if the Employee’s right to reemployment is guaranteed either by a statute or by contract or under the policy pursuant to which the leave of absence was granted or if the Committee otherwise so provides in writing, in either case, except to the extent inconsistent with Section 409A of the Code if the applicable Award is subject thereto.

10.5. Withholding Obligations. To the extent provided by the terms of an Award Agreement and subject to the discretion of the Committee, the Participant may satisfy any federal, state or local tax withholding obligation relating to the exercise or acquisition of Ordinary Share under an Award by any of the following means (in addition to the Company’s right to withhold from any compensation paid to the Participant by the Company) or by a combination of such means: (a) tendering a cash payment; (b) authorizing the Company to withhold Ordinary Shares from the Ordinary Shares otherwise issuable to the Participant as a result of the exercise or acquisition of Ordinary Share under the Award, provided, however, that no Ordinary Shares are withheld with a value exceeding the minimum amount of tax required to be withheld by law; or (c) delivering to the Company previously owned and unencumbered Ordinary Shares of the Company.

11. Adjustments Upon Changes in Share Capital. In the event of changes in the outstanding Ordinary Share or in the capital structure of the Company by reason of any share or extraordinary cash dividend, share split, reverse share split, an extraordinary corporate transaction such as any recapitalization, reorganization, merger, consolidation, combination, exchange, re-designation or re-classification of shares (including, for the avoidance of doubt, the Redesignation), or other relevant change in capitalization occurring after the Grant Date of any Award, Awards granted under the Plan and any Award Agreements, the exercise price of Options and Share Appreciation Rights, the maximum number of Ordinary Shares subject to all Awards stated in Section 4 and the maximum number of Ordinary Shares with respect to which any one person may be granted Awards during any period stated in Section 4 will be equitably adjusted or substituted, as to the number, price or kind of a share of Ordinary Share or other consideration subject to such Awards to the extent necessary to preserve the economic intent of such Award. In the case of adjustments made pursuant to this Section 11, unless the Committee specifically determines that such adjustment is in the best interests of the Company or its Affiliates, the Committee shall, in the case of Incentive Share Options, ensure that any adjustments under this Section 11 will not constitute a modification, extension or renewal of the Incentive Share Options within the meaning of Section 424(h)(3) of the Code and in the case of Non-qualified Share Options, ensure that any adjustments under this Section 11 will not constitute a modification of such Non-qualified Share Options within the meaning of Section 409A of the Code. Any adjustments made under this Section 11 shall be made in a manner which does not adversely affect the exemption provided pursuant to Rule 16b-3 under the Exchange Act. The Company shall give each Participant notice of an adjustment hereunder and, upon notice, such adjustment shall be conclusive and binding for all purposes.

12. Effect of Change in Control.

12.1. In the discretion of the Board and the Committee, any Award Agreement may provide, or the Board or the Committee may provide by amendment of any Award Agreement or otherwise, notwithstanding any provision of the Plan to the contrary, that in the event of a Change in Control, Options and/or Share Appreciation Rights shall become immediately exercisable with respect to all or a specified portion of the shares subject to such Options or Share Appreciation Rights, and/or the Restricted Period shall expire immediately with respect to all or a specified portion of the shares of Restricted Share or Restricted Share Units.

12.2. In addition, in the event of a Change in Control, the Committee may in its discretion and upon at least 10 days’ advance notice to the affected persons, cancel any outstanding Awards and pay to the holders thereof, in cash or shares, or any combination thereof, the value of such Awards based upon the price per share of Ordinary Share received or to be received by other shareholders of the Company in the event. In the case of any Option or Share Appreciation Right with an exercise price that equals or exceeds the price paid for a share of Ordinary Share in connection with the Change in Control, the Committee may cancel the Option or Share Appreciation Right without the payment of consideration therefor.

12.3. The obligations of the Company under the Plan shall be binding upon any successor corporation or organization resulting from the merger, consolidation or other reorganization of the Company, or upon any successor corporation or organization succeeding to all or substantially all of the assets and business of the Company and its Subsidiaries, taken as a whole.

13. Amendment of the Plan and Awards.

13.1. Amendment of Plan. The Board may amend, alter, suspend, discontinue, or terminate this Plan or any portion thereof at any time; provided that (a) no amendment to the persons eligible to receive Awards set forth in Section 1.2 or to the maximum number of shares as to which Awards may be granted set forth in Section 4.1 (except for adjustments pursuant to Section 11), shall be made without shareholder approval, and (b) no such amendment, alteration, suspension, discontinuation or termination shall be made without shareholder approval if such approval is necessary to comply with any Applicable Laws (including, without limitation, as necessary to comply with any tax or regulatory requirement applicable to this Plan or to prevent the Company from being denied a tax deduction under Section 162(m) of the Code); and provided further, that any such amendment, alteration, suspension, discontinuance or termination that would materially and adversely affect the rights of any Participant or any holder or beneficiary of any Award theretofore granted shall not to that extent be effective without the prior written consent of the affected Participant, holder or beneficiary.

13.2. Contemplated Amendments. It is expressly contemplated that the Board may amend the Plan in any respect the Board deems necessary or advisable to provide eligible Employees, Consultants and Directors with the maximum benefits provided or to be provided under the provisions of the Code and the regulations promulgated thereunder relating to Incentive Share Options or to the nonqualified deferred compensation provisions of Section 409A of the Code and/or to bring the Plan and/or Awards granted under it into compliance therewith.

13.3. No Impairment of Rights. Rights under any Award granted before amendment of the Plan shall not be impaired by any amendment of the Plan unless (a) the Company requests the consent of the Participant and (b) the Participant consents in writing.

13.4. Amendment of Awards. The Committee may, to the extent consistent with the terms of any applicable Award Agreement, waive any conditions or rights under, amend any terms of, or alter, suspend, discontinue, cancel or terminate, any Award theretofore granted or the associated Award Agreement, prospectively or retroactively; provided, however that any such waiver, amendment, alteration, suspension, discontinuance, cancellation or termination that would materially and adversely affect the rights of any Participant with respect to any Award theretofore granted shall not to that extent be effective without the consent of the affected Participant.

14. General Provisions.

14.1. Forfeiture Events. The Committee may specify in an Award Agreement that the Participant’s rights, payments and benefits with respect to an Award shall be subject to reduction, cancellation, forfeiture or recoupment upon the occurrence of certain events, in addition to applicable vesting conditions of an Award. Such events may include, without limitation, breach of non-competition, non-solicitation, confidentiality, or other restrictive covenants that are contained in the Award Agreement or otherwise applicable to the Participant, a termination of the Participant’s Continuous Service for Cause, or other conduct by the Participant that is detrimental to the business or reputation of the Company and/or its Affiliates.

14.2. Clawback. Notwithstanding any other provisions in this Plan, any Award which is subject to recovery under any law, government regulation or stock exchange listing requirement, will be subject to such deductions and clawback as may be required to be made pursuant to such law, government regulation or stock exchange listing requirement (or any policy adopted by the Company pursuant to any such law, government regulation or stock exchange listing requirement). Awards granted under the Plan and any gross proceeds received by Participants with respect to Awards granted under the Plan shall be subject to any clawback policy that may be adopted or amended thereafter by the Board or Committee from time to time, to comply with regulations related to recoupment or clawback of compensation adopted pursuant to the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, the listing standards of any national securities exchange on which the Company’s securities are listed or any other applicable law, rule, or regulation. Clawback can, if applicable and where permitted by applicable local law, be made by deducting payments that will be due in the future (including salary, bonuses, and other forms of compensation). A Participant’s acceptance of an Award under the Plan shall constitute such Participant’s acknowledgement and recognition that the Participant’s compliance with this Section 14.2 is a condition for the Participant’s receipt of the Award.

14.3. Other Compensation Arrangements. Nothing contained in this Plan shall prevent the Board from adopting other or additional compensation arrangements, subject to shareholder approval if such approval is required; and such arrangements may be either generally applicable or applicable only in specific cases.

14.4. Sub-plans. The Committee may from time to time establish sub-plans under the Plan for purposes of satisfying blue sky, securities, tax or other laws of various jurisdictions in which the Company intends to grant Awards. Any sub-plans shall contain such limitations and other terms and conditions as the Committee determines are necessary or desirable. All sub-plans shall be deemed a part of the Plan, but each sub-plan shall apply only to the Participants in the jurisdiction for which the sub-plan was designed.

14.5. Deferral of Awards. The Committee may establish one or more programs under the Plan to permit selected Participants the opportunity to elect to defer receipt of consideration upon exercise of an Award, satisfaction of performance criteria, or other event that absent the election would entitle the Participant to payment or receipt of Ordinary Shares or other consideration under an Award. The Committee may establish the election procedures, the timing of such elections, the mechanisms for payments of, and accrual of interest or other earnings, if any, on amounts, shares or other consideration so deferred, and such other terms, conditions, rules and procedures that the Committee deems advisable for the administration of any such deferral program. All of such programs and procedures shall be consistent with the rules of Section 409A of the Code.

14.6. Unfunded Plan. The Plan shall be unfunded. Neither the Company, the Board nor the Committee shall be required to establish any special or separate fund or to segregate any assets to assure the performance of its obligations under the Plan.

14.7. Recapitalizations. Each Award Agreement shall contain provisions required to reflect the provisions of Section 11.

14.8. Delivery. Upon exercise of a right granted under this Plan, the Company shall issue Ordinary Share or pay any amounts due within a reasonable period of time thereafter. Subject to any statutory or regulatory obligations the Company may otherwise have, for purposes of this Plan, thirty (30) days shall be considered a reasonable period of time.

14.9. No Fractional Shares. No fractional Ordinary Shares shall be issued or delivered pursuant to the Plan. The Committee shall determine whether cash, additional Awards or other securities or property shall be issued or paid in lieu of fractional Ordinary Shares or whether any fractional shares should be rounded, forfeited or otherwise eliminated.

14.10. Other Provisions. The Award Agreements authorized under the Plan may contain such other provisions not inconsistent with this Plan, including, without limitation, restrictions upon the exercise of the Awards, as the Committee may deem advisable.

14.11. Section 409A. The Plan and all Awards granted under the Plan are intended to comply with Section 409A of the Code to the extent subject thereto, and, accordingly, to the maximum extent permitted, the Plan and all Awards Agreements shall be interpreted and administered to be in compliance therewith. Any payments described in the Plan that are due within the “short-term deferral period” as defined in Section 409A of the Code shall not be treated as deferred compensation unless Applicable Laws require otherwise. Notwithstanding anything to the contrary in the Plan or any Award Agreement, to the extent required to avoid accelerated taxation and tax penalties under Section 409A of the Code, amounts that would otherwise be payable and benefits that would otherwise be provided pursuant to the Plan or Award Agreement during the six (6) month period immediately following the Participant’s termination of Continuous Service shall instead be paid on the first payroll date after the six-month anniversary of the Participant’s separation from service (or the Participant’s death, if earlier). Notwithstanding the foregoing, neither the Company nor the Committee shall have any obligation to take any action to prevent the assessment of any excise tax or penalty on any Participant under Section 409A of the Code and neither the Company nor the Committee will have any liability to any Participant for such tax or penalty.

14.12. Disqualifying Dispositions. Any Participant who shall make a “disposition” (as defined in Section 424 of the Code) of all or any portion of Ordinary Shares acquired upon exercise of an Incentive Share Option within two years from the Grant Date of such Incentive Share Option or within one year after the issuance of the Ordinary Shares acquired upon exercise of such Incentive Share Option (a “Disqualifying Disposition”) shall be required to immediately advise the Company in writing as to the occurrence of the sale and the price realized upon the sale of such Ordinary Shares.

14.13. Section 16. It is the intent of the Company that the Plan satisfy, and be interpreted in a manner that satisfies, the applicable requirements of Rule 16b-3 as promulgated under Section 16 of the Exchange Act so that Participants will be entitled to the benefit of Rule 16b-3, or any other rule promulgated under Section 16 of the Exchange Act, and will not be subject to short-swing liability under Section 16 of the Exchange Act. Accordingly, if the operation of any provision of the Plan would conflict with the intent expressed in this Section 14.13, such provision to the extent possible shall be interpreted and/or deemed amended so as to avoid such conflict.

14.14. Beneficiary Designation. Each Participant under the Plan may from time to time name any beneficiary or beneficiaries by whom any right under the Plan is to be exercised in case of such Participant’s death. Each designation will revoke all prior designations by the same Participant, shall be in a form reasonably prescribed by the Committee and shall be effective only when filed by the Participant in writing with the Company during the Participant’s lifetime.

14.15. Expenses. The costs of administering the Plan shall be paid by the Company.

14.16. Severability. If any of the provisions of the Plan or any Award Agreement is held to be invalid, illegal or unenforceable, whether in whole or in part, such provision shall be deemed modified to the extent, but only to the extent, of such invalidity, illegality or unenforceability and the remaining provisions shall not be affected thereby.

14.17. Plan Headings. The headings in the Plan are for purposes of convenience only and are not intended to define or limit the construction of the provisions hereof.

14.18. Non-Uniform Treatment. The Committee’s determinations under the Plan need not be uniform and may be made by it selectively among persons who are eligible to receive, or actually receive, Awards. Without limiting the generality of the foregoing, the Committee shall be entitled to make non-uniform and selective determinations, amendments and adjustments, and to enter into non-uniform and selective Award Agreements.

15. Effective Date of Plan. The Plan shall become effective as of the Effective Date.

16. Termination or Suspension of the Plan. The Plan shall terminate automatically on January 25, 2032. No Award shall be granted pursuant to the Plan after such date, but Awards theretofore granted may extend beyond that date. The Board may suspend or terminate the Plan at any earlier date pursuant to Section 13.1 hereof, provided any such suspension or termination is consistent with the provisions of Section 409A of the Code. No Awards may be granted under the Plan while the Plan is suspended or after it is terminated.

17. Choice of Law. Except to the extent governed by Federal law, the Plan and all Award Agreements shall be construed in accordance with and governed by the laws of the Cayman Islands.

18. Class A Ordinary Shares; Redesignation.

18.1. Settlement in Class A Ordinary Shares. On and after the Redesignation Effective Date, all Awards shall be granted over, exercisable for and settled in Class A Ordinary Shares only. No Award shall be granted over, exercisable for or settled in Class B Ordinary Shares, and nothing in the Plan shall authorize the issuance of Class B Ordinary Shares to any Participant.

18.2. Effect of the Redesignation on outstanding Awards. On the Redesignation Effective Date: (a) each Ordinary Share subject to an outstanding Award, including each share of Restricted Share for which the Restricted Period has not then expired, shall be re-designated as one (1) Class A Ordinary Share in accordance with the Redesignation; and (b) each outstanding Award shall thereafter be an Award over the same number of Class A Ordinary Shares on the same terms and conditions, without any change to the Option Exercise Price, the Restricted Period, any Performance Goal or any other term of the Award, and each Award Agreement shall be read accordingly. The re-designation described in this Section 18.2 is an adjustment under Section 11.1, shall not constitute a Change in Control and shall not require the consent of any Participant. The Committee shall confirm the adjustment by resolution and shall give notice of it to Participants in accordance with Section 11.1.

18.3. Conditional Provisions. Sections 18.1 and 18.2, the definitions of Class A Ordinary Shares, Class B Ordinary Shares, New M&A, Redesignation and Redesignation Effective Date, paragraph (b) and the last sentence of the definition of Ordinary Share, limb (E) of the definition of Change in Control, the words “re-designation or re-classification of shares (including, for the avoidance of doubt, the Redesignation),” in Section 11.1 and the last sentence of Section 4.1 (together, the “Redesignation Provisions”) shall take effect on the Redesignation Effective Date and shall have no force or effect before that date. If the Redesignation is not approved by the shareholders of the Company, or is approved but the Redesignation Effective Date has not occurred on or before December 31, 2026, the Redesignation Provisions shall lapse and be of no effect, and the Plan shall continue to apply to the ordinary shares of the Company as if the Redesignation Provisions had not been adopted, without any further action by the Board, the Committee or the shareholders of the Company. All other provisions of this Amendment No. 2 shall take effect on the Effective Date of this Amendment No. 2 whether or not the Redesignation is approved or becomes effective.

As amended and adopted by the Board of Directors of the Company on September 28, 2026.

This Amendment No.2 to Guardforce AI Co., Limited 2022 Equity Incentive Plan has been approved by the shareholders of the Company at the 2026 extraordinary general meeting of members held on [  ], 2026.